# CARLISLE

# PURE
# PLAY

2024 ANNUAL REPORT

IN 2024,

# Carlisle

REACHED...

**$5.0B** in revenue

**$1.3B** adjusted EBITDA*

**26.6%** adjusted EBITDA margin*

**$20.20** adjusted earnings per share*

**28.5%** return on invested capital*

**18.8%** free cash flow margin*

*Refer to page 36 for a reconciliation of non-GAAP financial measures to related GAAP financial measures

The Bunker Tower in Eindhoven, the Netherlands was built with Carlisle Hertalan® EPDM waterproofing membrane

On cover (clockwise from top left): Henry Blueskin® VP160 installed on a multifamily structure in Malvern, PA; Insulfoam R-Tech® FF roof recover on a warehouse in Phoenix, AZ; Drexlume wall panels on the Switch Building in Manhattan, NY; an 80-mil mechanically fastened TPO roof at Tecumseh Vista Academy in Ontario, Canada

# Report Contents

This is Carlisle Companies Incorporated's annual report, covering all our operations for the period of January 1, 2024, through December 31, 2024.

## Our Company

| | |
|---|---|
| To Our Shareholders | 4 |
| About Carlisle | 6 |
| Our Pure Play Transformation | 8 |
| Carlisle Construction Materials | 10 |
| Carlisle Weatherproofing Technologies | 12 |

## Our Vision & Strategy

| | |
|---|---|
| Building on Vision 2030 | 14 |
| The Carlisle Operating System | 16 |
| The Carlisle Experience | 18 |
| Research & Innovation | 20 |
| Strategic Acquisitions | 22 |
| Superior Capital Allocation | 24 |
| Exceptional Talent | 26 |

## Our Culture & Commitments

| | |
|---|---|
| Shareholder Value through Sustainability | 28 |
| Building Envelope Case Studies | 30 |
| Carlisle in the Community | 32 |
| Board of Directors | 34 |
| Company Officers | 35 |
| Investor Resources | 36 |

**The Brooklyn Children's Museum in Brooklyn, NY features Henry Pumadeq waterproofing, a UV-resistant waterproofing system that sets in 30 minutes and can withstand traffic one hour after installation**

# To Our
## Shareholders



Almost a decade ago we transitioned to the next phase of our value creation journey, focusing on **driving to "maximum potential" at our highest performing businesses and in turn unlocking additional value for our shareholders**. We aimed to unlock this additional value while adhering to Carlisle's longstanding philosophies of continuous improvement, innovation, decentralization, and an entrepreneurial culture. We have provided a clear vision and a dedicated team of employees engaged in delivering the vision.

Throughout our journey we made bold strategic moves, generated record sales, drove organic growth, deployed capital in strategic acquisitions, and returned cash to our shareholders. We optimized our portfolio

through the acquisition of businesses that provided deeper inroads into attractive markets and embarked on our strategic pivot from a diversified industrial portfolio of businesses to a premier pure play building products company.

### The Foundation: Vision 2025

In 2018 we launched Vision 2025, a strategic plan that set a new tone for Carlisle as we looked ahead to our next one hundred years. Vision 2025 was built on detailed, tangible, and executable plans that aligned employees and engaged shareholders through clear actions, including:

- **Drive superior organic growth and complement with acquisitions**
- **Leverage growth and COS into excellent operating performance**
- **Deploy record amounts of capital through M&A, capital expenditures, dividends, and share repurchases**

With a sharper focus, results came quickly. Under Vision 2025 we nearly doubled revenue in our building products segments, more than doubled adjusted EBITDA in those segments, and increased free cash flow by over 200%. Furthermore, we exceeded our earnings target of over $15 per share three years ahead of our Vision 2025 target by delivering $17.58 of GAAP diluted EPS from continuing operations in 2022.

## The Next Chapter: Vision 2030

We built on our successful early achievement of Vision 2025 with the release of our Vision 2030 strategy, the next chapter in our journey to deliver extraordinary returns to our shareholders. Vision 2030 focuses on delivering innovative building envelope solutions and driving above-market growth to unlock additional shareholder value through a focused set of six key pillars:

| |
|---|
| **The Carlisle Operating System** |
| **The Carlisle Experience** |
| **Research & Innovation** |
| **Strategic Acquisitions** |
| **Superior Capital Allocation** |
| **Exceptional Talent** |

These pillars will help us deliver superior returns to our shareholders:

| |
|---|
| **$40+ Adjusted EPS** |
| **25%+ ROIC** |
| **5%+ Organic Revenue Growth** |
| **25%+ Adjusted EBITDA** |
| **15%+ Free Cash Flow Margin** |

## Our Pure Play Transformation

2024 was a transformative year for Carlisle as we successfully executed against our Vision 2030 pillars and solidified Carlisle as a premier pure play building products company. We also strengthened our commitment to returning capital to shareholders, deploying a record $1.6 billion to share repurchases utilizing some of the proceeds from the divestiture of Carlisle Interconnect Technologies (CIT), our last non-building products business. Our acquisition playbook also yielded significant results, with nearly $700 million deployed to strengthen our building envelope capabilities, including the strategic additions of MTL and Plasti-Fab.

> **2024 provided a strong start to our Vision 2030 objectives, with Carlisle achieving record adjusted EPS of $20.20 for an increase of 30% YoY, revenue growth of 9%, and record adjusted EBITDA margin of 26.6%, up 150 basis points YoY.**

2024 provided a strong start to our Vision 2030 objectives, with Carlisle achieving record adjusted EPS of $20.20 for an increase of 30% year over year, revenue growth of 9%, and record adjusted EBITDA margin of 26.6%, up 150 basis points year over year.

As we look ahead to the next phase of our value creation journey, we're focused on Vision 2030 and what it means for our future. Our investments in innovation and the development of our M&A playbook are already paying dividends for Carlisle and our shareholders. We are very thankful for the diligent Carlisle team members who successfully delivered Vision 2025, hit the ground running with Vision 2030, and completed our pivot to a pure play building products company. We are more invigorated than ever to lead Carlisle into the future, and are fully confident that Carlisle is exceptionally well positioned for the next 100 years.

Thank you for taking time to read about Carlisle's 2024 highlights and our pure play transformation. We are pleased that you have joined us on this value creation journey.

D. Christian Koch
Chair, President, and Chief Executive Officer
March 1, 2025

# About
# Carlisle

Our mission is to be the leading supplier of innovative building envelope products and solutions for more energy efficient buildings. Through Carlisle Construction Materials (CCM), Carlisle Weatherproofing Technologies (CWT), and our family of leading brands, we deliver innovative, labor-reducing, and environmentally responsible products and solutions through the Carlisle Experience.

We are committed to generating superior shareholder returns and maintaining a balanced capital deployment approach, including investments in innovation, strategic acquisitions, share repurchases, and dividend increases.

Our global manufacturing footprint spans 96 facilities and Carlisle products are sold in 85 countries around the world.

 **CCM facility**    ▲ **CWT facility**

**Valley Towers in Amsterdam, the Netherlands features EPDM waterproofing membrane RESITRIX® SK W Full Bond**

# Our Pure Play
## Transformation

2024 was a historic year for Carlisle as we completed our strategic pivot to a pure play building products company with the $2 billion sale of CIT. Our focus on building products has clarified and refined our mission for our employees and investors, highlighted the best-in-class financial performance that our building products businesses have delivered for years, and provided a clear path to $40 of adjusted EPS through Vision 2030 by adding the pillars of innovation and a strong M&A playbook to our already well established and successful pillars of Vision 2025.

Today, Carlisle is a clear and focused business: **we are a leading provider of innovative building envelope solutions.**

The value of our pure play pivot can be articulated in a few key metrics that demonstrate our strong fundamentals and why Carlisle is an attractive investment opportunity:

- **We generate approximately $5B in revenue with industry-leading adjusted EBITDA margins above 25%**
- **We serve an addressable market of ~$70 billion**
- **We maintain a strong balance sheet with robust free cash flow margin above 15%**
- **We consistently deliver best-in-class returns with ROIC over 25% which yields a track record of compounding EPS, a significant value driver for our shareholders**

In addition to unmasking our industry-leading financial results, our pure play status positions Carlisle to drive above-market organic growth over the long term by capitalizing on the strong secular trends of re-roofing, energy-efficiency, labor-savings, and the housing shortage in the U.S.

Carlisle is now a building envelope systems leader, providing a wide range of solution offerings across the building envelope through our two operating segments: CCM and CWT.

Both of these businesses are well positioned to benefit from increasing demand for more energy efficient buildings, driven by higher energy costs and stricter codes, labor-saving solutions driven by the shortage of construction labor, growing demand for non-residential re-roofing, and a housing shortage that will drive more residential construction over the longer term.

## CARLISLE IN 2016

 CONSTRUCTION MATERIALS

 FLUID TECHNOLOGIES

 INTERCONNECT TECHNOLOGIES

 BRAKE & FRICTION

 FOODSERVICE PRODUCTS

# CARLISLE TODAY





# Carlisle
## Construction
## Materials



**The Sunset Community Centre in Vancouver, BC features a 45-mil Adhered Sure-Weld® TPO roof**

## $3.7B
2024 revenues

## +13.9%
YoY revenue increase

## 31.4%
adjusted EBITDA margin

## +140bp
YoY adjusted EBITDA margin expansion



**CCM's architectural metal systems offer energy efficiency and design versatility for commercial and residential applications**

Our largest business segment is Carlisle Construction Materials (CCM), comprising 70% of our business in 2024. CCM is a leading manufacturer of complete single-ply roofing systems and architectural metal building envelope solutions. The largest driver of sales is recurring revenue from re-roofing, which has proven to be a reliable revenue stream driven by a large and growing base of existing commercial roofs.

Existing commercial roofs have a life span of 20 years on average before they require re-roofing to protect valuable content and prevent disruption to critical operations and services. Existing commercial buildings tend to seek higher levels of energy efficiency during the re-roofing process. This drives increases in roofing demand square footage at higher prices per square foot.

In 2024, CCM once again demonstrated strong sales and margin performance, building on a strong finish in 2023 to deliver top and bottom-line growth. 2024 CCM revenues were $3.7 billion, a 13.9% increase over the prior year. Revenue growth was driven by inventory normalization, innovation, new product introductions, and synergistic acquisitions.

The business captured a notable increase in re-roofing activities in the early part of 2024 driven by pent-up re-roofing needs and favorable weather conditions. Revenue growth in the first half of 2024 was also enhanced by the normalization of inventory levels in our distribution channels which followed a period of destocking in 2023. The introduction of new products and innovations such as our ReadyFlash® and SeamShield™ technologies helped drive revenue growth by meeting market demands for energy efficient and labor-saving solutions.

The 2024 acquisition of MTL Holdings, a leader in edge metal and non-insulated architectural wall systems, also contributed to CCM's strong revenue growth in the year. The acquisition establishes Carlisle as one of the industry's most comprehensive providers of architectural metal products, building on Vision 2030 and Carlisle's strategic pivot to a pure play building products company with the addition of complementary pre-fabricated edge metal products under the flagship brands of Metal-Era and Hickman as well as the non-insulated aluminum composite material wall panels under the Citadel brand.

CCM grew adjusted EBITDA margin to 31.4%, a 140 basis point improvement over 2023. CCM's margin improvement was driven by our continued focus on value-based pricing strategies and disciplined implementation of the Carlisle Operating System, which helped capture efficiencies, expand margins, and drive revenue growth.



# Carlisle
# Weatherproofing Technologies

Carlisle Weatherproofing Technologies (CWT) was formed in 2021 with the purchase of Henry, the largest acquisition in Carlisle's 108-year history. CWT is the combination of Henry and the legacy weatherproofing, insulation, and HVAC businesses that were previously part of CCM. CWT provides weatherproofing and insulation solutions for the full building envelope and sells system solutions that are designed to work together to minimize building failures and maximize energy efficiency.

CWT products include air barriers, window flashings, sealants, adhesives, waterproofing, insulation, and roof coating products that provide exposure to a balanced mix of residential and commercial markets as well as to new construction and repair and remodel within these markets. This balanced market mix provides the benefits of higher growth through cycles, but also the benefit of mitigating negative impacts during downturns. CWT navigated market headwinds in 2024 in the residential new construction and repair and remodel markets due to higher interest rates and housing affordability challenges. Combined with historically dry weather conditions on the West Coast, these market headwinds contributed to a 2.6% year over year decline in revenue.

CWT leveraged innovation and strategic investments in growth initiatives to drive share gain in a challenging market environment, including launching Henry Blueskin® VPTech™, an integrated panel that includes a weather resistive barrier, continuous insulation, and seam-sealing. Additionally, **Henry was awarded Building Materials Partner of the Year for 2024 by The Home Depot for the second time in three years**, a rare and notable achievement.

**Henry Blueskin® VP160 self-adhered water resistive air barriers improve energy efficiency and comfort for building occupants**

# $1.3B
2024 revenues

# (2.6%)
YoY revenue change

# 20.6%
Adj. EBITDA margin



**2024 BUILDING MATERIALS PARTNER OF THE YEAR**

Henry was named 2024 Building Materials Partner of the Year by The Home Depot and recognized for outstanding performance and merchandising innovation

# CWT INNOVATION SPOTLIGHT

Henry Blueskin® VPTech™ represents an innovation in building envelope solutions by combining a weather-resistive barrier, continuous insulation, and seam sealing in a single, integrated panel

Blueskin® VPTech™ was created for the residential construction market and delivers energy efficiency and labor savings through an integrated building envelope solution with three components: a weather-resistive barrier, continuous insulation, and seam sealing in a single, integrated panel. This first-of-its-kind innovation allows builders to achieve insulation and weatherization in a single trip around the house, significantly improving the home's energy efficiency and reducing installation time and associated labor costs.

Independent blower door testing confirms a 73% reduction in air changes per hour, down to 1.5 ACH50, when installed in conjunction with an unvented attic with open cell spray foam. During trials with independent building contractors, Blueskin® VPTech™ installed 30% faster compared to sheathing, continuous insulation and WRB installed as separate components.

# Building on
# Vision 2030

The execution of Vision 2030 aims to drive superior shareholder returns and position Carlisle as a premier investment in the building products sector. By 2030 we expect to more than double our adjusted EPS to $40, maintain our industry-leading ROIC of 25%, and generate free cash flow margins in excess of 15%.

**Vision 2030 leverages our pivot to a pure play building products business to deliver superior returns**

## $40+
Adjusted EPS
Mid-Teen CAGR

## 25%+
ROIC
Maintain Superior Returns

## 5%+
Organic Rev CAGR
Above Market Growth

## 25%+
Adjusted EBITDA Margin
Resilient Performance

## 15%+
FCF Margin Cash
Generation Engine

**Museum Voorlinden in Wassenaar, the Netherlands features EPDM waterproofing membrane HERTALAN® Easy Cover and EPDM molded parts**

# Vision 2030 is built on **six key pillars**

## 1 Leverage the efficiencies of the Carlisle Operating System

Under Vision 2030, we will continue to drive our continuous improvement culture through the consistent application of COS across every function in the enterprise, with the goal to drive savings of 1–2% of sales annually through operational efficiencies.

## 2 Deliver the Carlisle Experience to our customers

The Carlisle Experience has established Carlisle as a premium brand with a recognized value proposition backed by high quality products and exceptional service. Our commitment to our customers is to ensure we deliver the right products to the right place and at the right time. We win with customers through exceptional service and labor efficiency.

## 3 Drive investments in innovation

We plan to increase our spend on R&D to 3% of sales by 2030 to accelerate the creation of new products and innovative solutions that add value to our customers through advancements in energy efficiency, labor savings, and integrated systems.

## 4 Grow our building products businesses with strategic acquisitions

Carlisle will invest in acquisitions in existing and adjacent categories that enhance our building envelope businesses. Our competitive M&A advantage is driven by our four criteria for acquisitions: an embedded organic growth story, hard cost synergies, a talented management team, and application of our Carlisle M&A playbook.

## 5 Execute a disciplined approach to capital allocation

We are committed to delivering superior results through superior capital allocation and we will continue to invest responsibly in the highest ROIC opportunities.

## 6 Attract, retain, and develop top talent

Carlisle is committed to attracting and retaining top performers to ensure that we have the best talent to execute our strategic initiatives and drive above market growth.

# The Carlisle Operating System

Since its introduction in 2008 the Carlisle Operating System (COS) has been used for continuous improvement across the entire organization to drive growth and greater efficiency.

COS is integrated into all of our business functions and customer touchpoints, and has become a key part of delivering cost reductions and operational efficiency. COS is a structured system that tracks performance in safety, quality, delivery, and cost (SQDC). Performance is visualized through the deployment of SQDC boards present in all of our manufacturing plants.



Creates Value
Lean Sigma
Continuous Improvement
CARLISLE OPERATING SYSTEM
People. Process. Productivity.


## Safety

Safety is a primary focus of COS, and Carlisle continues to perform well against our Path to Zero initiative that established goals of zero accidents and zero injuries. Adjusting our historical safety performance data to focus on our building envelope businesses, CCM and CWT, Carlisle maintained our strong safety performance in 2024, **delivering an OSHA incident rate nearly three times better than the industry average**.

## COS Maturity

COS is integrated into all of our operations. We diligently track our progress as each manufacturing facility adopts and exhibits adherence to COS practices and behaviors. In 2024, Carlisle locations successfully completed 45 maturity phase progressions, demonstrating significant progress in our COS journey.

## **COS powers** our industry-leading OSHA incident rate



Work-related injuries per one hundred full-time workers
Industry average
2022
1.43
3.4
2023
1.06
2.9
2024
1.07
2.9

## COS in Action

COS fosters a culture of safety, continuous improvement, and innovation supported by constant learning and personal development in an environment of openness, transparency, data-driven decision making, and accountability. Combined with the advancement of our automation and technological capabilities, we expect COS to drive savings, benefits, and cost avoidance of 1–2% of sales every year.

In 2024, Carlisle actively deployed strategic artificial intelligence (AI) programs to drive process optimization on its manufacturing lines, implementing IoT solutions to predict equipment failures and provide proactive troubleshooting guidance across close to 500 assets by leveraging over 1,000 sensors. These installations enabled the detection and resolution of almost 3,000 individual alerts, enhancing operational efficiency and minimizing downtime.

**CCM employees map key process inputs and outputs in a continuous improvement exercise**



**Predictive alerts are triggered and resolved with the help of IoT-driven troubleshooting guidance**

# The Carlisle
## Experience

One of the key drivers of success with Vision 2030 is our ability to offer a compelling value proposition through the Carlisle Experience. The Carlisle Experience can be defined simply as getting the right products to the right place at the right time. Carlisle has a longstanding history of exceptional service, superior customer support, and timely deliveries. The Carlisle Experience drives substantial cost savings for our contractor customers through labor efficiency and waste reduction, enabling Carlisle to realize premium pricing in the market.

The Carlisle Experience impacts both our transactional and downstream customers, with our channel partner relationships spanning the entire building envelope ecosystem. Carlisle holds a premium position with national, regional, and local distributors, crucial for ensuring product availability and helping customers select the right products for their projects. Our value also extends to building owners and architects who specify Carlisle products across a broad range of projects.

The Carlisle Experience encompasses all customer touch points to transform the way we do business. Superior service, accurate deliveries, labor savings for customers, and innovation collectively shape the Carlisle Experience.

**Henry's new website demonstrates our commitment to delivering a world-class customer experience at every touchpoint**



## Enhancing the Carlisle Experience

Henry launched a redesigned website in 2024 as part of its continued commitment to innovation in customer experience. The new website makes it easier for customers to do business with Henry by making it effortless for customers to find what they need, connect with the customer support team, and get information to keep their projects moving forward.

## Customer Success Portal

A key driver of success in Vision 2030 is our commitment to delivering a world-class customer experience at every touchpoint along the customer journey. As part of this commitment, we continued to develop our Customer Success Portal in 2024, a mobile-friendly digital platform designed to provide real-time engagement between our customers, customer service, and operations teams.

Listening to our customers is central to our approach, and we have continuously enhanced the portal based on their feedback. Two customer-driven enhancements include:

- Dedicated Shipment Tracking – Customers have real-time visibility into their deliveries at their fingertips, allowing them to track shipments and gain better insight into where their trucks are in transit. This ensures greater transparency and efficiency.

- Case Management – A streamlined system that enables customers to log and track product, service, or transportation-related issues in real time. This feature enhances issue reporting, provides live updates, and improves overall operational efficiency, helping to resolve issues more quickly and minimize disruptions.

Since its launch, 70% of our customers have logged into the Customer Success Portal. Additionally, 50% of our customers actively use the portal to manage their business on a regular basis, highlighting its role as a valuable resource for ongoing customer engagement.

By integrating customer-driven enhancements, we continue to transform the way we do business, ensuring seamless, efficient, and transparent interactions that strengthen the Carlisle Experience.

## Estimator Training

In 2024, Carlisle's Technical Training Program worked with a cross functional team internally to research, design, and execute a "Systems Training for Estimators." This two-day class is designed for established commercial roofing industry estimators who want to become more proficient with Carlisle products. Features of this class include discussions about design considerations, building components, and product lines, with an emphasis on new products and their labor-saving benefits. Our world-class CCM Technical Training Program continues to grow, fueled by the needs of our applicators.



**CCM's Technical Training Program includes a two-day training for commercial roofing estimators**

# Research & **Innovation**

## Differentiation through Innovation

As a part of Vision 2030, we plan to increase our spend on R&D to 3% of sales by 2030 to accelerate the creation of new products and solutions that add value to our customers through advancements in energy efficiency, labor savings, and integrated systems.

In 2024, we announced plans for a $45 million investment in our state-of-the-art research and innovation center in Carlisle, PA. Expanding our research and innovation center is a key initiative to help us achieve our goal of generating 25% of revenues from new products introduced within five years by 2030.

By investing in R&D and accelerating new product development, we aim to expand our competitive moat, deliver additional value to our customers, and augment our financial results with enhancements that help drive improved product margin profiles.

## Product Innovation

In the last two years we've launched over 25 new products, including several recent introductions that capture the market opportunities presented by the energy efficiency, labor savings, and integrated solutions trends highlighted in our Vision 2030 strategy. One example is our new **ReadyFlash® technology**, which allows commercial roofing applicators to maintain optimal productivity in various temperature conditions by adjusting the adhesive set time using either the light or dark facer side of the rigid insulation board. Our customer trials have demonstrated that the dark ReadyFlash® facer can provide up to four times faster adhesive flash-off than a standard light facer with no sacrifice in performance.

Another example is Carlisle's patented **SeamShield™ technology** for our Sure-Weld® TPO membranes in the commercial roofing market. This innovative feature provides an easy-to-remove protective film on the top and bottom seam areas, reducing cleaning time by 70% while increasing weld strength by 10%.

## OUR VISION 2030 GOALS

### 3%
of sales invested in R&D

### 25%
of revenue from new products introduced in the last 5 years



Henry UltraTouch™ insulation is crafted from 80% recycled denim, lowering environmental impact and streamlining installation time without compromising performance

In 2024, we added **Henry UltraTouch™ Recycled Denim Insulation** to Carlisle's expanding innovation portfolio. Crafted from 80% recycled denim, this game-changing alternative to fiberglass insulation features a formulation of natural, non-irritating cotton fibers that eliminates the need for specialized tools while also lowering environmental impact and streamlining installation time without compromising performance.

We also introduced **Henry Blueskin® VPTech™**, an integrated panel that includes a weather-resistive barrier, continuous insulation, and seam sealing in a single panel. Henry Blueskin® VPTech™ was named 2024 Product of the Year in the Building Envelope category by *Architectural Record* and a Top 75 Building Product for 2024 by *Building Design and Construction*.

These four new products, together with our other new product launches, represent significant incremental sales and margin growth opportunities.

As we continue to execute our Vision 2030 strategy, we remain committed to investing in R&D and accelerating the introduction of innovative products that drive energy efficiency, labor savings, integrated systems, and superior performance for our customers.



**Solutions like Henry Blueskin® VPTech™ and UltraTouch™ denim insulation demonstrate our Vision 2030 commitment to innovation investment in the areas of energy efficiency, labor-saving solutions, and integrated systems.**

D. Christian Koch
Chair, President, and Chief Executive Officer

# Strategic Acquisitions

Carlisle is committed to acquiring superior building envelope products and solutions within, and adjacent to, Carlisle's existing core. In 2024, we strategically expanded our presence in the building envelope space with a best-in-class M&A process to complement our strong organic growth efforts.

Our well-defined M&A playbook will continue to drive significant returns on deals and provide a strategic competitive advantage for Carlisle, as exemplified by our successful acquisitions of Henry in 2021 and our 2024 acquisitions of MTL, which includes the Metal Era®, Hickman, and Citadel brands, and Plasti-Fab, which also includes the Insulspan brand.

Leveraging our M&A playbook, Carlisle aims to maximize value creation by employing a disciplined integration process and ensuring acquisition targets align strategically. We achieve this by adhering to four key investment criteria in our selection process:

- A solid organic growth story already underway in the target company
- A talented management team
- Identified and meaningful cost synergies
- The ability to add value through integration with our proven M&A playbook

In addition to our four key investment criteria, we focus our acquisition interest in areas where we can gain access to adjacent markets, acquire new technologies, or develop new channels.

## A DECADE OF ACQUISITIONS



- 2016: ms International Powder Systems, Micro-Coax, Star Aviation, Rosenberger
- 2017: ARBO, Drexel Metals, Accella, San Jamar, Shinhang Inc. 40%
- 2018: Premium Panels Inc., Sunlast Metal Inc., Tenencia aerospace design, redgroup
- 2019: Pac-Clad, Gripnail, Hosco, IDS, Classic Precision, Shinhang Inc. 60%, ECCO Finishing Supplies, MicroConnex, Providien
- 2020: Resinate Materials Group, MTA Motion Tech Automation
- 2021: Henry
- 2022: MBTechnology, Vt technology
- 2023: Polar Industries
- 2024: Metal-Era, Hickman Edge Systems, Citadel, Plasti-Fab, Insulspan
- 2025: ThermaFoam





### THE BUSINESS

A vertically integrated manufacturer of expanded polystyrene insulation for the building products market across Canada and the Midwestern U.S.

### THE NUMBERS

- $109 million annual sales
- $14 million expected synergies

### THE RATIONALE

- Adds vertical integration benefits across the entire EPS manufacturing base
- Fills geographic gaps
- Makes us as an industry leader in the $1.5 billion EPS market



### THE BUSINESS

A leader in commercial roofing and building envelope perimeter edge metal. fascia, coping, and composite panels

### THE NUMBERS

- $132 million annual sales
- $20 million expected synergies

### THE RATIONALE

- Adds complementary pre-fabricated edge metal products
- Provides a strong management team for our metals business
- Establishes Carlisle as a leader in the $4 billion architectural metals market



**In 2024, Carlisle was featured in a Harvard Business Review article about effective M&A strategies**

Article / A Better Approach to Mergers and Acquisitions

## A Better Approach to Mergers and Acquisitions

Far more mergers succeed today than in the past. Here's how to post a win.

From the Magazine (May-June 2024) / Reprint F2403A



## "We're Not Looking at Fixer-Uppers"

**Has the way you do M&A changed?**

Years ago, we had a very small corporate staff, so our M&A process was decentralized, and most of the ideas for acquisitions and due diligence came out of the operating divisions. Today due diligence is handled by a larger team at corporate, and it's much more thorough. We have become much more process oriented, as opposed to approaching each acquisition as a one-off. We also have clearer principles for the kinds of companies we'll acquire and the kinds we won't.

**What type of companies do you look for?**

First, we look for companies that have organic growth opportunities on a stand-alone basis. We're not looking at fixer-uppers. We bring in third-party researchers and consultants to do additional investigative work into the economics of the business. Second, we look for hard synergies—raw material savings, factory consolidation opportunities, reduced corporate costs. We want to see substantial savings if we bring the companies together, and we really dig into that during due diligence. Third, we create a detailed integration playbook with dates, milestones, and goals. Investors expect to see results from an acquisition immediately, so it's important to demonstrate progress quickly. We also look more deeply at the human element—the people at the target company. We used to assess the leaders on whether they could run their own business. Now we look at whether they can be leveraged across our organization and become a bigger part of Carlisle.

# Superior
## Capital Allocation

In 2024, Carlisle generated $938M in free cash flow from continuing operations, representing a free cash flow margin of 18.8% of revenues. Carlisle's robust cash flow generation and solid balance sheet continue to provide us with the flexibility to reinvest in our businesses and the ability to deploy capital to drive organic growth, continuously improve our operations, pursue strategic acquisitions, and actively return capital to our shareholders, all while maintaining our focus on driving long-term value creation.

We reached a key Vision 2030 milestone with the completion of our sale of CIT to Amphenol Corporation for approximately $2 billion. This sale marked the successful culmination of our strategic pivot to a pure play building products company. This pivot allows us continue to focus on delivering superior capital returns, keeps our management attention on a more focused business, and provides a clear picture of how value is created for our shareholders.

We are committed to leveraging our significant liquidity position by delivering superior results through superior capital deployment. **Carlisle deployed nearly $700 million this year into strategic acquisitions and returned $1.8 billion to shareholders in 2024 through share buybacks and increased dividends**. Additionally, our 2024 share repurchases of $1.6 billion exceeded our planned goal of $1.4 billion for the year. Since we launched Vision 2025 in 2018, we've repurchased 21 million shares and reduced our share count by 28%.

We also made strategic investments in innovation and capital improvements, including the announcement of a $45 million investment in our state-of-the-art research and innovation center in Carlisle, PA.

**We increased our dividend payout for the 48th consecutive year, returning $172 million to shareholders through dividend payments in 2024**. In August we announced an 18% increase in our regular quarterly dividend. These actions underpin our ongoing dedication to creating shareholder value and reflect our confidence in Carlisle's growth trajectory.

These actions are collectively aligned with our superior capital allocation framework which forms an integral part of our goals to deliver ROIC in excess of 25% and ultimately reach $40+ of adjusted EPS by 2030. **With a significant liquidity position of $1.8 billion at the end of 2024, we are ready to seize opportunities as they emerge**, unlocking further value for our shareholders in both the near and long term. We are confident in our ability to drive sustainable growth and significant value creation for our shareholders for years to come.

**Ozarks Technical Community College in Ozark, MO features Citadel Architectural Products' Envelope 2000® metal composite material panels and Reveal System**



# $1.6B
shares repurchased in FY24

# $172M
dividends paid in FY24

# $677M
for acquisitions of MTL & Plasti-Fab

# $101M
reinvestment in Capex (continuing operations)

# $1.8B
total liquidity at 2024 year end

# Exceptional
# **Talent**



Carlisle is a proud member and supporter of National Women in Roofing (NWIR), a volunteer-driven organization that supports and advances the careers of female roofing professionals

## Investing in Our People

As of December 31, 2024, Carlisle employed approximately 5,500 people, including approximately 4,700 employees in our U.S. operations.

We believe that talent attraction and retention are critical to our ability to achieve our strategy and that a trained and inspired workforce is integral to delivering value to our shareholders. We utilize a recruiting process that reaches a wide array of potential employees through the engagement of a range of job boards and recruiting firms.

We also partner with universities in and outside the U.S., recruiting for talent in management, sales, finance, information technology, and other functions from the communities in which we work. In addition, we engage certain universities for training efforts and collaborative research and development. Each business segment also engages with local high schools and trade schools to educate young people about manufacturing careers and attract them to the industry.

# 5,500
## total employees



Our November 2024 cohort of the Carlisle Leadership Program at the University of Pennsylvania's Wharton School of Business

## We develop talent through several leadership training programs for our employees

**Carlisle Leadership Summit** is a leadership development program intended to recognize top talent, prepare high-performing employees for senior leadership roles, and develop our most seasoned employees.

**Carlisle Leadership Program** is a partnership with The Wharton School of the University of Pennsylvania. This program is for Director and VP level employees who are leading teams and demonstrating potential for senior leadership roles. The program is intended to develop business and leadership skills in both applied and classroom environments.

**Accelerating Carlisle Leaders** is a leadership development program designed for Senior Managers and new Directors that aims to increase business and leadership skills to prepare participants to lead at a higher level.

**Carlisle Leadership Foundations** is a leadership development program designed for employees who have recently advanced, or are expected to advance, to their first leadership roles and have the potential to take on greater roles in the future. The program is intended to help these employees define their own leadership style and build key leadership capabilities.

## Investing in our Networks

Carlisle is a proud member and supporter of Women in Manufacturing (WiM), the only national and global trade association dedicated to providing support to women in the manufacturing industry. WiM's mission is to support, promote and inspire women in manufacturing careers. WiM accomplishes this through the delivery of powerful, effective, and proven resources to women in industry and the companies that employ them. WiM encompasses manufacturers of all types and welcomes individuals from production to the C-Suite, powering virtual learning, executive networking group services, a robust job board called WiMWorks, annual meetings and conferences, local U.S. chapters, and professional development programs.

In 2024, Carlisle participated in WiM career fairs, posting openings to their job board, and utilizing their resume database to source candidates. We have also taken advantage of the WiM Works education platform, and have enrolled participants in their training programs for leadership and women in production.

Our employees are also engaged with National Women in Roofing (NWIR), a volunteer-driven organization that supports and advances the careers of female roofing professionals. Carlisle employees are involved in various NWIR committees, such as the Education Committee, which organizes interactive sessions and webinars. Carlisle employees take an active role in NWIR, holding positions in local chapters and on national committees, and recently hosted an interactive panel discussion at the International Roofing Expo in San Antonio.

NWIR's pillars of networking, education, mentoring, and industry recruitment contribute to the betterment and professionalism of the roofing industry.

# Shareholder Value through Sustainability

Sustainable practices have been fundamental to Carlisle's culture since our founding over a hundred years ago. In 2024, we delivered on the latest phase of our sustainabilty journey: to create shareholder value through sustainability.

We create this value through our three-pillar sustainability strategy to align our actions to our environmental commitments: manufacturing energy efficient products and solutions, reducing emissions from our manufacturing processes, and diverting waste going to landfills.

**Highly reflective roofing materials lead to a reduction of the heat island effect**

## Our Three-Pillar Sustainability Strategy

Manufacturing energy efficient products

### Our 2030 Net-Zero Goals

45% reduction in scope 1 & 2 emissions

52% reduction in scope 3 emissions

Reducing our emissions

Diverting landfill waste

## Manufacturing Energy Efficient Products

Under the first pillar of our sustainability strategy, we provide our customers solutions that drive energy efficiency in their buildings. For example, **adding one inch of our polyiso insulation to a 50,000 square foot roof can save building owners as much as $110,000** in avoided energy costs over the service life of the building.

## Implementing Sustainable Practices from the Ground Up

Our Sikeston, Missouri facility, the first LEED Platinum v4 manufacturing facility in North America, enjoyed its first full year in operation in 2024. The polyiso plant generated **1.09 GWh of electricity through its solar array and reclaimed 251,050 gallons of water** in the manufacturing process.

**The project includes an 823 kW solar array system that offsets the energy load of the building**

**A rainwater cistern and storage tank reduces the need for potable water usage in plumbing and irrigation systems by ~ 80%**

**Employee communication, well-being, and productivity are improved with acoustical treatments that reduce reverberation and sound transmission**

**The building envelope, HVAC, lighting, and other building systems are designed to maximize energy performance, resulting in a 38% energy cost reduction**

**860,000 square feet of land was restored with native or adaptive vegetation, reducing development impacts on wildlife and people**

## Reducing Our Emissions

Our second pillar, reducing our operational and value chain emissions, captures Carlisle's efforts to reduce our carbon footprint and environmental impacts. **Carlisle obtained ten additional ISO 14001 certifications in 2024**, bringing our enterprise-wide total to 36. The waste and raw material usage reduction consistent with ISO 14001 certification yields tens of thousands of dollars of savings per year per location, benefits that are good for the environment and our shareholders.

## Diverting Landfill Waste

Carlisle's rooftop recycling program diverted over 1.3 million square feet of reclaimed membrane and 700K square feet of insulation in 2024, for a total of over **2 million square feet of reclaimed construction materials last year**. The expansion of our landfill diversion program is driven by expanded incentives and the growing impact of the program.



# Building Envelope
# Case Studies

**LOCATION:**
Gilroy, CA

**CARLISLE APPLICATOR:**
AAA Roofing

**BUILDING OWNERS:**
Floor & Decor

**ROOFING SYSTEM:**
Sure-Weld 16' TPO Membrane
SecurShield® Polyiso
RhinoBond® Fastening Plates
CAV-GRIP® III

## The Challenge

Floor & Decor is a leading specialty retailer of hard surface flooring, offering a wide selection of tile, wood, and stone flooring as well as related tools and accessories. As part of an ongoing corporate expansion initiative, the company is taking over a former RV dealer and Walmart store located in Gilroy, California. "The facility's roof was in dire need of replacement," said Daniel Garcia, a project estimator for AAA Roofing, the company hired to replace the 112,000 square foot roof on the facility.

## The Solution

Building Enclosure Solutions, Inc. (BES) is an independent manufacturer's representative firm based out of Northern California. BES represents some of the best names in commercial construction products, including Carlisle SynTec Systems. Given the building's wide-open roof design, BES specified the new roof using Carlisle's 16' Sure-Weld® TPO membrane to be installed with the industry's popular RhinoBond® Induction Welding technology. "We really like Carlisle's 16' TPO membrane installed with induction technology," said Jonah Cross, partner and founder of BES.

"The contractor can achieve great productivity, plus there are fewer rolls to handle on the roof and significantly less seaming."

A layer of 1.75-inch Carlisle SecurShield® Polyiso was mechanically fastened across the roof deck to provide an R-10 value, which is a California code requirement. The insulation was installed using Carlisle HP-X Fasteners for maximum driving performance and back-out and corrosion resistance, and 3-inch Carlisle TPO RhinoBond® Fastening Plates.

## The Results

The final step was installing Carlisle Sure-Weld® TPO Crossgrip Walkway Rolls, which offer a firm, slip-resistant surface from the roof hatch opening to each of the HVAC units across the roof. "The project only took us about 8 weeks to complete," said Garcia. "It was a great success due to Carlisle's wide TPO rolls and the RhinoBond® induction installation process. Most importantly, everyone is very pleased with the finished results, and Floor & Decor has a great new roof that will last a long time on their new store."

## The Challenge

In the summer of 2024, Walt Tomala of TNT General Contracting began building a lakeside home in Sturbridge, MA. About the same time, Henry introduced Blueskin® VPTech™, a continuous insulation system designed to improve energy efficiency and simplify installation. The project provided a unique opportunity to evaluate the new product in less-than-ideal conditions, with frequent rains creating a slick, challenging jobsite for the installation. Working with Blueskin® VPTech™ required the crew to evolve their typical installation practices, integrating new techniques while keeping up with the demands of an active jobsite.

## The Solution

Blueskin® VPTech™ is an innovative continuous insulation system that combines a weather-resistant barrier (WRB), R5 continuous insulation, and a seam-sealing solution into a single-step product. In addition to its design benefits, Blueskin® VPTech™ provides an easy solution for builders and contractors to meet the requirements of the 2021 IECC code, which mandates continuous insulation for wood frame walls.

Tomala's crew collaborated with Henry technical experts for support and onsite training. The cooperation proved instrumental in building confidence and refining installation methods. Together, they tackled tricky transitions such as roof-to-wall joints and window installations, discovering solutions like Blueskin® ZeroFlash™ that could streamline critical flashing steps.

## The Results

The integrated design of Blueskin® VPTech™ reduced steps and simplified workflow. Installers were impressed by how the panels shed heavy rain while still remaining lightweight and durable. The project also proved to be an eye-opener in terms of sustainability: the reduced waste—filling only a third of a small dumpster—was a sharp contrast to traditional insulation methods. The completed Sturbridge project demonstrated how innovative technologies can enhance energy efficiency, meet modern energy codes, and reduce long-term costs for homeowners. Ultimately, the project was not just about using a new system but about improving the company's overall approach to construction.



**PROJECT NAME:**
Sturbridge Lakehouse

**YEAR:**
2024

**LOCATION:**
Sturbridge, MA

**GENERAL CONTRACTOR:**
TNT General Contracting

**PRODUCTS USED:**
Blueskin® VPTech™
Blueskin® ZeroFlash™
Moistop® Sealant

# Carlisle in the Community

Carlisle is engaged with more than one hundred organizations across the country supporting civility, veterans, education, and mental health services in the communities where we live and work. Here are a few.

2024 Carlisle Arizona Women's Golf Classic winner Ruixin Liu shares her victory celebration with members of Carlisle-supported Girls Golf of Phoenix



Founded by veterans for veterans, The Headstrong Project is one of the nation's leading mental healthcare providers for veterans and their families. For more than ten years The Headstrong Project has provided confidential, stigma and obstacle-free, trauma-based mental health care for veterans, active duty personnel, and their affected families.

In 2024, Carlisle signed on as the premier sponsor of The Headstrong Project's mission: Any Veteran, Anywhere, an initiative aiming to create equitable access to mental health care for service members and veterans across all 50 states.

**45K⁺** individual clinical sessions delivered in 2024

**89%** report their treatment was effective and helped improve their life

**97%** of clients return for further treatment after their first session

**55%** who attended 3+ sessions experienced meaningful declines in PTSD symptoms





# elevate ⓔ phoenix

Across America's hard-to-serve urban areas, public school students drop out of school in alarming numbers, and for those who do graduate the road to post-secondary education is filled with obstacles. Too many of America's high school students are underserved and, as a result, underperforming.

Elevate Phoenix introduces urban students to a positive and caring teacher/mentor who helps ensure they don't have to navigate life's toughest challenges alone. Elevate Phoenix's R.I.S.E. program, designed to help high school students transition into college, has proven effective in changing these trends to transform the lives of the city's youth and improve outcomes for future leaders.

**5K+** at-risk youths served through the R.I.S.E. program

**98%** high school graduation rate for R.I.S.E. students

**90%** college retention rate for R.I.S.E. students

**100%** advance to college, trade programs, the military, or the workforce

The United States experiences an average of around 70,000 wildfires per year, burning approximately 7 million acres of land annually, according to the National Interagency Fire Center. Wildfires can be devastating to our ecosystems and our natural resources.

Carlisle TyrFil has joined forces with American Forests in creating the "One Tote, One Tree" program. Through this partnership, Carlisle plants one tree for each tote of product sold, a minimum of 25,000 new trees annually, and also donates to research that is paramount to supporting environmental sustainability. With the help of our customers, Carlisle's One Tote, One Tree program continues to make significant contributions to reforestation efforts in North America, with almost 300,000 trees planted to date.

# Our Board of Directors



**Robin J. Adams**

Former Vice Chairman, Chief Financial Officer, and Chief Administrative Officer
Borg Warner Inc.



**Robert G. Bohn**

Former Chairman, President, and Chief Executive Officer
Oshkosh Corporation



**Jonathan R. Collins**

Senior Vice President, eCommerce
Parts Town Unlimited



**James D. Frias**

Former Chief Financial Officer, Treasurer, and Executive Vice President
Nucor Corporation



**Maia A. Hansen**

Former Chief Operating Officer
Athersys, Inc.



**D. Christian Koch**

Chair, President, and Chief Executive Officer
Carlisle Companies Incorporated



**C. David Myers**

Former President, Building Efficiency
Johnson Controls Inc.



**Gregg A. Ostrander**

Former Chairman, President, and Chief Executive Officer
Michael Foods, Inc.



**Sheryl D. Palmer**

Chairman and Chief Executive Officer
Taylor Morrison



**Corrine D. Ricard**

Former Senior Vice President, Digital Strategy and Transformation
The Mosaic Company



**Jesse G. Singh**

Chief Executive Officer
The AZEK Company

# Our Company
## Officers



**Andrew C. Easton**

Vice President and Chief Accounting Officer



**Mehul S. Patel**

Vice President, Investor Relations



**Frank J. Ready**

President Carlisle Weatherproofing Technologies



**Stephen F. Schwar**

President Carlisle Construction Materials



**Scott C. Selbach**

Executive Vice President, Secretary, and General Counsel



**Juan F. Sifontes**

Vice President, Carlisle Operating System



**David W. Smith**

Vice President, Sustainability and Community Relations



**Susan C. Wallace**

Vice President and Chief Human Resources Officer



**Kevin P. Zdimal**

Vice President and Chief Financial Officer

# Investor **Resources**

## 10-K Reports

Available online from the SEC, by written request to the Secretary, or at carlisle.com

## Exchange Listing

The Company's ticker symbol on the New York Stock Exchange is CSL

## Shareholder Services

Contact the Registrar, Transfer, and Dividend Disbursing Agent for the Company at:

Computershare Investor Services
2 North LaSalle Drive
Chicago, IL 60602
computershare.com/us
800 897 9071

## Financial Data (Year ended 12/31/2024)

**Reconciliation to Adjusted EBITDA – CSL**

| (in millions, except %) | |
|---|---|
| Net income (GAAP) | $1,311.8 |
| Less: income from discontinued operations (GAAP) | 446.7 |
| Income from continuing operations (GAAP) | 865.1 |
| Provision for income taxes | 245.8 |
| Interest expense, net | 73.3 |
| Interest income | (60.3) |
| EBIT | 1,123.9 |
| Exit and disposal, and facility rationalization costs | 2.9 |
| Inventory step-up amortization and transaction costs | 15.0 |
| Gains from acquisitions and disposals | (0.4) |
| Gains from insurance | (5.0) |
| Losses from litigation | 2.6 |
| Losses from pension settlement | 21.1 |
| Total non-comparable items | 36.2 |
| Adjusted EBIT | 1,160.1 |
| Depreciation | 70.2 |
| Amortization | 102.4 |
| Adjusted EBITDA | $1,332.7 |
| Revenues | $5,003.6 |
| Adjusted EBITDA margin | 26.6% |

**Reconciliation to Adjusted EBITDA – Segments**

| (in millions, except %) | CCM | CWT | Corporate & Unallocated |
|---|---|---|---|
| Operating income (loss) (GAAP) | $1,084.3 | $173.6 | $(114.8) |
| Non-operating (income) expense, net | 0.8 | (1.3) | 19.7 |
| EBIT | 1,083.5 | 174.9 | (134.5) |
| Exit and disposal, and facility rationalization costs | 1.7 | 1.2 | – |
| Inventory step-up amortization & transaction costs | 1.9 | 2.7 | 10.4 |
| Gains from acquisitions and disposals | – | (0.4) | – |
| Gains from insurance | (5.0) | – | – |
| Losses from litigation | 1.0 | 1.6 | – |
| Losses from pension settlement | – | – | 21.1 |
| Total non-comparable items | (0.4) | 5.1 | 31.5 |
| Adjusted EBIT | 1,083.1 | 180.0 | (103.0) |
| Depreciation | 51.5 | 17.1 | 1.6 |
| Amortization | 29.2 | 71.2 | 2.0 |
| Adjusted EBITDA | $1,163.8 | $268.3 | $(99.4) |
| Total revenues | $3,704.3 | $1,299.3 | – |
| Adjusted EBITDA margin | 31.4% | 20.6% | NM |

**Reconciliation to ROIC**

| (in millions, except %) | |
|---|---|
| Net income (GAAP) | $1,311.8 |
| Less: income from discontinued operations (GAAP) | 446.7 |
| Income from continuing operations (GAAP) | 865.1 |
| Provision for income taxes | 245.8 |
| Interest expense, net | 73.3 |
| Interest income | (60.3) |
| EBIT | 1,123.9 |
| Acquisition-related amortization[1] | 96.3 |
| Earnings before interest, taxes and amortization | 1,220.2 |
| Less: tax impact[2] | 273.1 |
| Earnings before interest and amortization | $947.1 |

| (in millions, except %) | Year ended 12/31/23 | Year ended 12/31/24 | Average 2023-2024 |
|---|---|---|---|
| Stockholders' equity | $2,829.0 | $2,463.3 | $2,646.2 |
| Debt | 2,289.4 | 1,890.6 | 2,090.0 |
| Less: cash | 576.7 | 753.5 | 865.1 |
| Less: equity of held for sale businesses | 1,506.8 | – | 753.4 |
| Invested capital | $3,034.9 | $3,600.4 | $3,317.7 |
| ROIC | | | 28.5% |

**Reconciliation to Free Cash Flow**

| (in millions, except %) | |
|---|---|
| Operating cash flow (GAAP) | 1,030.3 |
| Less: operating cash flow from discontinued operations | (8.9) |
| Operating cash flow from continuing operations | $1,039.2 |
| Capital expenditures (GAAP) | (113.3) |
| Less: capital expenditures at discontinued operations | (12.4) |
| Capital expenditures at continuing operations | $(100.9) |
| Operating cash flow from continuing operations | $1,039.2 |
| Capital expenditures from continuing operations | $(100.9) |
| Free cash flow from continuing operations | $938.3 |
| Revenues | $5,003.6 |
| Free cash flow margin | 18.8% |

**Reconciliation to Adjusted EPS**

| (in millions, except per share amounts) | Pre-tax Impact | After-tax Impact[1] | Impact to Diluted EPS[2] |
|---|---|---|---|
| Net income (GAAP) | | $1,311.8 | $27.82 |
| Less: income from discontinued operations (GAAP) | | 446.7 | 9.48 |
| Income from continuing operations (GAAP) | | 865.1 | 18.34 |
| Exit and disposal, and facility rationalization costs | 2.9 | 2.3 | 0.05 |
| Inventory step-up amortization & acquisition costs | 15.0 | 11.4 | 0.24 |
| Gains from acquisitions and disposals | (0.4) | (0.3) | – |
| Gains from insurance | (5.0) | (3.8) | (0.08) |
| Losses from litigation | 2.6 | 2.0 | 0.04 |
| Losses from pension settlement | 21.1 | 16.1 | 0.34 |
| Acquisition-related amortization[3] | 96.3 | 73.2 | 1.55 |
| Discrete tax items[4] | – | (13.1) | (0.28) |
| Total adjustments | | 87.8 | 1.86 |
| Adjusted net income | | $952.9 | $20.20 |

[1] Acquisition-related amortization includes the amortization of customer relationships, technology, trade names and other intangible assets recorded in purchase accounting in connection with a business combination. These intangible assets contribute to revenue generation and the amortization of these assets will recur until such intangible assets are fully amortized.

[2]Tax impact reflects provision for income taxes plus the tax impact of interest expense, interest income and amortization at a base rate of 25%.

[1]The impact to net income reflects the tax effect of noted items, which is based on the statutory rate in the jurisdiction in which the expense or income is deductible or taxable.

[2]The per share impact of adjustments to each period is based on diluted shares outstanding using the two-class method.

[3]Acquisition-related amortization includes the amortization of customer relationships, technology, trade names, and other intangible assets recorded in purchase accounting in connection with a business combination. These intangible assets contribute to revenue generation and the amortization of these assets will recur until such intangible assets are fully amortized.

[4]Discrete tax items include current period tax expense or benefit related to prior year items, the tax impact of foreign currency gains and losses, or changes in tax laws or rates.

## Forward-Looking Statements & Non-GAAP Financial Measures

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally use words such as "expect," "foresee," "anticipate," "believe," "project," "should," "estimate," "will," "plans," "intends," "forecast," and similar expressions, and reflect our expectations concerning the future. Such statements are made based on known events and circumstances at the time of publication and, as such, are subject in the future to unforeseen risks and uncertainties. It is possible that our future performance may differ materially from current expectations expressed in these forward-looking statements, due to a variety of factors such as: increasing price and product/service competition by foreign and domestic competitors, including new entrants; technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost-effective basis; our mix of products/services; increases in raw material costs that cannot be recovered in product pricing; domestic and foreign governmental and public policy changes including environmental and industry regulations; the ability of our customers to maintain appropriate labor levels under U.S. immigration laws, policies and practices; the ability to meet our goals relating to our intended reduction of greenhouse gas emissions, including our net zero commitments; threats associated with and efforts to combat terrorism; protection and validity of patent and other intellectual property rights; the identification of strategic acquisition targets and our successful completion of any transaction and integration of our strategic acquisitions; our successful completion of strategic dispositions; the cyclical nature of our businesses; the impact of information technology, cybersecurity, artificial intelligence or data security breaches at our businesses or third parties; the outcome of pending and future litigation and governmental proceedings; the emergence or continuation of widespread health emergencies, including, for example, expectations regarding their impact on our businesses, including on customer demand, supply chains and distribution systems, production, our ability to maintain appropriate labor levels, our ability to ship products to our customers, our future results, or our full-year financial outlook; and the other factors discussed in the reports we file with or furnish to the Securities and Exchange Commission from time to time. In addition, such statements could be affected by general industry and market conditions and growth rates, the condition of the financial and credit markets and general domestic and international economic conditions, including inflation and interest rate and currency exchange rate fluctuations. Further, any conflict in the international arena, including the Russian invasion of Ukraine and war in the Middle East, may adversely affect general market conditions and our future performance. Any forward-looking statement speaks only as of the date on which that statement is made, and we undertake no duty to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which that statement is made, unless otherwise required by law. New factors emerge from time to time and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Certain pages contained in this annual report refer to certain non-GAAP financial measures. The Company believes that providing these non-GAAP financial measures enhances the Company's and investors' understanding of the Company's and its segments' financial performance. Non-GAAP financial measures should not be considered replacements for, and should be read together with, the most comparable GAAP financial measures. Please refer to the appendix of the Company's Vision 2030 Slide Presentation on www.carlisle.com for the Company's definitions of its non-GAAP financial measures, which may not be comparable to similarly titled measures reported by other companies, and reconciliations of historical non-GAAP financial measures to the most comparable GAAP financial measures. The Company is not providing reconciliations for forward-looking non-GAAP financial measures because the Company does not provide GAAP financial measures on a forward-looking basis as the Company is unable to predict with reasonable certainty the ultimate outcome of adjusted items without unreasonable effort. These items are uncertain, depend on various factors, and could be material to the Company's financial results computed in accordance with GAAP.



Carlisle Companies Incorporated

16430 North Scottsdale Road Suite 400 Scottsdale, AZ 85254
481 781 5000  carlisle.com

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

☒    **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2024**

**or**

☐    **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM \_\_\_\_ TO \_\_\_\_.**



www.carlisle.com

**Commission File Number 001-09278**

# CARLISLE COMPANIES INCORPORATED
(Exact name of registrant as specified in its charter)

| **Delaware** | **31-1168055** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No) |

**16430 North Scottsdale Road, Suite 400, Scottsdale, Arizona 85254**
(Address of principal executive office, including zip code)

**(480) 781-5000**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common stock, $1 par value | CSL | New York Stock Exchange |
| Preferred Stock Purchase Rights, $1 par value | n/a | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Yes ☐ No ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock of the registrant held by non-affiliates was approximately $18.7 billion based upon the closing price of the common stock on the New York Stock Exchange on June 30, 2024.

As of February 7, 2025, 44,558,131 shares of common stock of the registrant were outstanding.

### DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Annual Meeting of Stockholders to be held on April 30, 2025, are incorporated by reference in Part III.

# TABLE OF CONTENTS

|  |  | Page |
|---|---|---|
| Part I |  | 3 |
| Item 1. | Business. | 3 |
| Item 1A. | Risk Factors. | 8 |
| Item 1B. | Unresolved Staff Comments. | 11 |
| Item 1C. | Cybersecurity. | 12 |
| Item 2. | Properties. | 12 |
| Item 3. | Legal Proceedings. | 12 |
| Item 4. | Mine Safety Disclosures. | 12 |
|  |  |  |
| Part II |  | 12 |
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. | 13 |
| Item 6. | [Reserved] | 14 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations. | 15 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk. | 27 |
| Item 8. | Financial Statements and Supplementary Data. | 29 |
|  | Report of Independent Registered Public Accounting Firm (PCAOB ID 34) | 29 |
|  | Consolidated Statements of Income and Comprehensive Income | 32 |
|  | Consolidated Balance Sheets | 33 |
|  | Consolidated Statements of Cash Flows | 34 |
|  | Consolidated Statements of Stockholders' Equity | 35 |
|  | Notes to Consolidated Financial Statements | 36 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. | 69 |
| Item 9A. | Controls and Procedures. | 69 |
| Item 9B. | Other Information. | 69 |
| Item 9C. | Disclosure Regarding Foreign Jurisdictions that Prevent Inspections. | 77 |
|  |  |  |
| Part III |  | 70 |
| Item 10. | Directors, Executive Officers and Corporate Governance | 70 |
| Item 11. | Executive Compensation. | 70 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. | 71 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | 71 |
| Item 14. | Principal Accounting Fees and Services. | 71 |
|  |  |  |
| Part IV |  | 71 |
| Item 15. | Exhibits, Financial Statement Schedules. | 71 |
| Item 16. | Form 10-K Summary. | 73 |
|  |  |  |
| Signatures |  | 74 |

# PART I

**Item 1.  Business.**

*Overview*

Carlisle Companies Incorporated ("Carlisle," the "Company," "we," "us" or "our") is a leading manufacturer and supplier of innovative building envelope products and solutions that enable greater energy efficiency in buildings. Through our family of leading brands in our building products businesses, we provide labor-reducing and environmentally responsible solutions to contractors and building owners, with a keen focus on delivering the best-in-class Carlisle Experience to all channel partners.

Our Company website is *www.carlisle.com*, through which we make available, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and all amendments to those reports, as soon as reasonably practicable after these reports are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Information on, or that can be accessed through, our website is not incorporated by reference and should not be considered part of this Annual Report on Form 10-K. All references to "Notes" refer to our Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

*Business Strategy*

We strive to be a leading manufacturer and supplier of innovative building envelope products and solutions that enable greater energy efficiency in buildings in the various markets we serve. Our recently launched strategic plan, Vision 2030, builds on our track record of success following the pivot of Carlisle's portfolio of general industrial businesses to a pure play building products company. Vision 2030 aims to leverage mega trends around energy efficiency, labor savings and the re-roofing cycle to generate above market growth driven by innovation, the Carlisle Experience and the Carlisle Operating System ("COS").

Key pillars of this strategic plan, which provides clarity and alignment, and are well-ingrained throughout the Company to guide our value-creating strategy going forward, include (1) dedication to driving above market organic revenue growth through continued investment in innovation and maintaining best-in-class production, service, and delivery capabilities, (2) utilizing COS, an operating structure and strategy deployment system based on lean enterprise and six sigma principles, consistently to drive efficiencies and operating leverage, (3) building scale with synergistic acquisitions, (4) continuing to invest in and develop exceptional talent, and (5) maintaining a balanced, returns-focused approach to capital deployment which includes returning excess capital to stockholders.

We utilize COS to drive improving operational performance. COS is a continuous improvement process that defines the way we do business and is deeply embedded in our culture throughout Carlisle's operations. Waste is eliminated and efficiencies are improved enterprise-wide, driving both improvements to our sustainability efforts by reducing our carbon footprint and increasing profitability. These efforts expand beyond production areas, as COS drives new product innovation, engineering, supply chain management, warranty and product rationalization.

With accelerating demand for energy-efficient solutions for sustainable buildings of the future, we will continue to seek ways to improve our manufacturing processes to lower carbon emissions through COS. Importantly, we will continue to emphasize the development of energy efficient products, systems, and solutions on rooftops and throughout building envelopes that help to reduce carbon emissions from the built environment which is estimated to contribute as much as 30% of annual greenhouse gas ("GHG") emissions.

We intend to continue to seek synergistic acquisitions that will enhance our ability to service our customers with a broader set of energy-efficient solutions. Refer to Notes 3 and 4 for further discussion of acquisitions made during the past three years and our discontinued operations.

We believe our proactive approach to continuous improvement initiatives and focus on delivering the Carlisle Experience to our customers allowed us to maintain margin resiliency in 2024. We remain focused on continuing our value-creating journey with the proven foundational pillars of Vision 2030 ingrained in our Carlisle culture of continuous improvement and returns-focused capital deployment.

### Description of Business by Segment

#### Carlisle Construction Materials ("CCM")

##### Products, Markets and Locations

The CCM segment has evolved from a supplier of the first single-ply ethylene propylene diene monomer ("EPDM") roofing membranes in the early 1960s to today, where we deliver innovative, easy-to-install and energy-efficient solutions through the Carlisle Experience for customers who are creating the sustainable buildings of the future. CCM is a manufacturer and supplier of premium roofing products and related technologies primarily for the commercial construction market. CCM offers high-performance, single-ply roofing solutions that include EPDM, thermoplastic polyolefin ("TPO"), polyvinyl chloride ("PVC"), architectural metal and roof garden systems.

EPDM, TPO and PVC membrane and polyisocyanurate ("polyiso") insulation are sold together in warranted systems or separately in non-warranted systems to the new construction, repair and replacement, and general construction markets. These products are primarily sold under the Carlisle SynTec, Versico, Weatherbond and Hunter Panels brands in the United States of America ("U.S." or "United States") and throughout the world, and EPDM membranes under the Resitrix and Hertalan brands primarily in Europe.

CCM operates manufacturing facilities located throughout the United States, its primary market, and in Germany, the Netherlands, the United Kingdom ("U.K.") and Romania. The majority of CCM's products are sold through a network of authorized sales representatives and distributors in North America and Europe.

##### Key Raw Materials

Key raw materials for this segment include methylene diphenyl diisocyanate ("MDI"), polyol, EPDM polymer, TPO polymer, carbon black and coated steel. These raw materials generally have at least two vendor sources. The vendor typically has multiple processing facilities for key raw materials that are single sourced.

##### Seasonality

Revenues and earnings for CCM have historically been higher in the second and third quarters due to increased construction activity during those periods from favorable weather conditions.

##### Market Factors

CCM serves a large and diverse customer base; however, in 2024 CCM's two largest customers represented 33.7% of the Company's consolidated revenues. The loss of either of these customers could have a material adverse effect on the Company's consolidated revenues and operating income. Both of these customers' business is covered under a number of independent local agreements.

Demand for CCM's energy-efficient roofing solutions is primarily driven by the need to replace older, existing roofs on non-residential structures, and to a lesser extent, new construction. Notably, CCM's backlog of orders is not a significant factor for the segment, and thus not a reliable indicator of intermediate-term revenue as most products have relatively short order-to-delivery periods.

This segment faces competition from several competitors that produce roofing systems predominantly for commercial and building applications. The level of competition within this market varies by product line and region. As one of four major manufacturers in the single-ply industry, CCM competes through innovative products, long-term warranties and customer service. CCM offers separately priced extended warranty contracts on certain of its products ranging from five to 40 years, the most significant being those offered on its installed single-ply roofing systems primarily in the United States, subject to certain exclusions, that covers leaks in the roofing system attributable to a problem with the particular product or the installation of the product.

##### Strategy

Our strategy for the CCM segment is to:

- Leverage mega trends around energy efficiency, labor savings, and the re-roofing cycle supported by initiatives to accelerate innovation, and the Carlisle Experience;
- Continue to support its above average margin profile through COS; and
- Further expand our offering of innovative solutions to U.S. commercial roofing markets, including broadening our product breadth and geographic reach into architectural metals.

Key growth initiatives include:

- Grow profitability through the creation of value, based on labor and energy efficiency;
- Continue to drive and leverage the Carlisle Experience to deliver superior customer service;
- Drive innovation through enhanced focus on research and development to continue to introduce proprietary, differentiated, value-add products and solutions;
- Continue to invest in training employees and customers to drive a culture of continuous learning that creates brand loyalty; and
- Focus mergers and acquisitions on synergistic building envelope opportunities.

### Carlisle Weatherproofing Technologies ("CWT")

#### Products, Markets and Locations

The CWT segment was created in early 2022 to incorporate our acquisition of Henry Company LLC ("Henry") on September 1, 2021 and align our segments around our products and applications for the building envelope. CWT is a leading provider of high-performance waterproofing and moisture protection products, protective roofing underlayments, integrated air and vapor barriers, spray polyurethane foam and coating systems, and block-molded expanded polystyrene insulation for the building envelope. CWT offers an enhanced set of solutions and systems to aid in the design of efficient building envelope construction projects, backed by industry-leading product innovations and a focus on environmentally responsible principles.

CWT operates manufacturing facilities and distribution locations throughout the United States and Canada, its primary markets. The majority of CWT's products are sold through distribution and retail outlets throughout North America.

#### Key Raw Materials

Key raw materials for this segment include MDI, silicone polymer, asphalt, glass mat and expanded polystyrene insulation bead. These raw materials generally have at least two vendor sources. The vendor typically has multiple processing facilities for key raw materials that are single sourced.

#### Seasonality

Revenues and earnings for CWT have historically been higher in the second and third quarters due to increased construction activity during those periods from favorable weather conditions.

#### Market Factors

This segment faces competition from numerous, usually local or regional competitors, that typically produce a subset of CWT's broader suite of weatherproofing technologies used in both commercial and residential markets. The level of competition within these markets varies by product line, region and channel. As a leader in air and vapor barriers, waterproofing, spray foam and other insulation solutions, CWT competes through innovative products, long-term warranties and customer service. CWT's backlog of orders is not a significant factor for the segment, and thus not a reliable indicator of intermediate-term revenue as most products have relatively short order-to-delivery periods. The warranties offered on CWT products vary by solution.

#### Strategy

Our strategy for the CWT segment is to:

- Further expand our value proposition to building owners, contractors and home builders with our comprehensive suite of energy-efficient building products;
- Capture significant aftermarket opportunities as both residential and non-residential buildings are in need of both repair and energy-efficiency upgrades;
- Continue to expand margins through implementation of COS, strong incremental margins on volume growth and investments in our factories; and
- Further expand our presence in niche high-growth and high-margin opportunities including retail product expansion, advanced air, water, and vapor barriers, and enhancement of other building envelope adjacencies.

Key growth initiatives include:

- Drive sales and commercial excellence using system and bundle sales to leverage enhanced product breadth and the Carlisle Experience;
- Accelerate innovation to develop new integrated system solutions across the building envelope;
- Grow profitability through the creation of value, based on labor and energy efficiency, and leveraging COS throughout CWT's manufacturing footprint;
- Continue development of proprietary, differentiated products;
- Utilize training to drive a culture of continuous learning that creates brand loyalty; and
- Focus mergers and acquisitions on synergistic building envelope opportunities.

## *Intellectual Property*

We own or hold the right to use a variety of patents, trademarks, licenses, inventions, trade secrets and other intellectual property rights. We have adopted a variety of measures and programs to maintain the continued validity and enforceability of our various intellectual property rights.

## *Research and Development*

Research and development activities include the development of new product lines, the modification of existing product lines to comply with regulatory changes, and the research of cost efficiencies through raw material substitution and process improvements. Our research and development expenses were $35.4 million, $28.7 million and $19.0 million, representing 0.7%, 0.6% and 0.3% of revenues in 2024, 2023 and 2022, respectively.

## *Compliance with Government Regulations*

We are subject to various government regulations, including environmental regulations. To date, our costs of complying with these regulations have not had a material effect on our capital expenditures, earnings or competitive position of any business segment. We do not expect to incur any material capital expenditures for environmental control facilities for the current fiscal year or any other subsequent period.

## *Sustainability*

Carlisle's sustainability history is fundamental to our culture. Our journey began in the early 1900s when we recycled rubber from our first inner tube production line, and now, over 100 years later, we consider sustainability a core attribute of the value we provide our customers. We believe our century-long legacy of responsible stewardship will help enable us to meet our net-zero GHG emission goal and inform the three pillars of our sustainability strategy: producing energy-efficient products, reducing our operational and value-chain emissions, and diverting construction material waste from landfills.

We work with the Science Based Targets Initiative ("SBTi"), an independent body that provides companies with the guidance and tools to establish emission reduction initiatives using targets grounded in climate-based science. In a pivotal step towards achieving our near-term emissions targets, Carlisle received validation of our scopes 1 & 2 absolute and scope 3 intensity targets from the SBTi. Furthermore, Carlisle submitted our Net Zero 2050 targets and is currently awaiting validation from the SBTi.

In 2024, we certified nine additional manufacturing facilities to the ISO 14001 Environmental Management System standard, bringing our total to 38 certified plants which represents over half of our operational footprint. We have also begun the process of preparing our sites for ISO 50001 implementation, including the installation of electric and natural gas meters.

Innovation is a fundamental practice at Carlisle and we believe that it is integral to our ability to achieve both our economic and sustainability goals aligned through Vision 2030. The growing demand for energy and labor-saving efficiencies, as well as increased preference for full building envelope solutions creates opportunities for Carlisle to provide new, innovative solutions that create value for both our customers and the environment. In recognition of these trends, we have committed to increasing our investment in research and development as part of our Vision 2030 strategy.

Carlisle has a longstanding history of environmental stewardship based on our core tenet of waste reduction. We have implemented various recycling programs including scrap repurposing, process tolerance improvement, and the purchase of raw materials with recycled content. The success of these programs has propelled us to surpass our

original waste reduction goal of diverting 1 million tons of waste by 2030, and as a result, we have now increased our commitment and implemented a target of 2 million tons of waste diverted by 2030.

As we continue our sustainability journey, we continue to rely on the tenets of the Carlisle Environmental Sustainability Policy, which specifies the collection of detailed data from our facilities across the globe. Through evaluating the data, we can measure factors, like GHG emissions, which we will use to monitor our progress toward achieving our established targets. The policy further establishes a process to engage our supply chain and monitor compliance with Carlisle's policies for fair labor practices and our Code of Business Conduct and Ethics.

The Chair, President, and Chief Executive Officer reviews and approves the strategic direction for Carlisle's sustainability approach, which is guided to execution through the Vice President of Sustainability and the ESG Steering Committee. The Vice President of Sustainability, reporting to the Chair, President, and Chief Executive Officer, leads the ESG Steering Committee, which is composed of key executives in the areas of human resources, COS, legal, and finance. The ESG Steering Committee develops strategy, provides oversight, and monitors accountability in our ESG and climate-related initiatives through the deployment of the Carlisle Environmental Sustainability Policy. The Vice President of Sustainability and members of the ESG Steering Committee work with senior leadership within Carlisle's business units to deploy and accelerate Carlisle's sustainability strategy. Periodically, Carlisle's Board of Directors (the "Board") reviews the status of our ESG initiatives.

Our environmental sustainability initiatives and strategy are discussed further in our 2023 Corporate Sustainability Report, which can be found on our website at *www.carlisle.com*; this report is not incorporated by reference and should not be considered part of this Annual Report on Form 10-K.

## Human Capital Resources

### Investing in Our People

As of December 31, 2024, we employed approximately 5,500 people, including approximately 4,700 employees in our U.S operations and excluding approximately 200 contractors.

We believe that talent attraction and retention are critical to our ability to achieve our strategy and that a trained, diverse and inspired workforce is integral to delivering value to our stakeholders. We begin with a recruiting process that reaches a wide array of potential employees and includes the engagement of specialized, diverse recruiting firms such as The Standard Diversity Network, Jobs4Women.net, Asian American Jobsite, African American Jobsite, Women in Manufacturing and many others.

We also partner with universities in the U.S. and outside the U.S., recruiting for talent in management, sales, finance, information technology and other functions from the communities in which we work. In addition, we engage certain universities for collaborative research and development, and training efforts. Each business segment collaborates with local high schools and trade schools to educate young people about manufacturing careers and attract them to the industry.

We offer several training programs to current employees intended to develop talent, including:

- Carlisle Leadership Summit, a leadership development program intended to identify and prepare high-performing employees for senior leadership roles and to recognize and continue to develop our most seasoned employees;

- Carlisle Leadership Program, a partnership with The Wharton School of the University of Pennsylvania, a program for Director and VP level employees who are leading teams and demonstrating future potential for senior leadership roles. The program is intended to develop business and leadership skills in both applied and classroom environments;

- Accelerating Carlisle Leaders, a leadership development program designed for Senior Managers and new Directors that aims to increase business and leadership skills to prepare participants to lead at a higher level; and

- Carlisle Leadership Foundations, a leadership development program designed for employees who have recently advanced, or are expected to advance, to their first leadership roles and have the potential to take on greater roles in the future. The program is intended to help these employees define their own leadership style, to enable their future success and to build key leadership capabilities.

*Fair Treatment*

Carlisle maintains a policy of non-discriminatory treatment and respect of human rights for all current and prospective employees. Discrimination on the basis of an individual's race, religion, creed, color, sex, sexual orientation, age, marital status, disability, national origin or veteran's status is not permitted by Carlisle and is illegal in many jurisdictions. Carlisle respects the human rights of all employees and strives to treat them with dignity consistent with standards and practices recognized by the international community. Carlisle is committed to respecting all human rights, as articulated in the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights, and the International Labor Organization's Declaration on Fundamental Principles and Rights at Work.

In addition to policies for fair treatment, in 2024, Carlisle continued its commitment to assessing engagement in the workplace by administering Gallup's Q12 survey. As part of the survey follow-up, managers included their team members in creating action plans to increase engagement and feedback. This ensured everyone had a voice in the action planning process. Teams worked collectively throughout the year to make progress on their action plans.

Since 2021, we have maintained pay equity across our U.S. workforce. This means compensating employees the same when they perform the same job duties, while accounting for other factors, such as their experience level, job performance and tenure with the Company. Carlisle's minimum starting wage is $17 per hour for our entire U.S. workforce.

*Health and Safety*

Through COS, we have launched "Path to Zero," an initiative to drive our safety incident rate to zero. At Carlisle, safety is everyone's responsibility. This includes our own employees, as well as contractors, suppliers, customers and others. Carlisle is committed to adhering to safety policies, procedures and training to incorporate safety into all aspects of business operations. Safety and near-miss events are investigated to root cause to reduce overall exposure and share improvements. Carlisle measures and reviews safety performance and strives for continuous improvement along the Path to Zero.

Throughout 2024, our teams continued to support each other and focus on safety, as evidenced by our industry leading 0.75 OSHA Incident Rate. Carlisle continues to lead in safety performance and has consistently outperformed the industry since we started tracking this metric on a consolidated basis in 2018.

*Labor Matters*

Employees represented by unions, local work councils or collective bargaining agreements as of December 31, 2024, are listed below, with the number of employees represented and the expiration date of the applicable agreements:

| Location | Number of Agreements | Number of Employees Represented | Expiration Date |
|---|---|---|---|
| CCM - Germany | 2 | 164 | May 2025 |
| CWT - Canada | 4 | 153 | December 2024 (2)[1]<br>December 2025<br>December 2026 |
| CCM - Netherlands | 1 | 99 | February 2026 |
| CCM - Romania | 1 | 52 | June 2026 |
| CWT - US | 1 | 13 | March 2026 |

[1]   The two agreements between CWT - Canada and its employees that expired in December 2024 are currently in negotiation for renewal.

**Item 1A.  Risk Factors.**

The Company's business, financial condition, results of operations and cash flows can be affected by a number of factors including those material factors set forth below, those set forth in our "Forward Looking Statements" disclosure in Item 7 and those set forth elsewhere in this Annual Report on Form 10-K, any one of which could cause the Company's actual results to vary materially from recent results or from anticipated future results and make an investment in the Company speculative or risky.

## Strategic, Business and Operational Risks

**The Company's earnings growth strategy is partially dependent on the acquisition and successful integration of other businesses.**

The Company has a history of acquiring businesses as part of its earnings growth strategy. Typically, the Company considers acquiring companies that can be integrated within an existing business. Acquisitions of this type involve numerous risks, which may include a failure to realize expected revenue growth and operating and cost synergies from integration initiatives, increasing dependency on the markets served by the combined businesses or increased debt to finance the acquisitions.

The Company also considers the acquisition of businesses that may operate independent of existing businesses. Acquisitions of this type involve risks similar to those encountered when acquiring companies that can be integrated within an existing business, including a failure to realize expected revenue growth or operating and cost reductions within the acquired business, and could increase the possibility of diverting corporate management's attention from its existing operations.

The successful realization of revenue growth, cost reductions and synergies with our existing businesses, and within acquired stand-alone businesses, and increases in profitability overall, are dependent upon successful integration initiatives. If these integration initiatives are not fully realized, there may be a negative effect on the Company's business, financial condition, results of operations and cash flows, including goodwill and/or intangible asset impairments, which may be material.

Refer to Note 3 for recent acquisition information.

**The loss of, a significant decline in business with, or pricing pressure from, one or more of the Company's key customers could adversely affect the Company's business, financial condition, results of operations and cash flows.**

The Company's CCM segment operates in several niche markets in which a large portion of the segment's revenues are attributable to a few large customers. See "Item 1. Business—Overview—Description of Businesses by Segment" for a discussion of customer concentrations for CCM. A significant reduction in purchases by one or more of these customers could have an adverse effect on the business, financial condition, results of operations or cash flows of one or more of the Company's segments.

Some of the Company's key customers enjoy significant purchasing power that may be used to exert pricing pressure on the Company. Additionally, as many of the Company's businesses are part of a long supply chain to the ultimate consumer, the Company's business, financial condition, results of operations or cash flows could be adversely affected if one or more key customers elects to in-source or find alternative suppliers for the production of a product or products that the Company currently provides.

**Failure to successfully complete restructuring activities could negatively affect the Company.**

From time to time, the Company may undertake consolidation and other restructuring projects in an effort to reduce costs and streamline its operations. Such restructuring activities may divert management's attention from the Company's core businesses, increase expenses on a short-term basis and lead to potential disputes with the employees, customers or suppliers of the affected businesses. If restructuring activities are not completed in a timely manner or if anticipated cost savings, synergies and efficiencies are not realized, there may be a negative effect on the Company's business, financial condition, results of operations and cash flows.

Refer to Note 4 for a discussion of disposition matters.

## Industry and Macroeconomic Risks

**Several of the market segments that the Company serves are cyclical and sensitive to domestic and global economic conditions.**

Several of the market segments in which the Company sells its products are, to varying degrees, cyclical and may experience periodic downturns in demand. For example, the CCM and CWT segments are susceptible to downturns in the commercial construction industry, particularly in the construction repair and replacement sectors, and the CWT segment is susceptible to downturns in the residential construction industry.

Uncertainty regarding global economic conditions may have an adverse effect on the businesses, results of operations and financial condition of the Company and its customers, distributors and suppliers. Among the economic factors which may affect performance are: manufacturing activity, commercial and residential construction, difficulties entering new markets and general economic conditions such as inflation, deflation, interest rates and credit availability. These effects may, among other things, negatively impact the level of purchases, capital expenditures and creditworthiness of the Company's customers, distributors and suppliers, and therefore, the Company's results of operations, margins and orders. The Company cannot predict if, when or how much worldwide economic conditions will fluctuate. These conditions are highly unpredictable and beyond the Company's control. If these conditions deteriorate, however, the Company's business, financial condition, results of operations and cash flows could be adversely affected.

***The Company has significant concentrations in the construction market.***

Most of the Company's revenues and operating income are generated from the construction market. Construction spending is affected by economic conditions, changes in interest rates, inflationary pressures, demographic and population shifts, new housing starts, impacts on labor availability from U.S. immigration laws, policies and practices and changes in construction spending by federal, state and local governments. A decline in the construction market, particularly in construction repair and replacement activities, could adversely affect the Company's business, financial condition, results of operations and cash flows. Additionally, adverse weather conditions such as heavy or sustained rainfall, cold weather and snow can limit construction activity and reduce demand for roofing materials.

The CCM and CWT segments compete through pricing, among other factors. Competition in these segments may increase pricing pressure on the Company which may negatively affect operating results in future periods.

***Raw material costs are a significant component of the Company's cost structure and are subject to volatility, including cost increases, significant disruptions to the Company's supply chains or significant shortages of materials.***

The Company utilizes petroleum-based products, chemicals, resins and other commodities in its manufacturing processes. Raw materials, including inbound freight, accounted for approximately 66% of the Company's cost of goods sold in 2024. Significant increases in the costs of these materials may not be recovered through selling price increases and significant disruption to the Company's supply chains or significant shortages of materials could adversely affect the Company's business, financial condition, results of operations and cash flows. The Company also relies on global sources of raw materials, which could be adversely impacted by unfavorable shipping or trade arrangements, including import and export tariffs and global economic conditions. Refer to "Part II—Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for additional information regarding commodity price risk.

### *Environmental, Regulatory and Legal Risks*

***The Company's operations are subject to risks related to environmental laws and regulations.***

We are subject to stringent environmental laws and regulations, including those relating to air emissions, wastewater discharges, and chemical and hazardous waste management and disposal. Some of these environmental laws hold owners or operators of land or businesses liable for their own and for previous owners' or operators' releases of hazardous or toxic substances or wastes. Other environmental laws and regulations require the obtainment of, and compliance with, environmental permits. To date, costs of complying with environmental, health and safety requirements have not been material, and the Company did not have any significant accruals related to potential future costs of environmental remediation as of December 31, 2024 and 2023, nor are any material asset retirement obligations recorded as of those dates. However, the nature of the Company's operations and its long history of industrial activities at certain of its current or former facilities, as well as those acquired, could potentially result in material environmental liabilities or asset retirement obligations.

***Global climate change and related regulations could negatively affect the Company.***

Changes in environmental and climate change laws or regulations, including laws relating to GHG emissions, could lead to new or additional investment in the Company's products or facilities and could increase environmental compliance expenditures. Changes in climate change concerns including GHG emissions, and the regulation of such concerns including climate-related disclosures, could subject the Company to additional costs and restrictions, including increased energy and raw material costs and other compliance requirements which could negatively impact the Company's reputation, business, capital expenditures, results of operations and financial position.

As of the date of this filing, we have made several public commitments regarding our intended reduction of GHG emissions, including commitments to achieve net zero GHG emissions by 2050 and the establishment of science-based targets to reduce GHG emissions from our operations and the operations of our value chain. Although we intend to meet these commitments, we may be required to expend significant resources to do so, which could increase our operational costs. Further, there can be no assurance of the extent to which any of our commitments will be achieved, or that any future investments we make in furtherance of achieving such targets and goals will meet investor expectations or any binding or non-binding legal standards regarding sustainability performance. Moreover, we may determine that it is in the best interest of the Company and our stockholders to prioritize other business, social, governance or sustainable investments over the achievement of our current commitments based on economic, regulatory and social factors, business strategy or pressure from investors, activist groups or other stakeholders. If we are unable to meet these commitments, then we could incur adverse publicity and reaction from investors, activist groups and other stakeholders, which could adversely impact the perception of our brands and our products and services by current and potential customers, as well as investors, which could in turn adversely impact our results of operations.

## *General Risk Factors*

### *Cybersecurity breaches or significant disruptions of our information technology systems, increased compliance costs or violations of data privacy laws could adversely affect our business.*

We rely on information technology systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support critical business processes. Security breaches of these systems could result in the unauthorized or inappropriate access to confidential information or personal data entrusted to us by our business partners. While we have experienced, and expect to continue to experience, cybersecurity breaches of our information technology systems, none of the breaches to date has had a material impact on the Company. Additionally, these systems may be disrupted as a result of attacks by computer hackers or viruses, human error or wrongdoing, operational failures or other catastrophic events. Cyber threats and the techniques used in cyberattacks change, develop and evolve rapidly, including from emerging technologies, such as advanced forms of artificial intelligence. The Company leverages its internal information technology infrastructures, and those of its business partners, to enable, sustain and protect its global business interests. However, any of the aforementioned breaches or disruptions or the impacts from changing technologies, including artificial intelligence, could result in legal claims, liability or penalties under privacy laws or damage to operations or to the Company's reputation, which could adversely affect our business.

We are subject to data privacy and security laws, regulations and customer-imposed controls as a result of having access to and processing confidential, personal and/or sensitive data in the ordinary course of business. If we are unable to maintain reliable information technology systems and appropriate controls with respect to privacy and security requirements, we may suffer regulatory consequences that could be costly or otherwise adversely affect our business. New laws that may restrict use or sharing of data or otherwise regulate artificial intelligence and machine learning may also lead to significant increases in the Company's cost of compliance or otherwise adversely affect our business.

### *The Company is subject to risks arising from widespread health emergencies.*

The Company's businesses operate in market segments that could be impacted by widespread health emergencies. Operating during a widespread health emergency exposes the Company to a number of risks, including diminished demand for our products and our customers' products, suspensions in the operations of our manufacturing facilities, maintenance of appropriate labor levels, our ability to ship products to our customers, interruptions in our supply chains and distribution systems, increases in operating costs related to pay and benefits for our employees, collection of trade receivables in accordance with their terms, and potential impairment of goodwill and long-lived assets, any of which, individually or in the aggregate, could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

While these risks have not to date, in the aggregate, had a material adverse impact on the Company, we are unable to predict the extent or duration of impacts from widespread health emergencies as they will depend on future developments, which are highly uncertain and cannot be predicted at this time, such as the duration and frequency of, and government responses to, such emergencies.

**Item 1B.  Unresolved Staff Comments.**

None.

## Item 1C. Cybersecurity.

The Company's processes to assess, identify, and manage material cybersecurity risks are included as part of the Company's overall risk management program and include documented procedures and protocols to identify and monitor material cybersecurity risks, provide cybersecurity training and awareness, implement protective controls, and established incident response procedures. The Company also engages third-party professional cybersecurity consultants to assist with its cybersecurity processes, including conducting periodic tabletop exercises and system penetration testing. The Company maintains processes to oversee and identify certain risks from cybersecurity threats associated with its use of these third-party service providers and maintains protections in its vendor risk management process. Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected, nor are reasonably likely to materially affect, the Company, including its business strategy, results of operations, or financial condition.

The Audit Committee of the Company's Board of Directors oversees the assessment and management of the Company's major financial risk exposures, including cybersecurity risk, and reviews the steps management has taken to monitor, control and mitigate such exposures. No less than annually, the Director of Information Security attends an Audit Committee meeting and presents for review and discussion the Company's processes to assess, identify, manage and mitigate material cybersecurity risks. The Audit Committee subsequently reports on the presentation to the full Board of Directors.

The Company's cybersecurity processes are managed by a dedicated department led by the Director of Information Security. The Director of Information Security has 11 years of cybersecurity work experience and carries a number of cybersecurity and security-related certifications. The dedicated department is responsible for developing and implementing the strategies, policies and procedures to manage and mitigate cybersecurity risks. The dedicated department utilizes documented incident response procedures to become informed of and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents. The dedicated department is comprised of an 11 person staff, several of whose members carry multiple cybersecurity and other security-related certifications. The Company's internal audit department also provides support to the Company's cybersecurity processes.

## Item 2.  Properties.

The number, location and size of the Company's principal properties as of December 31, 2024, by segment follows:

|  | Number of Facilities | | | Square Footage (in millions) | |
| --- | --- | --- | --- | --- | --- |
|  | North America | Europe | Total | Owned | Leased |
| Carlisle Construction Materials | 32 | 10 | 42 | 4.6 | 1.7 |
| Carlisle Weatherproofing Technologies | 53 | 1 | 54 | 1.9 | 1.8 |
| Continuing Operations | 85 | 11 | 96 | 6.5 | 3.5 |

The Company considers its principal properties, as well as the related machinery and equipment, to be generally well maintained, and suitable and adequate for its intended purposes.

## Item 3.  Legal Proceedings.

The Company is a party to certain lawsuits in the ordinary course of business. Information about legal proceedings is included in Note 16 and is incorporated into this Part I, Item 3 by reference.

## Item 4.  Mine Safety Disclosures.

Not applicable.

PART II

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

*Performance Graph*

The table below shows how a $100 investment in Carlisle has grown over the five-year period ending December 31, 2024, as compared to a $100 investment in the S&P MidCap 400® Index and S&P 500® Index. The graph and corresponding chart assume the investment of $100 in our common stock and each of the indices as of December 31, 2019 and the reinvestment of all dividends.

|  | Carlisle | S&P MidCap 400 | S&P 500 |
|---|---|---|---|
| 2019 | $100.00 | $100.00 | $100.00 |
| 2020 | 98.01 | 113.66 | 118.40 |
| 2021 | 157.44 | 141.80 | 152.39 |
| 2022 | 151.01 | 123.28 | 124.79 |
| 2023 | 202.75 | 143.54 | 157.59 |
| 2024 | 241.57 | 163.53 | 197.02 |

The graph below shows a five-year comparison of cumulative returns for a $100 investment in the Company as compared to the S&P MidCap 400® Index and S&P 500® Index.

**Five-Year Comparison**

*Market Information*

The Company's common stock is traded on the New York Stock Exchange under the ticker symbol "CSL." As of December 31, 2024, there were 1,046 stockholders of record. The number of beneficial holders is substantially greater than the number of record holders because a significant portion of our common stock is held of record in broker "street names."

*Dividends*

We intend to pay dividends to our stockholders and have increased our dividend rate annually for the past 48 years. On January 28, 2025, the Board declared a regular quarterly dividend of $1.00 per share, payable on March 3, 2025, to stockholders of record at the close of business on February 18, 2025. Future dividends remain subject to the discretion of the Board.

## *Issuer Purchases of Equity Securities*

The Company's purchases of its common stock during the three months ended December 31, 2024 follows:

| (in millions, except per share amounts) | (a) Total Number of Shares Purchased[1] | (b) Average Price Paid Per Share | (c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | (d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs[2] |
|---|---|---|---|---|
| October | 0.2 | $     449.74 | 0.2 | 4.3 |
| November | 0.8 | 447.41 | 0.8 | 3.5 |
| December | — | — | — | 3.5 |
| Total | 1.0 | | 1.0 | |

[1] The Company may also reacquire shares outside of the repurchase program from time to time in connection with the forfeiture of shares in satisfaction of tax withholding obligations from the vesting of share-based compensation. During the three months ended December 31, 2024, there were less than 0.1 million shares reacquired in transactions outside the repurchase program.

[2] Represents the remaining total number of shares that can be repurchased under the Company's stock repurchase program. On August 3, 2023, the Company's Board of Directors approved a 7.5 million share increase in the Company's share repurchase program. The share repurchase program has no expiration date, does not obligate the Company to purchase any specified amount of shares and remains subject to the discretion of the Board of Directors. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Sources and Uses of Cash and Cash Equivalents—Share Repurchases" below.

## Item 6.  [Reserved]

**Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations.**

Carlisle Companies Incorporated ("Carlisle," the "Company," "we," "us" or "our") is a leading manufacturer and supplier of innovative building envelope products and solutions for more energy-efficient buildings. Through our building products businesses, Carlisle Construction Materials ("CCM") and Carlisle Weatherproofing Technologies ("CWT"), and family of leading brands, we deliver innovative, labor-reducing and environmentally responsible products and solutions to customers through the Carlisle Experience. Carlisle is committed to generating superior stockholder returns and maintaining a balanced capital deployment approach, including investments in our businesses, strategic acquisitions, share repurchases and continued dividend increases.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with a narrative from the perspective of Company management. All references to "Notes" refer to our Notes to Consolidated Financial Statements in this Annual Report on Form 10-K. For more information regarding our consolidated results, segment results, and liquidity and capital resources for the year ended December 31, 2023 as compared to the year ended December 31, 2022, refer to "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's 2023 Annual Report on Form 10-K (the "2023 Annual Report on Form 10-K").

### *Executive Overview*

We are pleased to report that 2024 was a successful year for Carlisle with diluted earnings per share ("EPS") from continuing operations of 18.34 which reflects a 29% increase over 2023. We achieved this EPS with 9% revenue growth along with operating margins from continuing operations of 22.8%, and adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") margins of 26.6%, which were supported by resilient and recurring re-roofing revenue which more than mitigated the negative impact from the broader challenging construction environment.

In 2024, we executed on multiple strategic initiatives that strengthened our position as a pure-play building products company. We maintained our commitment to returning capital to stockholders, deploying $1.6 billion to repurchase shares using the proceeds from the divestiture of Carlisle Interconnect Technologies ("CIT"), our last non-building products business. Our acquisition playbook yielded significant results, with nearly $700 million deployed to strengthen our building envelope capabilities, including the strategic additions of MTL Holdings LLC ("MTL"), a leading provider of prefabricated perimeter edge metal systems and non-insulated architectural metal wall systems for commercial, institutional and industrial buildings, and PFB Holdco, Inc ("PFB"), a leading vertically integrated provider of expanded polystyrene and insulation products across Canada and the Midwestern United States. Overall, we believe our 2024 results represented progress in line with the goals outlined in our Vision 2030 strategy.

Vision 2030 positions us to benefit from the widely understood macro-trends, including growing commercial re-roofing demand, an ongoing housing shortage, and our ability to provide energy efficient and labor-saving solutions and systems. Furthermore, our 2024 acquisitions strengthen our position as a leading manufacturer within the building envelope and reinforce our commitment to acquire growth and create value through a superior integration playbook.

## Summary Financial Results

| (in millions, except per share amounts and percentages) | | 2024 | | 2023 |
|---|---|---|---|---|
| Revenues | $ | 5,003.6 | $ | 4,586.9 |
| Operating income | $ | 1,143.1 | $ | 982.8 |
| Operating margin | | 22.8 % | | 21.4 % |
| Income from continuing operations | $ | 865.1 | $ | 718.9 |
| Income from discontinued operations | $ | 446.7 | $ | 48.5 |
| Diluted earnings per share attributable to common shares: | | | | |
|   Income from continuing operations | $ | 18.34 | $ | 14.22 |
|   Income from discontinued operations | $ | 9.48 | $ | 0.96 |
| | | | | |
| Adjusted EBITDA[1] | $ | 1,332.7 | $ | 1,152.8 |
| Adjusted EBITDA margin[1] | | 26.6 % | | 25.1 % |

[1] Adjusted EBITDA and adjusted EBITDA margin are intended to provide investors and others with information about Carlisle's and our segments' performance without the effects of items that, by their nature, tend to obscure core operating results due to potential variability across periods based on the timing, frequency and magnitude of such items. Refer to Non-GAAP Financial Measures in this MD&A for more information about, and a detailed reconciliation of, these items.

## Consolidated Results of Operations

### Revenues

| (in millions, except percentages) | | 2024 | | 2023 | | Change | % | Organic | Acquisition | Exchange Rate |
|---|---|---|---|---|---|---|---|---|---|---|
| Revenues | $ | 5,003.6 | $ | 4,586.9 | $ | 416.7 | 9.1 % | 6.8 % | 2.3 % | — % |

The increase in revenues in 2024 primarily reflects higher sales in the non-residential construction end market of $468.6 million as continued inventory normalization and growing re-roof activity led to increased construction activity offset by lower sales in the residential construction end market of $58.1 million.

### Revenues by Geographic Area

| (in millions, except percentages) | | 2024 | | | 2023 | |
|---|---|---|---|---|---|---|
| United States | $ | 4,527.2 | 90.5 % | $ | 4,130.1 | 90.0 % |
| International: | | | | | | |
|   Europe | | 237.8 | | | 211.8 | |
|   North America (excluding U.S.) | | 194.7 | | | 198.0 | |
|   Other | | 43.9 | | | 47.0 | |
|    Total International | | 476.4 | 9.5 % | | 456.8 | 10.0 % |
| Revenues | $ | 5,003.6 | | $ | 4,586.9 | |

### Gross Profit

| (in millions, except percentages) | | 2024 | | 2023 | | Change | % |
|---|---|---|---|---|---|---|---|
| Gross profit | $ | 1,887.7 | $ | 1,634.2 | $ | 253.5 | 15.5 % |
| As a percentage of revenues | | 37.7 % | | 35.6 % | | | |
| Depreciation and amortization | $ | 63.1 | $ | 60.9 | | | |

Gross profit as a percentage of revenues increased in 2024, driven primarily by volume leverage on strong sales growth in our CCM segment.

### Selling and Administrative Expenses

| (in millions, except percentages) | 2024 | 2023 | Change | % |
|---|---|---|---|---|
| Selling and administrative expenses | $ 722.8 | $ 625.2 | $ 97.6 | 15.6 % |
| As a percentage of revenues | 14.4 % | 13.6 % | | |
| Depreciation and amortization | $ 107.9 | $ 88.8 | | |

Selling and administrative expenses increased in 2024, primarily due to several factors: a $41.5 million increase in wage and benefit expenses from higher equity incentive compensation and additional headcount from acquisitions; a $22.4 million increase in sales and marketing expenses driven by higher commissions from increased sales volumes; a $19.1 million increase in amortization expense, primarily related to the MTL acquisition; and $12.1 million in acquisition costs from the MTL and the PFB acquisitions.

### Research and Development Expenses

| (in millions, except percentages) | 2024 | 2023 | Change | % |
|---|---|---|---|---|
| Research and development expenses | $ 35.4 | $ 28.7 | $ 6.7 | 23.3 % |
| As a percentage of revenues | 0.7 % | 0.6 % | | |
| Depreciation and amortization | $ 1.6 | $ 1.4 | | |

Research and development expenses were higher in 2024 primarily reflecting an increase in new product development expenses of $5.7 million at our CCM segment and $1.0 million at our CWT segment. The increase in research and development expenses is consistent with a key pillar of Vision 2030 to drive innovation, with a commitment to investing in the creation of new products and solutions that add value through advancements in sustainability and energy and labor efficiencies.

### Other Operating Income, net

| (in millions, except percentages) | 2024 | 2023 | Change | % |
|---|---|---|---|---|
| Other operating income, net | $ (13.6) | $ (2.5) | $ (11.1) | NM |

The change in other operating income, net, primarily reflected a $5.0 million gain from an insurance settlement received in the second quarter of 2024, a $2.3 million reduction in losses from the sale of fixed assets, which occurred in 2023 but not in 2024, and a $1.8 million reduction in losses from fixed asset impairments, which also occurred in 2023 but not in 2024.

### Operating Income

| (in millions, except percentages) | 2024 | 2023 | Change | % |
|---|---|---|---|---|
| Operating income | $ 1,143.1 | $ 982.8 | $ 160.3 | 16.3 % |
| Operating margin percentage | 22.8 % | 21.4 % | | |

Refer to *Segment Results of Operations* within this MD&A for further information related to segment operating income results.

### Interest Expense, net

| (in millions, except percentages) | 2024 | 2023 | Change | % |
|---|---|---|---|---|
| Interest expense, net | $ 73.3 | $ 75.6 | $ (2.3) | (3.0)% |

Interest expense, net of capitalized interest, decreased during 2024 primarily reflecting lower long-term debt balances associated with the redemption in full of $300.0 million of our 0.55% unsecured senior notes due September 1, 2023 (the "2023 Notes") in September 2023 and the redemption in full of $400.0 million of our 3.50% unsecured senior notes due December 1, 2024 (the "2024 Notes") in December 2024. Refer to Note 13 for further information on our long-term debt.

## Interest Income

| (in millions, except percentages) | | 2024 | | 2023 | | Change | % |
|---|---|---|---|---|---|---|---|
| Interest income | $ | (60.3) | $ | (20.1) | $ | (40.2) | 200.0 % |

Interest income increased during 2024 primarily relating to higher yields compared to the prior year and a higher invested cash balance due to proceeds from the sale of CIT in the second quarter of 2024.

## Other Non-Operating Expense (Income), net

| (in millions, except percentages) | | 2024 | | 2023 | | Change | % |
|---|---|---|---|---|---|---|---|
| Other non-operating expense (income), net | $ | 19.2 | $ | (3.1) | $ | 22.3 | NM |

The change in other non-operating expense (income), net in 2024 primarily reflected a $21.1 million loss related to the accelerated recognition of pension actuarial losses within accumulated other comprehensive loss due to the settlements of portions of the Company's pension plan in the fourth quarter of 2024.

## Income Taxes

| (in millions, except percentages) | | 2024 | | 2023 | | Change | % |
|---|---|---|---|---|---|---|---|
| Provision for income taxes | $ | 245.8 | $ | 211.5 | $ | 34.3 | 16.2 % |
| Effective tax rate | | 22.1 % | | 22.7 % | | | |

The provision for income taxes on continuing operations for 2024 is higher than 2023, primarily reflecting higher pre-tax income which equated to higher taxes of $34.3 million.

Refer to Note 8 for further information related to income taxes.

## Income from Discontinued Operations

| (in millions, except percentages) | | 2024 | | 2023 | | Change | % |
|---|---|---|---|---|---|---|---|
| Income from discontinued operations before taxes | $ | 480.3 | $ | 21.7 | $ | 458.6 | NM |
| Provision for (benefit from) income taxes | | 33.6 | | (26.8) | | | |
| Income from discontinued operations | $ | 446.7 | $ | 48.5 | | | |

Income from discontinued operations before taxes in 2024 primarily reflected the pre-tax gain on sale of the CIT business of $457.3 million and operating results of $56.7 million compared to the pre-tax loss on the sale of the Carlisle Fluid Technologies ("CFT") business of $82.5 million, partially offset by operating results of $99.5 million from CIT and $17.3 million from CFT in 2023.

Provision for (benefit from) income taxes for discontinued operations primarily reflected a tax provision created from the gain on the sale of CIT in 2024, compared to a tax benefit received due to the loss on sale of CFT in 2023.

Refer to Note 4 for additional information related to discontinued operations.

## Segment Results of Operations

### Carlisle Construction Materials

This segment produces a complete line of premium energy-efficient single-ply roofing products and warranted roof systems and accessories for the commercial building industry, including ethylene propylene diene monomer ("EPDM"), thermoplastic polyolefin ("TPO") and polyvinyl chloride ("PVC") membrane, polyisocyanurate ("polyiso") insulation, and engineered metal roofing and wall panel systems for commercial and residential buildings.

| (in millions, except percentages) | 2024 | 2023 | Change | % | Organic | Acquisition | Exchange Rate |
|---|---|---|---|---|---|---|---|
| Revenues | $3,704.3 | $3,253.4 | $ 450.9 | 13.9 % | 11.2 % | 2.7 % | — % |
| Operating income | $1,084.3 | $ 913.9 | $ 170.4 | 18.6 % | | | |
| Operating margin | 29.3 % | 28.1 % | | | | | |
| Adjusted EBITDA[1] | $1,163.8 | $ 976.8 | | | | | |
| Adjusted EBITDA margin[1] | 31.4 % | 30.0 % | | | | | |

[1] Adjusted EBITDA and adjusted EBITDA margin are intended to provide investors and others with information about Carlisle's and our segments' performance without the effects of items that, by their nature, tend to obscure core operating results due to potential variability across periods based on the timing, frequency and magnitude of such items. Refer to Non-GAAP Financial Measures in this MD&A for more information about, and a detailed reconciliation of, these items.

CCM's revenue increased in 2024 primarily due to higher sales in the non-residential end market of $428.9 million, driven by inventory normalization and growing re-roof activity from pent-up demand. CCM's operating margin and adjusted EBITDA margin increase in 2024 primarily reflected the volume leverage on higher sales.

### Carlisle Weatherproofing Technologies

This segment produces building envelope solutions that drive energy efficiency and sustainability in commercial and residential applications. Products include high-performance waterproofing and moisture protection products, protective roofing underlayments, fully integrated liquid and sheet applied air/vapor barriers, sealants/primers and flashing systems, roof coatings and mastics, spray polyurethane foam and coating systems for a wide variety of thermal protection applications and other premium polyurethane products, block-molded expanded polystyrene insulation, engineered products for HVAC applications, and premium products for a variety of industrial and surfacing applications.

| (in millions, except percentages) | 2024 | 2023 | Change | % | Organic | Acquisition | Exchange Rate |
|---|---|---|---|---|---|---|---|
| Revenues | $1,299.3 | $1,333.5 | $ (34.2) | (2.6)% | (3.7)% | 1.2 % | (0.1)% |
| Operating income | $ 173.6 | $ 187.9 | $ (14.3) | (7.6)% | | | |
| Operating margin | 13.4 % | 14.1 % | | | | | |
| Adjusted EBITDA[1] | $ 268.3 | $ 284.8 | | | | | |
| Adjusted EBITDA margin[1] | 20.6 % | 21.4 % | | | | | |

[1] Adjusted EBITDA and adjusted EBITDA margin are intended to provide investors and others with information about Carlisle's and our segments' performance without the effects of items that, by their nature, tend to obscure core operating results due to potential variability across periods based on the timing, frequency and magnitude of such items. Refer to Non-GAAP Financial Measures in this MD&A for more information about, and a detailed reconciliation of, these items.

CWT's revenue decreased in 2024 primarily reflecting lower sales in the residential end market of $80.1 million, partially offset by higher sales in the non-residential end market of $39.7 million. CWT's operating margin and adjusted EBITDA margin decrease in 2024 primarily reflected higher operating costs to support longer term growth initiatives.

## Liquidity and Capital Resources

A summary of our cash and cash equivalents by region follows:

| (in millions) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| North America (excluding U.S.) | $ 23.4 | $ 34.1 |
| Europe | 8.7 | 14.0 |
| Asia | 3.3 | 9.8 |
| International cash and cash equivalents | 35.4 | 57.9 |
| U.S. cash and cash equivalents | 718.1 | 518.8 |
| Total cash and cash equivalents | $ 753.5 | $ 576.7 |

We maintain liquidity sources primarily consisting of cash and cash equivalents as well as availability under the Company's Fifth Amended and Restated Credit Agreement (as amended, the "Credit Agreement"). In the near term, cash on hand is our primary source of liquidity. The increase in cash and cash equivalents compared to December 31, 2023, is primarily related to cash received from the sale of the CIT business and cash generated from operations, partially offset by cash used on share repurchases, the purchases of MTL and PFB, repayment of senior notes, capital expenditures and payment of dividends to stockholders.

Upon permanent transfer of cash outside of certain jurisdictions, primarily in Canada, we may be subject to withholding taxes, and as such we have accrued $6.3 million in anticipation of those taxes as of December 31, 2024. In addition, in certain countries, primarily China, our cash is subject to local laws and regulations that require government approval for conversion of such cash to U.S. Dollars, as well as for transfer of such cash, both temporarily and permanently outside of that jurisdiction.

We believe we have sufficient cash on hand, availability under the Credit Agreement and operating cash flows to meet our anticipated business requirements for at least the next 12 months. At the discretion of management, the Company may use available cash on capital expenditures, dividends, share repurchases, acquisitions and strategic investments.

We also anticipate we will have sufficient cash on hand, availability under the Credit Agreement and operating cash flows to meet our anticipated long-term business requirements and to pay outstanding principal balances of our existing notes by the respective maturity dates. Another potential source of liquidity is access to public capital markets, subject to market conditions. We may access the capital markets for a variety of reasons, including to repay the outstanding balances of our outstanding debt and fund acquisitions. Refer to Note 13 for further information on long-term debt.

### Sources and Uses of Cash and Cash Equivalents

| (in millions) | 2024 | 2023 |
|---|---|---|
| Net cash provided by operating activities | $ 1,030.3 | $ 1,201.3 |
| Net cash provided by investing activities | 1,229.6 | 352.4 |
| Net cash used in financing activities | (2,110.2) | (1,349.7) |
| Effect of foreign currency exchange rate changes on cash | (1.7) | 1.5 |
| Change in cash and cash equivalents | $ 148.0 | $ 205.5 |

### Operating Activities

We generated operating cash flows totaling $1,030.3 million for 2024 (including working capital uses of $29.0 million), compared with $1,201.3 million for 2023 (including working capital sources of $107.6 million). Lower operating cash flows of $171.0 million in 2024 primarily reflected lower operating cash provided by discontinued operations of $173.0 million and an increase in working capital uses of $136.6 million, partially offset by higher income from continuing operations of $146.2 million.

The increase in working capital uses of $136.6 million related to a decrease in cash from higher inventory investments in 2024 of $261.7 million, reflecting the end of destocking of inventory experienced in 2023 and increased construction activity, partially offset by an increase in cash from accounts receivables of $68.1 million related to increased collections and accounts payable of $22.9 million related to higher inventory investments.

## Investing Activities

Cash provided by investing activities of $1,229.6 million for 2024 primarily reflected net cash received from the sale of CIT of $1,998.0 million, partially offset by use of an aggregate of $676.9 million to fund the acquisitions of MTL and PFB and capital expenditures of $113.3 million.

Cash provided by investing activities of $352.4 million for 2023 primarily reflected net cash received from the sale of CFT of $510.6 million and proceeds from the sale of assets of $19.0 million, partially offset by capital expenditures of $142.2 million and the use of $36.1 million for the acquisition of a business.

## Financing Activities

Cash used in financing activities of $2,110.2 million for 2024 primarily reflected share repurchases of $1,585.9 million, the redemption of the 2024 Notes of $400.0 million and cash dividend payments of $172.4 million, reflecting the increased annual dividend rate of $4.00 per share.

Cash used in financing activities of $1,349.7 million for 2023 primarily reflected share repurchases of $900.0 million, the redemption of the 2023 Notes of $300.0 million and cash dividend payments of $160.3 million.

## Share Repurchases

On August 3, 2023, the Board approved a 7.5 million share increase in the Company's share repurchase program. We repurchased approximately 3.9 million shares in 2024 as part of our plan to return capital to stockholders, utilizing $1,585.9 million of our cash on hand. As of December 31, 2024, we had authority to repurchase 3.5 million shares.

Purchases may occur from time to time over an indefinite period of time in the open market, in privately negotiated transactions and through block trades, and no maximum purchase price has been set. The decision to repurchase shares depends on price, availability and other corporate developments and is subject to the discretion of the Board. The Company plans to continue to repurchase shares in 2025 on an opportunistic basis.

## Debt Instruments

### Senior Notes

On December 1, 2024, the Company redeemed in full the 2024 Notes at the redemption price of $407.0 million, consisting of the principal amount of $400.0 million and $7.0 million of interest.

We also have unsecured senior notes outstanding of $600.0 million due December 1, 2027 (at a stated interest rate of 3.75%), $750 million due March 1, 2030 (at a stated interest rate of 2.75%) and $550.0 million due March 1, 2032 (at a stated interest rate of 2.20%), each of which are rated BBB by Standard & Poor's and Baa2 by Moody's.

### Revolving Credit Facility

During 2024, we had $22.0 million in borrowings and repayments under the Credit Agreement with a weighted average interest rate of 8.50%. During 2023, we had $84.0 million in borrowings and repayments under the Company's Fourth Amended and Restated Credit Agreement, as amended (the "Prior Credit Agreement"), with a weighted average interest rate of 6.61%. As of December 31, 2024 and December 31, 2023, there were no borrowings under the Credit Agreement and Prior Credit Agreement, respectively, and $1.0 billion of availability.

### Debt Covenants

We are required to meet various covenants and limitations under our senior notes and Credit Agreement, including certain leverage ratios, interest coverage ratios and limits on outstanding debt balances held by certain subsidiaries. We were in compliance with all covenants and limitations as of December 31, 2024 and 2023.

Refer to Note 13 for further information on our debt instruments.

## Critical Accounting Estimates

Our significant accounting policies are more fully described in Note 1. In preparing the Consolidated Financial Statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP"), the Company's management must make informed decisions which impact the reported amounts and related disclosures. Such

decisions include the selection of the appropriate accounting principles to be applied and assumptions on which to base estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to business combinations, goodwill and indefinite-lived intangible assets, revenue recognition, and income taxes on an ongoing basis. The Company bases its estimates on historical experience, terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

### *Business Combinations*

As noted in "*Item 1. Business. Business Strategy",* we have a history and a strategy of acquiring businesses. We account for these business combinations as required by GAAP under the acquisition method of accounting, which requires us to recognize the assets acquired and the liabilities assumed at their acquisition date fair values. Deferred taxes are recorded for any differences between fair value and tax basis of assets acquired and liabilities assumed and can vary based on the structure of the acquisition as to whether it is a taxable or non-taxable transaction. To the extent the purchase price of the acquired business exceeds the fair values of the assets acquired and liabilities assumed, including deferred income taxes recorded in connection with the transaction, such excess is recognized as goodwill (see further below for our critical accounting estimate regarding post-acquisition accounting for goodwill). The most critical areas of judgment in applying the acquisition method include selecting the appropriate valuation techniques and assumptions that are used to measure the acquired assets and assumed liabilities at fair value, particularly for intangible assets, contingent consideration, acquired tangible assets such as property, plant and equipment, and inventory.

The key techniques and assumptions utilized by type of major acquired asset or liability generally include:

| Asset/Liability | Typical Valuation Technique | Key Assumptions |
|---|---|---|
| Technology-based intangible assets | Relief from royalty method | • Estimated future revenues from acquired technology<br>• Royalty rates that would be paid if licensed from a third-party<br>• Discount rates |
| Customer-based intangible assets | Multiple-period excess earnings method | • Estimated future revenues from existing customers<br>• Rates of customer attrition<br>• EBITDA margins<br>• Discount rates<br>• Contributory asset charges |
| Trademark/trade name intangible assets | Relief from royalty method | • Estimated future revenues from acquired trademark/trade name<br>• Economic useful lives (definite vs. indefinite)<br>• Royalty rates that would be paid if licensed from a third-party<br>• Discount rates |
| Property, plant & equipment | Market comparable transactions (real property) and replacement cost, new less economic depreciation (personal property) | • Similarity of subject property to market comparable transactions<br>• Costs of like equipment in new condition<br>• Economic obsolescence rates |
| Inventory | Net realizable value less (i) estimated costs of completion and disposal, and (ii) a reasonable profit allowance for the seller | • Estimated percentage complete (WIP inventory)<br>• Estimated selling prices<br>• Estimated completion and disposal costs<br>• Estimated profit allowance for the seller |
| Contingent consideration | Discounted future cash flows | • Future revenues and/or net earnings<br>• Discount rates |

In selecting techniques and assumptions noted above, we generally engage third-party, independent valuation professionals to assist us in developing the assumptions and applying the valuation techniques to a particular business combination transaction. In particular, the discount rates selected are compared to and evaluated with (i)

the industry weighted-average cost of capital, (ii) the inherent risks associated with each type of asset and (iii) the level and timing of future cash flows appropriately reflecting market participant assumptions.

As noted above, goodwill represents a residual amount of purchase price. However, the primary items that generate goodwill include the value of the synergies between the acquired company and our existing businesses and the value of the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset. Refer to Note 3 for more information regarding business combinations, specifically the items that generated goodwill in our recent acquisitions.

### *Subsequent Measurement of Goodwill*

Goodwill is not amortized but is tested for impairment annually, or more often if impairment indicators are present, at a reporting unit level. Goodwill is tested for impairment via a one-step process by comparing the fair value of goodwill with its carrying value. We recognize an impairment for the amount by which the carrying amount exceeds the fair value. We estimate the fair value of our reporting units based on the income approach utilizing the discounted cash flow method and the market approach utilizing the public company market multiple method. The key techniques and assumptions generally include:

| Valuation Technique | Key Assumptions |
|---|---|
| Discounted future cash flows | • Estimated future revenues<br>• EBITDA margins<br>• Discount rates |
| Market multiple method | • Peer public company group<br>• Financial performance of reporting units relative to peer public company group |

We have determined that we have four reporting units and have allocated goodwill to those reporting units as follows:

| (in millions) | December 31, 2024 | | December 31, 2023 | |
|---|---|---|---|---|
| Carlisle Construction Materials - Commercial Roofing | $ | 848.9 | $ | 848.9 |
| Carlisle Construction Materials - Architectural Metals | | 200.5 | | 59.5 |
| Carlisle Construction Materials - Europe | | 23.8 | | 26.3 |
| Carlisle Weatherproofing Technologies | | 404.8 | | 267.8 |
| Total | $ | 1,478.0 | $ | 1,202.5 |

### *Annual Impairment Test*

We test our goodwill for impairment annually as of November 1. For the November 1, 2024 impairment test, the CCM - Commercial Roofing, CCM - Architectural Metals, CCM - Europe, and CWT reporting units were tested for impairment using a qualitative approach. Under this approach, an entity may assess qualitative factors as well as relevant events and circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The results of our analysis indicated that it is not more likely than not that the fair value of the aforementioned reporting units were less than their carrying values and thus, a quantitative analysis was not performed.

We will continue to closely monitor actual results against expectations and assess whether any significant changes in current events or conditions alter our projections for estimated future cash flows, discount rates and market multiples.

While we believe our conclusions regarding the fair value estimates of our reporting units are appropriate, these estimates are inherently uncertain and involve various judgments and assumptions. Factors influencing these estimates include the growth rate and extent in the markets served by our reporting units, the realization of future sales price and volume increases, fluctuations in exchange rates, fluctuations in price and availability of key raw materials, future operating efficiencies and, with respect to discount rates, volatility in interest rates and the cost of equity.

Refer to Note 11 for more information regarding goodwill.

### *Subsequent Measurement of Indefinite-Lived Intangible Assets*

As discussed above, indefinite-lived intangible assets are recognized and recorded at their acquisition-date fair value. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually, or more

often if impairment indicators are present, at the appropriate unit of account, which is generally the individual asset. Indefinite-lived intangible assets are tested for impairment via a one-step process by comparing the fair value of the intangible asset with its carrying value. We recognize an impairment charge for the amount by which the carrying amount exceeds the intangible asset's fair value. We generally estimate the fair value of our indefinite-lived intangible assets consistent with the techniques noted above using our expectations about future cash flows, discount rates and royalty rates for purposes of the annual test. We monitor for significant changes in those assumptions during interim reporting periods. We also periodically re-assess indefinite-lived intangible assets as to whether their useful lives can be determined, and if so, we would begin amortizing any applicable intangible asset.

*Annual Impairment Test*

We test our indefinite-lived intangible assets for impairment annually as of November 1. For the November 1, 2024 impairment test, all indefinite-lived intangible assets, except for the Henry trade name related to ASP Henry Holdings, Inc., which we acquired in 2021, within the CWT reportable segment, were tested for impairment using the qualitative approach. The results of our analysis indicated that it is not more likely than not that the fair value of the aforementioned indefinite-lived intangible assets were less than their carrying values and thus, a quantitative analysis was not performed over these assets. The Henry trade name was tested for impairment using the quantitative approach described above, resulting in a fair value that substantially exceeded the carrying value.

We will continue to closely monitor actual results against expectations and assess whether any significant changes in current events or conditions alter our projections about future estimated revenues and discount rates. If our expectations of revenues from this trade name do not materialize or if the discount rate increases (based on increases in interest rates, market rates of return or market volatility), we may be required to record intangible asset impairment charges, which may be material.

Refer to Note 11 for more information regarding intangible assets.

***Revenue Recognition***

Revenue is recognized when obligations under the terms of a contract with a customer are satisfied; generally, this occurs with the transfer of control of our products or services. Revenue is measured as the amount of total consideration expected to be received in exchange for transferring goods or providing services. Total expected consideration, in certain cases, is estimated at each reporting period, including interim periods, and is subject to change with variability dependent on future events, such as customer behavior related to future purchase volumes, returns, early payment discounts and other customer allowances. Estimates for rights of return, discounts and rebates to customers, and other adjustments for variable consideration are provided for at the time of sale as a deduction to revenue, based on an analysis of historical experience and actual sales data. Changes in these estimates are reflected as an adjustment to revenue in the period identified. Sales, value added and other taxes collected concurrently with revenue-producing activities are excluded from revenue.

Our critical judgments and estimates associated with revenue recognition primarily related to a group of customer contracts at our CIT business. The profile of these contracts generally included those in which CIT was a contract manufacturer or where CIT entered into an agreement to provide both services (engineering and design) and products resulting from those services and required us to recognize revenue over time, as opposed to a point in time. This required estimates of expected gross margin by customer. While CIT's revenue is no longer disclosed discretely on the consolidated statement of income, it is included in discontinued operations income before income taxes and discretely disclosed in Note 4.

***Income Taxes***

Our income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management's best estimate of current and future taxes to be paid. We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and amounts reported in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations.

We believe that it is more likely than not that the benefit from certain U.S. federal, state and foreign net operating loss, and credit carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $51.7 million on the deferred tax assets related to these carryforwards.

We (1) record unrecognized tax benefits as liabilities in accordance with Accounting Standards Codification 740, *Income Taxes,* and (2) adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

### *Non-GAAP Financial Measures*

### *EBIT, Adjusted EBIT, Adjusted EBITDA and Adjusted EBITDA Margin*

Earnings before interest and taxes ("EBIT"), adjusted EBIT, adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and adjusted EBITDA margin are intended to provide investors and others with information about our performance and our segments' performance without the effect of items that, by their nature, tend to obscure core operating results due to potential variability across periods based on the timing, frequency and magnitude of such items. As a result, management believes that these measures enhance the ability of investors to analyze trends in our business and evaluate our performance relative to similarly-situated companies. This information differs from net income, operating income, and operating margin determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. Our and our segments' EBIT, adjusted EBIT, adjusted EBITDA and adjusted EBITDA margin follows. These non-GAAP financial measures may not be comparable to similarly titled measures reported by other companies.

| | December 31, | |
| --- | --- | --- |
| *(in millions, except percentages)* | 2024 | 2023 |
| Net income (GAAP) | $ 1,311.8 | $ 767.4 |
| Less: income from discontinued operations (GAAP) | 446.7 | 48.5 |
| Income from continuing operations (GAAP) | 865.1 | 718.9 |
| Provision for income taxes | 245.8 | 211.5 |
| Interest expense, net | 73.3 | 75.6 |
| Interest income | (60.3) | (20.1) |
| EBIT | 1,123.9 | 985.9 |
| Exit and disposal, and facility rationalization costs | 2.9 | 7.8 |
| Inventory step-up amortization and transaction costs | 15.0 | 2.0 |
| Impairment charges | — | 1.8 |
| (Gains) losses from acquisitions and disposals | (0.4) | 2.8 |
| Gains from insurance | (5.0) | — |
| Losses from litigation | 2.6 | 1.4 |
| Losses on pension settlement | 21.1 | — |
| Total non-comparable items | 36.2 | 15.8 |
| Adjusted EBIT | 1,160.1 | 1,001.7 |
| Depreciation | 70.2 | 66.3 |
| Amortization | 102.4 | 84.8 |
| Adjusted EBITDA | $ 1,332.7 | $ 1,152.8 |
| Divided by: | | |
| Total revenues | $ 5,003.6 | $ 4,586.9 |
| Adjusted EBITDA margin | 26.6 % | 25.1 % |

| (in millions, except percentages) | Year Ended December 31, 2024 | | |
| --- | --- | --- | --- |
| | CCM | CWT | Corporate and unallocated |
| Operating income (loss) (GAAP) | $ 1,084.3 | $ 173.6 | $ (114.8) |
| Non-operating expense (income), net | 0.8 | (1.3) | 19.7 |
| EBIT | 1,083.5 | 174.9 | (134.5) |
| Exit and disposal, and facility rationalization costs | 1.7 | 1.2 | — |
| Inventory step-up amortization and transaction costs | 1.9 | 2.7 | 10.4 |
| Gains from acquisitions and disposals | — | (0.4) | — |
| Gains from insurance | (5.0) | — | — |
| Losses from litigation | 1.0 | 1.6 | — |
| Losses on pension settlement | — | — | 21.1 |
| Total non-comparable items | (0.4) | 5.1 | 31.5 |
| Adjusted EBIT | 1,083.1 | 180.0 | (103.0) |
| Depreciation | 51.5 | 17.1 | 1.6 |
| Amortization | 29.2 | 71.2 | 2.0 |
| Adjusted EBITDA | $ 1,163.8 | $ 268.3 | $ (99.4) |
| Divided by: | | | |
| Total revenues | $ 3,704.3 | $ 1,299.3 | $ — |
| Adjusted EBITDA margin | 31.4 % | 20.6 % | NM |

| (in millions, except percentages) | Year Ended December 31, 2023 | | |
| --- | --- | --- | --- |
| | CCM | CWT | Corporate and unallocated |
| Operating income (loss) (GAAP) | $ 913.9 | $ 187.9 | $ (119.0) |
| Non-operating (income) expense, net | (0.4) | 0.2 | (2.9) |
| EBIT | 914.3 | 187.7 | (116.1) |
| Exit and disposal, and facility rationalization costs | 5.1 | 2.7 | — |
| Inventory step-up amortization and transaction costs | — | 0.5 | 1.5 |
| Impairment charges | — | 1.8 | — |
| Losses (gains) from acquisitions and disposals | 0.4 | 2.5 | (0.1) |
| Losses (gains) from litigation | — | 1.5 | (0.1) |
| Total non-comparable items | 5.5 | 9.0 | 1.3 |
| Adjusted EBIT | 919.8 | 196.7 | (114.8) |
| Depreciation | 45.0 | 17.5 | 3.8 |
| Amortization | 12.0 | 70.6 | 2.2 |
| Adjusted EBITDA | $ 976.8 | $ 284.8 | $ (108.8) |
| Divided by: | | | |
| Total revenues | $ 3,253.4 | $ 1,333.5 | $ — |
| Adjusted EBITDA margin | 30.0 % | 21.4 % | NM |

## *Outlook*

### *Revenues*

Our expectations for segment revenues in 2025 follows:

| | 2025 Revenues | Primary Drivers |
| --- | --- | --- |
| Carlisle Construction Materials | Mid single-digit growth | • Continued strength in re-roofing<br>• Full year of MTL |
| Carlisle Weatherproofing Technologies | High single-digit growth | • Market share gains<br>• Acquisitions of PFB and ThermaFoam |
| Total Carlisle | Mid single-digit growth | |

*Cash Flows*

Our priorities for the use of cash are to invest in growth and performance improvement opportunities for our existing businesses through capital expenditures, pursue strategic acquisitions that meet our stockholder return criteria, pay dividends to stockholders and return value to stockholders through share repurchases.

Capital expenditures in 2025 are expected to be approximately $150 million. Planned capital expenditures for 2025 include new product and capacity expansion, business sustaining projects and cost reduction efforts.

### *Forward-Looking Statements*

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally use words such as "expect," "foresee," "anticipate," "believe," "project," "should," "estimate," "will," "plans," "intends," "forecast," and similar expressions, and reflect our expectations concerning the future. Such statements are made based on known events and circumstances at the time of publication and, as such, are subject in the future to unforeseen risks and uncertainties. It is possible that our future performance may differ materially from current expectations expressed in these forward-looking statements, due to a variety of factors such as: increasing price and product/service competition by foreign and domestic competitors, including new entrants; technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost-effective basis; our mix of products/services; increases in raw material costs that cannot be recovered in product pricing; domestic and foreign governmental and public policy changes including environmental and industry regulations; the ability of our customers to maintain appropriate labor levels under U.S. immigration laws, policies and practices; the ability to meet our goals relating to our intended reduction of greenhouse gas emissions, including our net zero commitments; threats associated with and efforts to combat terrorism; protection and validity of patent and other intellectual property rights; the identification of strategic acquisition targets and our successful completion of any transaction and integration of our strategic acquisitions; our successful completion of strategic dispositions; the cyclical nature of our businesses; the impact of information technology, cybersecurity, artificial intelligence or data security breaches at our businesses or third parties; the outcome of pending and future litigation and governmental proceedings; the emergence or continuation of widespread health emergencies, including, for example, expectations regarding their impact on our businesses, including on customer demand, supply chains and distribution systems, production, our ability to maintain appropriate labor levels, our ability to ship products to our customers, our future results, or our full-year financial outlook; and the other factors discussed in the reports we file with or furnish to the Securities and Exchange Commission from time to time. In addition, such statements could be affected by general industry and market conditions and growth rates, the condition of the financial and credit markets and general domestic and international economic conditions, including inflation and interest rate and currency exchange rate fluctuations. Further, any conflict in the international arena, including the Russian invasion of Ukraine and war in the Middle East, may adversely affect general market conditions and our future performance. Any forward-looking statement speaks only as of the date on which that statement is made, and we undertake no duty to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which that statement is made, unless otherwise required by law. New factors emerge from time to time and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

### Item 7A.  Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk in the form of changes in interest rates, foreign currency exchange rates and commodity prices for raw materials. We may, from time to time, enter into derivative financial instruments to manage these risks; however, we do not utilize such instruments or contracts for speculative or trading purposes. In the event that we enter into a derivative financial instrument, it is possible that such future dated contracts could no longer serve as a hedge if the projected cash flow does not occur as anticipated at the time of contract initiation.

### *Interest Rate Risk*

We are exposed to interest rate risks as a result of our borrowing and investing activities, which principally includes long-term borrowings used to maintain liquidity and to fund our business operations and capital requirements. We may enter into interest rate swaps from time to time to manage our mix of fixed and variable interest rate debt effectively. We may enter into other interest rate derivatives such as treasury locks or zero cost collars to manage forecasted interest rates associated with bond offerings. As of December 31, 2024 and 2023, there were no interest rate swaps or other derivative instruments in place and, at both dates, all of our long-term debt was fixed-rate and

U.S. Dollar denominated. The Credit Agreement also allows for borrowings of up to $1.0 billion at a variable interest rate. We had no outstanding borrowings under this facility as of December 31, 2024 and 2023. The nature and amount of our long-term debt may vary from time to time as a result of business requirements, market conditions and other factors. We consider the risk to our results of operations from changes in market rates of interest to be minimal as our interest bearing debt instruments are fixed-rate.

### *Foreign Currency Exchange Risk*

A portion of our operating cash flows are denominated in foreign currencies. As such we are exposed to market risk from changes in foreign currency exchange rates. We are primarily exposed to the exchange rates of currencies including the Canadian Dollar, Euro, British Pound and Chinese Renminbi. We continually evaluate our foreign currency exposure based on current market conditions and the locations in which we conduct our business. We manage most of our foreign currency exposure on a consolidated basis, which allows us to net certain exposures and take advantage of natural offsets. In order to mitigate foreign currency risk, we may, from time to time, enter into derivative financial instruments, generally foreign currency forward contracts, to hedge the cash flows related to certain foreign currency denominated sales and purchase transactions expected in the near term and the related recognized trade receivable or payable. The gains and losses on these contracts offset changes in the value of the related exposures. It is our policy to enter into foreign currency derivative financial instruments only to the extent considered necessary to meet the objectives set forth above. We generally do not hedge the risk of foreign currency net investments into U.S. Dollars for financial reporting.

We had foreign exchange contracts with maturities less than one year for instruments that are designated and qualify as an accounting cash flow hedge with an aggregate U.S. Dollar equivalent notional value of $15.9 million and $26.6 million as of December 31, 2024 and 2023, respectively. The gross fair value was $0.9 million and $(0.9) million as of December 31, 2024 and 2023, respectively. The effective portion of changes in the fair value of the contracts is recorded in accumulated other comprehensive loss and is recognized in operating income when the underlying forecasted transaction impacts earnings. We also had foreign exchange contracts with maturities less than one year for instruments that are not designed as a cash flow hedge, but nonetheless are entered into as an economic hedge of certain foreign currency risk with an aggregate U.S. Dollar equivalent notional value of $11.5 million and $56.4 million as of December 31, 2024 and 2023, respectively. The gross fair value was $0.0 million and $(0.6) million as of December 31, 2024 and 2023, respectively. The unrealized gains and losses resulting from these contracts are not significant and are recognized in other non-operating expense, net and partially offset corresponding foreign exchange gains and losses on the underlying items being economically hedged.

The near-term sensitivity of these contracts to changes in foreign currency exchange rates is also minimal as they are scheduled to mature within 12 months. Further, changes in the fair value of these contracts will be offset by changes in the cash flows of the underlying foreign currency denominated sales, purchases, assets and liabilities which the contracts are intended to mitigate (both accounting and economic hedges).

### *Commodity Price Risk*

We continually address the impact of changes in commodity prices on our results of operations and cash flow. Our exposure to changes in commodity prices is principally indirect as we do not directly purchase exchange-traded commodities, but rather purchase raw materials that are a result of further downstream processing (as noted in Item 1 of this Form 10-K), primarily inputs resulting from processing petroleum-based products, chemicals and resins. We generally manage the risk of changes in commodity prices that impact our raw material costs by seeking to (i) offset increased costs through increases in prices, (ii) alter the nature and mix of raw materials used to manufacture our finished goods or (iii) enter into commodity-linked sales or purchase contracts, all to the extent possible based on competitive and other economic factors. We may also from time to time enter into derivative financial instruments to mitigate such impact; however, as of December 31, 2024 and 2023, we had no derivative financial instruments in place.

**Item 8. Financial Statements and Supplementary Data.**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Carlisle Companies Incorporated

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Carlisle Companies Incorporated (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

***Other Intangible Assets, Net – Henry Indefinite-Lived Trade Name — Refer to Notes 1 and 11 to the financial statements***

*Critical Audit Matter Description*

The Company has a trade name related to ASP Henry Holdings, Inc. ("Henry") that is an indefinite-lived intangible asset. As of December 31, 2024, the carrying value of the Henry indefinite-lived trade name is $218.3 million. Management estimates the fair value of its indefinite-lived intangible assets annually on its elected assessment date of November 1, 2024, based on the relief from royalty method which is an income approach utilizing the discounted cash flow method. The determination of the fair value requires management to make significant estimates and assumptions related to forecasts of future trade name revenues, royalty rates that would be paid if licensed from a third-party, and discount rates to estimate the net present value of trade name revenues. Changes in these assumptions could have a significant impact on the fair value of the Henry trade name and a significant change in fair value could cause an impairment.

Given the determination of the fair value of the Henry trade name requires management to make significant estimates and assumptions relating to the forecasts of Henry trade name revenues and the selection of the royalty and discount rates, performing audit procedures to evaluate the reasonableness of such estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the forecasts of future Henry trade name revenues and selection of the royalty and discount rates for the Henry trade name included the following, among others:

- We tested the effectiveness of controls over management's intangible asset impairment evaluation, including those over the determination of the fair value of the Henry trade name, such as controls related to management's forecasts of Henry trade name revenues and selection of the royalty and discount rates.

- We evaluated management's ability to accurately forecast future Henry trade name revenues by comparing actual Henry trade name revenues to management's historical forecasts.

- We evaluated the reasonableness of management's forecasts of future Henry trade name revenues by:

  ◦ Comparing management's forecasts with:

    ▪ Historical revenues.

    ▪ Internal communications to management.

    ▪ Forecasted information included in industry reports of the Company and selected companies in its peer group.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the royalty and discount rates by:

  ◦ Testing the source information underlying the determination of the royalty and discount rates and the mathematical accuracy of the calculation.

  ◦ Developing a range of independent estimates and comparing those to the royalty and discount rates selected by management.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
February 14, 2025

We have served as the Company's auditor since 2017.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Carlisle Companies Incorporated

## Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Carlisle Companies Incorporated (the "Company") as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 14, 2025, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at MTL Holdings LLC ("MTL"), which was acquired on May 1, 2024 and whose financial statements constitute approximately 8% of total assets and 2% of revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2024, and PFB Holdco ("PFB"), which was acquired on December 18, 2024 and whose financial statements constitute approximately 6% of total assets and less than 1% of revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2024. Accordingly, our audit did not include the internal control over financial reporting of MTL and PFB.

## Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
February 14, 2025

# Carlisle Companies Incorporated
## Consolidated Statements of Income and Comprehensive Income

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| (in millions, except per share amounts) | | **2024** | | **2023** | | **2022** |
| Revenues | $ | 5,003.6 | $ | 4,586.9 | $ | 5,449.4 |
| | | | | | | |
| Cost of goods sold | | 3,115.9 | | 2,952.7 | | 3,583.4 |
| Selling and administrative expenses | | 722.8 | | 625.2 | | 623.5 |
| Research and development expenses | | 35.4 | | 28.7 | | 19.0 |
| Other operating (income) expense, net | | (13.6) | | (2.5) | | 18.7 |
| Operating income | | 1,143.1 | | 982.8 | | 1,204.8 |
| Interest expense, net | | 73.3 | | 75.6 | | 85.9 |
| Interest income | | (60.3) | | (20.1) | | (6.8) |
| Other non-operating expense (income), net | | 19.2 | | (3.1) | | 2.0 |
| Income from continuing operations before income taxes | | 1,110.9 | | 930.4 | | 1,123.7 |
| Provision for income taxes | | 245.8 | | 211.5 | | 265.7 |
| Income from continuing operations | | 865.1 | | 718.9 | | 858.0 |
| | | | | | | |
| Discontinued operations: | | | | | | |
| Income before income taxes | | 480.3 | | 21.7 | | 66.6 |
| Provision for (benefit from) income taxes | | 33.6 | | (26.8) | | 0.6 |
| Income from discontinued operations | | 446.7 | | 48.5 | | 66.0 |
| Net income | $ | 1,311.8 | $ | 767.4 | $ | 924.0 |
| | | | | | | |
| Basic earnings per share attributable to common shares: | | | | | | |
| Income from continuing operations | $ | 18.58 | $ | 14.38 | $ | 16.53 |
| Income from discontinued operations | | 9.59 | | 0.97 | | 1.27 |
| Basic earnings per share | $ | 28.17 | $ | 15.35 | $ | 17.80 |
| | | | | | | |
| Diluted earnings per share attributable to common shares: | | | | | | |
| Income from continuing operations | $ | 18.34 | $ | 14.22 | $ | 16.30 |
| Income from discontinued operations | | 9.48 | | 0.96 | | 1.26 |
| Diluted earnings per share | $ | 27.82 | $ | 15.18 | $ | 17.56 |
| | | | | | | |
| Average shares outstanding: | | | | | | |
| Basic | | 46.5 | | 49.9 | | 51.8 |
| Diluted | | 47.1 | | 50.4 | | 52.5 |
| | | | | | | |
| Comprehensive income: | | | | | | |
| Net income | $ | 1,311.8 | $ | 767.4 | $ | 924.0 |
| Other comprehensive income (loss): | | | | | | |
| Foreign currency (losses) gains | | (22.9) | | 46.1 | | (50.4) |
| Amortization of unrecognized net periodic benefit costs, net of tax | | 20.7 | | (1.3) | | (1.8) |
| Other, net of tax | | 3.2 | | 1.9 | | (0.4) |
| Other comprehensive income (loss) | | 1.0 | | 46.7 | | (52.6) |
| Comprehensive income | $ | 1,312.8 | $ | 814.1 | $ | 871.4 |

See accompanying Notes to Consolidated Financial Statements

# Carlisle Companies Incorporated
## Consolidated Balance Sheets

| (in millions, except par values) | | December 31, 2024 | | December 31, 2023 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 753.5 | $ | 576.7 |
| Receivables, net | | 579.7 | | 615.3 |
| Inventories, net | | 472.7 | | 361.7 |
| Prepaid expenses | | 26.9 | | 21.2 |
| Other current assets | | 93.5 | | 107.6 |
| Assets held for sale | | — | | 1,725.6 |
| Total current assets | | 1,926.3 | | 3,408.1 |
| | | | | |
| Property, plant and equipment, net | | 711.8 | | 655.2 |
| Goodwill | | 1,478.0 | | 1,202.5 |
| Other intangible assets, net | | 1,504.9 | | 1,252.9 |
| Other long-term assets | | 195.6 | | 101.3 |
| Total assets | $ | 5,816.6 | $ | 6,620.0 |
| | | | | |
| **LIABILITIES AND EQUITY** | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | 261.1 | $ | 245.5 |
| Accrued and other current liabilities | | 373.2 | | 292.9 |
| Current portion of debt | | 3.2 | | 402.7 |
| Contract liabilities | | 28.3 | | 26.4 |
| Liabilities held for sale | | — | | 218.8 |
| Total current liabilities | | 665.8 | | 1,186.3 |
| | | | | |
| Long-term liabilities: | | | | |
| Long-term debt, less current portion | | 1,887.4 | | 1,886.7 |
| Contract liabilities | | 322.2 | | 297.6 |
| Other long-term liabilities | | 477.9 | | 420.4 |
| Total long-term liabilities | | 2,687.5 | | 2,604.7 |
| | | | | |
| Stockholders' equity: | | | | |
| Preferred stock, $1 par value per share (5.0 shares authorized and unissued) | | — | | — |
| Common stock, $1 par value per share (200.0 shares authorized; 44.4 and 47.7 shares outstanding, respectively) | | 78.7 | | 78.7 |
| Additional paid-in capital | | 589.0 | | 553.8 |
| Treasury shares, at cost (34.2 and 30.9 shares, respectively) | | (4,867.4) | | (3,326.4) |
| Accumulated other comprehensive loss | | (110.1) | | (111.1) |
| Retained earnings | | 6,773.1 | | 5,634.0 |
| Total stockholders' equity | | 2,463.3 | | 2,829.0 |
| Total liabilities and equity | $ | 5,816.6 | $ | 6,620.0 |

See accompanying Notes to Consolidated Financial Statements

# Carlisle Companies Incorporated
## Consolidated Statements of Cash Flows

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| **Operating activities:** | | | |
| Net income | $ 1,311.8 | $ 767.4 | $ 924.0 |
| Reconciliation of net income to cash flows provided by operating activities: | | | |
| Depreciation | 70.2 | 84.3 | 96.7 |
| Amortization | 102.4 | 120.4 | 154.6 |
| Lease expense | 26.6 | 28.7 | 27.9 |
| Stock-based compensation | 30.1 | 41.5 | 31.2 |
| Deferred taxes | (60.1) | (71.7) | (33.3) |
| (Gain) loss on sale of discontinued operations | (454.4) | 82.5 | (7.0) |
| Other operating activities, net | 29.4 | 28.8 | 46.2 |
| Changes in assets and liabilities, excluding effects of acquisitions: | | | |
| Receivables | 69.6 | 1.5 | (25.9) |
| Inventories | (103.7) | 158.0 | (165.2) |
| Contract assets | 10.3 | 13.7 | (18.9) |
| Prepaid expenses and other assets | (16.8) | (24.7) | 21.6 |
| Accounts payable | (4.1) | (27.0) | (60.5) |
| Accrued and other current liabilities | 14.5 | (10.1) | 20.0 |
| Contract liabilities | 25.9 | 23.4 | 27.4 |
| Other long-term liabilities | (21.4) | (15.4) | (37.9) |
| Net cash provided by operating activities | 1,030.3 | 1,201.3 | 1,000.9 |
| | | | |
| **Investing activities:** | | | |
| Proceeds from sale of discontinued operations, net of cash disposed | 1,998.0 | 510.6 | 132.0 |
| Capital expenditures | (113.3) | (142.2) | (183.5) |
| Acquisitions, net of cash acquired | (676.9) | (36.1) | (24.7) |
| Investment in securities | 20.8 | 1.1 | 10.3 |
| Other investing activities, net | 1.0 | 19.0 | 4.8 |
| Net cash provided by (used in) investing activities | 1,229.6 | 352.4 | (61.1) |
| | | | |
| **Financing activities:** | | | |
| Repayments of notes | (400.0) | (300.0) | (350.0) |
| Borrowings from revolving credit facility | 22.0 | 84.0 | — |
| Repayments of revolving credit facility | (22.0) | (84.0) | — |
| Repurchases of common stock | (1,585.9) | (900.0) | (400.0) |
| Dividends paid | (172.4) | (160.3) | (134.4) |
| Proceeds from exercise of stock options | 80.2 | 25.7 | 40.4 |
| Withholding tax paid related to stock-based compensation | (18.1) | (11.7) | (14.7) |
| Other financing activities, net | (14.0) | (3.4) | (3.3) |
| Net cash (used in) provided by financing activities | (2,110.2) | (1,349.7) | (862.0) |
| | | | |
| Effect of foreign currency exchange rate changes on cash and cash equivalents | (1.7) | 1.5 | (2.2) |
| Change in cash and cash equivalents | 148.0 | 205.5 | 75.6 |
| Less: change in cash and cash equivalents of discontinued operations | (28.8) | (6.4) | 9.9 |
| Cash and cash equivalents at beginning of period | 576.7 | 364.8 | 299.1 |
| Cash and cash equivalents at end of period | $ 753.5 | $ 576.7 | $ 364.8 |

See accompanying Notes to Consolidated Financial Statements

**Carlisle Companies Incorporated**
**Consolidated Statements of Stockholders' Equity**

| (in millions, except per share amounts) | Common Stock | | Additional Paid-In Capital | Accumulated Other Comprehensive Loss | Retained Earnings | Treasury Shares | | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares Outstanding | Amount | | | | Shares | Cost | |
| Balance as of January 1, 2022 | 52.0 | $ 78.7 | $ 481.5 | $ (105.2) | $ 4,237.7 | 26.4 | $ (2,063.2) | $ 2,629.5 |
| Net income | — | — | — | — | 924.0 | — | — | 924.0 |
| Other comprehensive income, net of tax | — | — | — | (52.6) | — | — | — | (52.6) |
| Dividends - $2.58 per share | — | — | — | — | (134.6) | — | — | (134.6) |
| Repurchases of common stock(2) | (1.6) | — | — | — | — | 1.6 | (400.0) | (400.0) |
| Issuances and deferrals, net for stock-based compensation(1) | 0.5 | — | 31.1 | — | — | (0.5) | 27.0 | 58.1 |
| Balance as of December 31, 2022 | 50.9 | $ 78.7 | $ 512.6 | $ (157.8) | $ 5,027.1 | 27.5 | $ (2,436.2) | $ 3,024.4 |
| Net income | — | — | — | — | 767.4 | — | — | 767.4 |
| Other comprehensive loss, net of tax | — | — | — | 46.7 | — | — | — | 46.7 |
| Dividends - $3.20 per share | — | — | — | — | (160.5) | — | — | (160.5) |
| Repurchases of common stock(2) | (3.5) | — | — | — | — | 3.5 | (908.3) | (908.3) |
| Issuances and deferrals, net for stock-based compensation(1) | 0.3 | — | 41.2 | — | — | (0.1) | 18.1 | 59.3 |
| Balance as of December 31, 2023 | 47.7 | $ 78.7 | $ 553.8 | $ (111.1) | $ 5,634.0 | 30.9 | $ (3,326.4) | $ 2,829.0 |
| Net income | — | — | — | — | 1,311.8 | — | — | 1,311.8 |
| Other comprehensive loss, net of tax | — | — | — | 1.0 | — | — | — | 1.0 |
| Dividends - $3.70 per share | — | — | — | — | (172.7) | — | — | (172.7) |
| Repurchases of common stock(2) | (3.9) | — | — | — | — | 3.9 | (1,599.5) | (1,599.5) |
| Issuances and deferrals, net for stock-based compensation(1) | 0.6 | — | 35.2 | — | — | (0.6) | 58.5 | 93.7 |
| Balance as of December 31, 2024 | 44.4 | $ 78.7 | $ 589.0 | $ (110.1) | $ 6,773.1 | 34.2 | $ (4,867.4) | $ 2,463.3 |

(1) Issuances and deferrals, net for stock-based compensation reflects share activity related to option exercises, net of tax, restricted and performance shares vested, and net issuances and deferrals associated with deferred compensation equity.

(2) Repurchases of common stock reflects share activity related to share repurchases and excise taxes on share repurchases.

See accompanying Notes to Consolidated Financial Statements

35

## Notes to Consolidated Financial Statements

## Note 1—Summary of Accounting Policies

### *Nature of Business*

Carlisle Companies Incorporated, its wholly owned subsidiaries and their subsidiaries, referred to herein as the "Company" or "Carlisle," is a manufacturer and supplier of innovative building envelope products and solutions for more energy-efficient buildings. Through its building products businesses, Carlisle Construction Materials ("CCM") and Carlisle Weatherproofing Technologies ("CWT"), and family of leading brands, Carlisle delivers innovative, labor-reducing and environmentally responsible products and solutions to customers through the Carlisle Experience.

### *Basis of Presentation*

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and accounts have been eliminated. The Company reclassified certain prior periods' amounts to conform with the current presentation of the Consolidated Statements of Stockholders' Equity to present the cost of excise taxes on share repurchases within repurchases of common stock instead of issuances and deferrals, net for stock-based compensation. The Company reclassified certain prior periods' amounts to conform with the current presentation of the revenues by geographic area in Note 2—Segment Information to aggregate the Asia and Middle East revenues into other, and aggregate the Africa revenues into other. The Company reclassified certain prior periods' amounts to conform with the current presentation of the rate reconciliation in Note 9—Income Taxes to aggregate the change in unrecognized tax benefit into other, net and reclassify tax credits from other, net to a separately disclosed line item.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Foreign Currency Matters*

The functional currency of the Company's subsidiaries outside the United States of America ("United States" or "U.S.") is the currency of the primary economic environment in which the subsidiary operates. Assets and liabilities of these operations are translated to the U.S. Dollar at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of stockholders' equity in accumulated other comprehensive loss. Gains and losses from foreign currency transactions and from the remeasurement of monetary assets and liabilities and associated income statement activity of foreign subsidiaries where the functional currency is the U.S. Dollar and the records are maintained in the local currency are included in other non-operating expense (income), net.

### *Discontinued Operations*

The results of operations for the Company's Carlisle Fluid Technologies ("CFT") and Carlisle Interconnect Technologies ("CIT") businesses have been reclassified as discontinued operations for all periods presented in the Consolidated Statements of Income. Assets and liabilities subject to the sale of CIT have been reclassified as held for sale for the prior period presented in the Consolidated Balance Sheets.

Refer to Note 4 for additional information.

### *Revenue Recognition*

Revenue is recognized when obligations under the terms of a contract with a customer are satisfied; generally, this occurs with the transfer of control of the Company's products or services. Revenue is measured as the amount of total consideration expected to be received in exchange for transferring goods or providing services. Total expected consideration, in certain cases, is estimated at each reporting period, including interim periods, and is subject to change with variability dependent on future events, such as customer behavior related to future purchase volumes,

returns, early payment discounts and other customer allowances. Estimates for rights of return, discounts and rebates to customers and other adjustments for variable consideration are provided for at the time of sale as a deduction to revenue, based on an analysis of historical experience and actual sales data. Changes in these estimates are reflected as an adjustment to revenue in the period identified. Sales, value added and other taxes collected concurrently with revenue-producing activities are excluded from revenue.

The Company receives payment at the inception of the contract for separately priced extended service warranties, and revenue is deferred and recognized on a straight-line basis over the life of the contracts. The term of these warranties ranges from five to 40 years. The weighted-average life of the contracts as of December 31, 2024, is approximately 20 years.

Refer to Note 6 for further information on revenue recognition.

### Costs to Obtain a Contract

Costs to obtain a contract are recognized as expenses as incurred, as the amortization period of these costs would be one year or less. These costs generally include sales commissions and are included in selling and administrative expenses.

### Shipping and Handling Costs

Costs incurred to physically transfer product to customer locations are recorded as a component of cost of goods sold. Charges passed on to customers are included in revenues.

### Other Non-operating Expense (Income), net

Other non-operating expense (income), net primarily includes foreign currency exchange (gains) losses, (gains) losses on pension settlements, (gains) losses from Rabbi Trust investments and (gains) losses on sales of a business.

### Stock-Based Compensation

The Company accounts for stock-based compensation using the fair-value method. For equity-classified awards, the cost is measured at the grant date based on the fair value of the award, and is recognized as compensation cost over the requisite service period. This requisite service period typically matches the award's stated vesting period but may be shorter if the award fully vests upon the employee's retirement or termination from the Company. The Company recognizes compensation cost for awards that have graded vesting features under the graded vesting method, which considers each separately vesting tranche as though they were, in substance, a separate award. The Company also accounts for forfeitures of stock-based awards as they occur.

Refer to Note 7 for additional information regarding stock-based compensation.

### Income Taxes

Income taxes include an estimate of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Refer to Note 8 for further information regarding income taxes.

### Cash Equivalents

Highly liquid investments with a maturity of three months or less when acquired are considered cash equivalents.

### Receivables and Allowance for Credit Losses

Receivables are stated at amortized cost, net of allowances for credit losses. The Company regularly evaluates the creditworthiness of its customers by reviewing their credit information. This assessment determines if any events have occurred subsequent to revenue recognition that indicate the receivable might be realized at an amount less than that recognized at the time of sale. Credit loss estimates are based on historical losses, current economic

conditions, geographic considerations, and in some cases, assessments of specific customer accounts for potential risk of loss.

Changes in the Company's allowance for credit losses by segment follows:

| (in millions) | CCM | | CWT | | Total | |
|---|---|---|---|---|---|---|
| Balance as of December 31, 2022 | $ | 2.4 | $ | 2.6 | $ | 5.0 |
| Current period provision | | 0.1 | | (0.4) | | (0.3) |
| Amounts written off | | (0.2) | | (0.6) | | (0.8) |
| Balance as of December 31, 2023 | $ | 2.3 | $ | 1.6 | $ | 3.9 |
| Current period provision | | 0.5 | | 0.5 | | 1.0 |
| Amounts acquired | | 0.1 | | 0.2 | | 0.3 |
| Amounts written off | | (0.4) | | (0.1) | | (0.5) |
| Balance as of December 31, 2024 | $ | 2.5 | $ | 2.2 | $ | 4.7 |

### *Inventories*

Inventories are valued at the lower of cost and net realizable value, with cost determined primarily on an average cost basis. Cost of inventories includes raw materials, direct and indirect labor, and manufacturing overhead. Manufacturing overhead includes materials; depreciation and amortization related to property, plant and equipment and other intangible assets used directly and indirectly in the acquisition and production of inventory; and costs related to the Company's distribution network such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other such costs associated with preparing the Company's products for sale.

Refer to Note 9 for further information regarding inventories.

### *Property, Plant and Equipment*

Property, plant and equipment are stated at cost including interest costs associated with qualifying capital additions. Costs allocated to property, plant and equipment of acquired companies are based on estimated fair value at the date of acquisition. Depreciation is principally computed on a straight-line basis over the estimated useful lives of the assets. Asset lives are generally 20 to 40 years for buildings, five to 15 years for machinery and equipment and two to 20 years for leasehold improvements. Leasehold improvements are amortized based on the shorter of the underlying lease term or the asset's estimated useful life.

Refer to Note 10 for further information regarding property, plant and equipment.

### *Valuation of Long-Lived Assets*

Long-lived assets or asset groups, including amortizable intangible assets, are tested for impairment whenever events or circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The Company groups its long-lived assets classified as held and used at the lowest level for which identifiable cash flows are largely independent of the cash flows from other assets and liabilities for purposes of testing for impairment. The Company's asset groupings vary based on the related business in which the long-lived assets are employed and the interrelationship between those long-lived assets in producing net cash flows; for example, multiple manufacturing facilities may work in concert with one another or may work on a stand-alone basis to produce net cash flows. The Company utilizes its long-lived assets in multiple industries and economic environments and its asset groupings reflect these various factors.

The Company monitors the operating and cash flow results of its long-lived assets or asset groups classified as held and used to identify whether events and circumstances indicate the remaining useful lives of those assets should be adjusted or if the carrying value of those assets or asset groups may not be recoverable. Undiscounted estimated future cash flows are compared with the carrying value of the long-lived asset or asset group in the event indicators of impairment are identified. If the undiscounted estimated future cash flows are less than the carrying amount, the Company determines the fair value of the asset or asset group and records an impairment charge in current earnings to the extent carrying value exceeds fair value. Fair values may be determined based on estimated discounted cash flows by prices for like or similar assets in similar markets or a combination of both.

Long-lived assets or asset groups that are part of a disposal group that meets the criteria to be classified as held for sale are not assessed for impairment, but rather a loss is recorded against the disposal group if fair value, less cost to sell, of the disposal group is less than its carrying value.

## *Goodwill and Other Intangible Assets*

Goodwill is not amortized but is tested for impairment annually, or more often if impairment indicators are present, at a reporting unit level by comparing the fair value of the reporting unit with its carrying value. The Company's annual testing date for goodwill is November 1. The Company determined it had four reporting units within its two reportable segments. As noted earlier, the CIT business and its corresponding reporting unit has been reclassified as held for sale for the prior period.

Intangible assets are recognized and recorded at their acquisition date fair values. Intangible assets that are subject to amortization are amortized on a straight-line basis over their useful lives. Definite-lived intangible assets consist primarily of acquired customer relationships, patents and technology, and certain trade names. The Company determines the useful life of its definite-lived intangible assets based on multiple factors including the size and make-up of the acquired customer base, the expected dissipation of those customers over time, the Company's own experience in the particular industry, the impact of known trends such as technological obsolescence and product demand and the period over which expected cash flows are used to measure the fair value of the intangible asset at acquisition. The Company periodically re-assesses the useful lives of its definite-lived intangible assets when events or circumstances indicate that useful lives have significantly changed from the previous estimate.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually, or more often if impairment indicators are present, by comparing the fair value of the intangible asset with its carrying value. The Company's annual testing date for indefinite-lived intangible assets is November 1. The Company periodically re-assesses indefinite-lived intangible assets as to whether their useful lives can be determined and, if so, begins amortizing any applicable intangible asset.

Refer to Note 11 for additional information regarding goodwill and other intangible assets.

## *Extended Product Warranty Reserves*

The Company offers extended warranty contracts on sales of certain products; the most significant being those offered on its installed roofing and weatherproofing systems. Current costs of services performed under these contracts are expensed as incurred and included in cost of goods sold. The Company would record a reserve within accrued expenses if the total expected costs of providing services at a product line level exceed unamortized deferred revenues. Total expected costs of providing extended product warranty services are actuarially determined using standard quantitative measures based on historical claims experience and management judgment.

Refer to Note 6 and Note 12 for additional information regarding deferred revenue and extended product warranties.

## *Pension*

The Company maintains defined benefit pension plans primarily for certain domestic employees. The annual net periodic benefit cost and projected benefit obligations related to these plans are determined on an actuarial basis annually on December 31, unless a remeasurement event occurs in an interim period. This determination requires assumptions to be made concerning general economic conditions (particularly interest rates), expected return on plan assets, increases to compensation levels and mortality rate trends. Changes in the assumptions to reflect actual experience can result in a change in the net periodic benefit cost and projected benefit obligations.

The defined benefit pension plans' assets are measured at fair value annually on December 31, unless a remeasurement event occurs in an interim period. The Company uses the market related valuation method to determine the value of plan assets for purposes of determining the expected return on plan assets component of net periodic benefit cost. The market related valuation method recognizes the change of the fair value of the plan assets over five years. If actual experience differs from these long-term assumptions, the difference is recorded as an actuarial gain (loss) and amortized into earnings over a period of time based on the average future service period, which may cause the expense related to providing these benefits to increase or decrease.

Refer to Note 14 for additional information regarding these plans and the associated plan assets.

## *Leases*

The Company determines if an arrangement is a lease at inception by evaluating if the asset is explicitly or implicitly identified or distinct, if the Company will receive substantially all of the economic benefit or if the lessor has an economic benefit and the ability to substitute the asset.

Right-of-use assets ("ROU assets") represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date of the lease, measured based on the present value of fixed and known lease payments over the lease term, and recorded in other long-term assets, accrued and other current liabilities, and other long-term liabilities. Variable payments are not included in the ROU asset or lease liability and can vary from period to period based on the use of an asset during the period or the Company's proportionate share of common costs. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense for these leases is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease components and non-lease components. The Company has elected to apply the practical expedient to account for these components as a single lease component, for all classes of underlying assets.

Refer to Note 16 for additional information regarding leases.

## *Contingencies and Insurance Recoveries*

The Company is exposed to losses related to various potential claims related to its employee obligations and other matters in the normal course of business, including commercial, employee, environmental or other regulatory claims. The Company records a liability related to such potential claims, both those reported to the Company and incurred but not yet reported, when probable and reasonably estimable. The Company expenses legal defense costs related to such matters as incurred.

The Company maintains occurrence-based insurance contracts related to certain contingent losses, primarily workers' compensation, medical and dental, general liability, property, and product liability claims up to applicable retention limits as part of its risk management strategy. The Company records a recovery under these insurance contracts when such recovery is deemed probable. Insurance proceeds in excess of realized losses are gain contingencies and not recorded until realized.

Refer to Note 16 for additional information regarding contingencies and insurance recoveries.

## *Derivative Instruments and Hedge Accounting*

From time to time, the Company may enter into derivative financial instruments to hedge various risks to cash flows or the fair value of recognized assets and liabilities, including those arising from fluctuations in foreign currencies, interest rates and commodities. The Company recognizes these instruments at the time they are entered into and measures them at fair value. For instruments that are designated and qualify as cash flow hedges under GAAP, the changes in fair value period-to-period, less any excluded components, are classified in accumulated other comprehensive loss, until the underlying transaction being hedged impacts earnings. The excluded components are recorded in current period income (loss). For those instruments that are designated and qualify as fair value hedges under GAAP, the changes in fair value period-to-period of both the derivative instrument and underlying hedged item are recognized currently in earnings. For those instruments not designated or those that do not qualify as hedges under GAAP, the changes in fair value period-to-period are classified immediately in current period income, within other non-operating expense (income), net.

Refer to Note 17 for a description of the Company's current derivative instrument and hedging activities.

### New Accounting Standards Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which is intended to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. The Company adopted ASU 2023-07 effective January 1, 2024 using a retrospective approach to all prior periods presented. The adoption of this standard did not require an implementation adjustment and did not impact the Company's consolidated net income or cash flows. Refer to Note 2 for updated disclosures.

### New Accounting Standards Issued But Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), which is intended to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments which are intended to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for the Company beginning January 1, 2025 and allows the use of a prospective or retrospective approach. The Company plans to adopt the standard on January 1, 2025 and is evaluating the impact of the adoption on the Consolidated Financial Statements but does not anticipate that adoption of the standard will have a material impact.

In November 2024, the FASB issued ASU 2024-03, *Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"), which is intended to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development). ASU 2024-03 is effective for the Company's fiscal year beginning January 1, 2027 and allows the use of a prospective or retrospective approach. The Company plans to adopt the standard on January 1, 2027 and has not yet determined the potential impact.

### Note 2—Segment Information

The Company reports its results of operations through two segments, each of which represents a reportable segment as follows:

**Carlisle Construction Materials ("CCM")**—this segment produces a complete line of premium single-ply roofing products and warranted roof systems and accessories for the commercial building industry, including ethylene propylene diene monomer ("EPDM"), thermoplastic polyolefin ("TPO") and polyvinyl chloride ("PVC") membrane, polyiso insulation, and engineered metal roofing and wall panel systems for commercial and residential buildings.

**Carlisle Weatherproofing Technologies ("CWT")**—this segment produces building envelope solutions that effectively drive energy efficiency and sustainability in commercial and residential applications. Products include high-performance waterproofing and moisture protection products, protective roofing underlayments, fully integrated liquid and sheet applied air/vapor barriers, sealants/primers and flashing systems, roof coatings and mastics, spray polyurethane foam and coating systems for a wide variety of thermal protection applications and other premium polyurethane products, block-molded expanded polystyrene insulation, engineered products for HVAC applications, and premium products for a variety of industrial and surfacing applications.

Carlisle's chief operating decision maker ("CODM") is its Chief Executive Officer. The CODM uses segment operating income in the annual budget and forecasting process. The CODM considers forecast-to-actual variances on a quarterly basis when making decisions about the allocation of operating and capital resources to each segment. The CODM also uses operating income to assess the performance of each segment and determine the compensation of certain employees.

Summary financial information, including significant expenses, by reportable segment follows:

| (in millions) | Year ended December, 31 2024 | | |
| --- | --- | --- | --- |
| | **CCM** | **CWT** | **Total** |
| Revenue | $ 3,704.3 | $ 1,299.3 | $ 5,003.6 |
| | | | |
| Cost of goods sold | 2,239.0 | 873.1 | 3,112.1 |
| Selling and administrative expenses | 362.7 | 238.2 | 600.9 |
| Research and development expenses | 23.7 | 11.7 | 35.4 |
| Other operating (income) expense, net[1] | (5.4) | 2.7 | (2.7) |
| Segment operating income | 1,084.3 | 173.6 | 1,257.9 |
| Corporate and unallocated operating expense | | | 114.8 |
| Interest expense, net | | | 73.3 |
| Interest income | | | (60.3) |
| Other non-operating expense | | | 19.2 |
| Income from continuing operations before income taxes | | | $ 1,110.9 |

[1] Primarily relates to lease terminations, insurance settlements, and litigation settlements.

| (in millions) | Year ended December 31, 2023 | | |
| --- | --- | --- | --- |
| | **CCM** | **CWT** | **Total** |
| Revenue | $ 3,253.4 | $ 1,333.5 | $ 4,586.9 |
| | | | |
| Cost of goods sold | 2,035.4 | 910.2 | 2,945.6 |
| Selling and administrative expenses | 287.3 | 219.6 | 506.9 |
| Research and development expenses | 18.0 | 10.7 | 28.7 |
| Other operating (income) expense, net[1] | (1.2) | 5.1 | 3.9 |
| Segment operating income | 913.9 | 187.9 | 1,101.8 |
| Corporate and unallocated operating expense | | | 119.0 |
| Interest expense, net | | | 75.6 |
| Interest income | | | (20.1) |
| Other non-operating income | | | (3.1) |
| Income from continuing operations before income taxes | | | $ 930.4 |

[1] Primarily relates to (gain)/loss on sale of fixed assets, litigation settlements, and fixed asset impairments.

| (in millions) | Year ended December 31, 2022 | | |
| --- | --- | --- | --- |
| | **CCM** | **CWT** | **Total** |
| Revenue | $ 3,885.2 | $ 1,564.2 | $ 5,449.4 |
| | | | |
| Cost of goods sold | 2,403.5 | 1,181.0 | 3,584.5 |
| Selling and administrative expenses | 296.6 | 221.4 | 518.0 |
| Research and development expenses | 11.2 | 7.8 | 19.0 |
| Other operating (income) expense, net[1] | (1.1) | 25.4 | 24.3 |
| Segment operating income | 1,175.0 | 128.6 | 1,303.6 |
| Corporate and unallocated operating expense | | | 98.8 |
| Interest expense, net | | | 85.9 |
| Interest income | | | (6.8) |
| Other non-operating expense | | | 2.0 |
| Income from continuing operations before income taxes | | | $ 1,123.7 |

[1] Primarily relates to fixed asset and intangible asset impairments.

Other financial information by reportable segment follows:

| (in millions) | Depreciation and Amortization | | Capital Expenditures | |
|---|---:|---|---:|---|
| **2024** | | | | |
| Carlisle Construction Materials | $ | 80.7 | $ | 65.5 |
| Carlisle Weatherproofing Technologies | | 88.3 | | 35.4 |
| Segment Total | | 169.0 | | 100.9 |
| Corporate and unallocated | | 3.6 | | — |
| Total | $ | 172.6 | $ | 100.9 |
| **2023** | | | | |
| Carlisle Construction Materials | $ | 57.0 | $ | 84.5 |
| Carlisle Weatherproofing Technologies | | 88.1 | | 26.0 |
| Segment Total | | 145.1 | | 110.5 |
| Corporate and unallocated | | 6.0 | | 0.3 |
| Total | $ | 151.1 | $ | 110.8 |
| **2022** | | | | |
| Carlisle Construction Materials | $ | 55.6 | $ | 135.1 |
| Carlisle Weatherproofing Technologies | | 97.1 | | 21.6 |
| Segment Total | | 152.7 | | 156.7 |
| Corporate and unallocated | | 5.9 | | 2.1 |
| Total | $ | 158.6 | $ | 158.8 |

The Company does not report total assets by segment as this is not a metric used by the CODM to allocate resources or evaluate segment performance.

*Geographic Area Information*

Long-lived assets, excluding deferred tax assets and intangible assets, by region follows:

| (in millions) | December 31, 2024 | | December 31, 2023 | |
|---|---:|---|---:|---|
| United States | $ | 754.6 | $ | 654.8 |
| International: | | | | |
| Europe | | 74.9 | | 79.6 |
| Other | | 71.9 | | 21.3 |
| Total long-lived assets | $ | 901.4 | $ | 755.7 |

A summary of revenues based on the country to which the product was delivered and reconciliation of disaggregated revenue by segment follows:

| (in millions) | 2024 | | | | | |
|---|---:|---|---:|---|---:|---|
| | CCM | | CWT | | Total | |
| United States | $ | 3,373.7 | $ | 1,153.5 | $ | 4,527.2 |
| International: | | | | | | |
| Europe | | 217.3 | | 20.5 | | 237.8 |
| North America (excluding U.S.) | | 85.0 | | 109.7 | | 194.7 |
| Other | | 28.3 | | 15.6 | | 43.9 |
| Total international | | 330.6 | | 145.8 | | 476.4 |
| Total revenues | $ | 3,704.3 | $ | 1,299.3 | $ | 5,003.6 |

| (in millions) | 2023 | | |
| --- | --- | --- | --- |
| | CCM | CWT | Total |
| United States | $ 2,949.3 | $ 1,180.8 | $ 4,130.1 |
| International: | | | |
| Europe | 192.7 | 19.1 | 211.8 |
| North America (excluding U.S.) | 85.4 | 112.6 | 198.0 |
| Other | 26.0 | 21.0 | 47.0 |
| Total international | 304.1 | 152.7 | 456.8 |
| Total revenues | $ 3,253.4 | $ 1,333.5 | $ 4,586.9 |

| (in millions) | 2022 | | |
| --- | --- | --- | --- |
| | CCM | CWT | Total |
| United States | $ 3,526.2 | $ 1,397.8 | $ 4,924.0 |
| International: | | | |
| Europe | 233.8 | 18.8 | 252.6 |
| North America (excluding U.S.) | 98.0 | 127.8 | 225.8 |
| Other | 27.2 | 19.8 | 47.0 |
| Total international | 359.0 | 166.4 | 525.4 |
| Total revenues | $ 3,885.2 | $ 1,564.2 | $ 5,449.4 |

### *Customer Information*

Revenues from Beacon Roofing Supply, Inc. accounted for approximately 17.8%, 16.4% and 13.2% of the Company's consolidated revenues during the years ended December 31, 2024, 2023 and 2022, respectively. Additionally, revenues from ABC Supply Co. accounted for approximately 15.9%, 15.3% and 13.2% of the Company's consolidated revenues during the years ended December 31, 2024, 2023 and 2022, respectively. Sales to both of these customers originate in the CCM and CWT segments. No other customers accounted for 10.0% or more of the Company's total revenues for the years ended December 31, 2024, 2023 and 2022.

### Note 3—Acquisitions

### *2024 Acquisitions*

### *PFB Holdco.*

On December 18, 2024, the Company completed the acquisition of 100% of the equity interests of PFB Holdco, Inc. ("PFB") for cash consideration of $268.9 million, including $6.4 million of cash acquired, subject to certain customary purchase price adjustments. PFB is a leading vertically integrated provider of expanded polystyrene insulation products across Canada and the Midwestern United States.

For the period from December 18, 2024 to December 31, 2024, PFB contributed revenues of $1.3 million and operating loss of $1.0 million. The results of operations of the acquired business are reported as part of the CWT segment.

The acquisition has been accounted for using the acquisition method of accounting in accordance with ASC 805, *Business Combinations.* The following table summarizes the consideration transferred to acquire PFB and the preliminary allocation of the purchase price among the assets acquired and liabilities assumed based upon their acquisition date fair values with the remainder allocated to goodwill. The fair values are preliminary and subject to change pending receipt of the final valuation for all acquired assets and liabilities.

| (in millions) | | Preliminary Allocation As of 12/18/2024 |
|---|---|---|
| Total cash consideration transferred | $ | 268.9 |
| Recognized amounts of identifiable assets acquired and liabilities assumed: | | |
| Cash and cash equivalents | | 6.4 |
| Receivables, net | | 9.6 |
| Inventories | | 14.5 |
| Prepaid expenses and other current assets | | 6.6 |
| Property, plant and equipment | | 31.7 |
| Definite-lived intangible assets | | 112.8 |
| Other long-term assets | | 46.1 |
| Accounts payable | | (4.6) |
| Accrued and other current liabilities | | (27.8) |
| Deferred income taxes | | (27.9) |
| Other long-term liabilities | | (43.5) |
| Total identifiable net assets | | 123.9 |
| Goodwill | $ | 145.0 |

The Company acquired $9.8 million of gross contractual accounts receivable, of which $0.2 million was not expected to be collected at the date of acquisition.

The goodwill recognized in the acquisition of PFB reflects market participant synergies attributable to significant raw material purchase synergies with CWT, other administrative synergies, the value of the assembled workforce to Carlisle and opportunities for product line expansions. All of the goodwill has been preliminarily assigned to the CWT reporting unit. None of the goodwill is deductible for tax purposes.

The preliminary fair values and weighted average useful lives of the acquired definite-lived intangible assets are as follows:

| (in millions) | | Fair Value | Weighted Average Useful Life (in years) |
|---|---|---|---|
| Customer relationships | $ | 74.9 | 11 |
| Trade names | | 15.0 | 15 |
| Technologies | | 22.9 | 10 |
| Total | $ | 112.8 | |

The Company has also preliminarily recorded, as part of the purchase price allocation, deferred tax liabilities primarily related to intangible assets of approximately 27.9 million.

### *MTL Holdings*

On May 1, 2024, the Company completed the acquisition of 100% of the equity interests of MTL Holdings LLC ("MTL") for cash consideration of $424.6 million, including $10.3 million of cash acquired, subject to post-closing adjustments which were finalized in the third quarter of 2024. MTL is a leading provider of prefabricated perimeter edge metal systems and non-insulated architectural metal wall systems for commercial, institutional and industrial buildings.

For the period from May 1, 2024 to December 31, 2024, MTL contributed revenues of $86.9 million and operating income of $8.5 million. The results of operations of the acquired business are reported as part of the CCM segment.

The acquisition has been accounted for using the acquisition method of accounting in accordance with ASC 805, *Business Combinations.* The following table summarizes the consideration transferred to acquire MTL and the preliminary allocation of the purchase price among the assets acquired and liabilities assumed based upon their acquisition date fair values with the remainder allocated to goodwill. The fair values are preliminary and subject to change pending receipt of the final valuation for all acquired assets and liabilities.

| (in millions) | Preliminary Allocation As of 5/1/2024 | | Measurement Period Adjustments | | Preliminary Allocation As of 12/31/2024 | |
|---|---|---|---|---|---|---|
| Total cash consideration transferred | $ | 423.1 | $ | 1.5 | $ | 424.6 |
| Recognized amounts of identifiable assets acquired and liabilities assumed: | | | | | | |
| Cash and cash equivalents | | 10.3 | | — | | 10.3 |
| Receivables, net | | 14.0 | | — | | 14.0 |
| Inventories | | 17.2 | | — | | 17.2 |
| Prepaid expenses and other current assets | | 0.9 | | — | | 0.9 |
| Property, plant and equipment | | 10.7 | | (0.3) | | 10.4 |
| Definite-lived intangible assets | | 248.3 | | — | | 248.3 |
| Other long-term assets | | 8.1 | | — | | 8.1 |
| Accounts payable | | (5.9) | | — | | (5.9) |
| Accrued and other current liabilities | | (6.1) | | — | | (6.1) |
| Deferred income taxes | | (6.9) | | — | | (6.9) |
| Other long-term liabilities | | (6.7) | | — | | (6.7) |
| Total identifiable net assets | | 283.9 | | (0.3) | | 283.6 |
| Goodwill | $ | 139.2 | $ | 1.8 | $ | 141.0 |

The Company acquired 14.1 million of gross contractual accounts receivable, of which $0.1 million was not expected to be collected at the date of acquisition.

The goodwill recognized in the acquisition of MTL reflects market participant synergies attributable to significant raw material purchase synergies with CCM, other administrative synergies, the value of the assembled workforce to Carlisle and opportunities for product line expansions. All of the goodwill has been preliminarily assigned to the Carlisle Architectural Metals reporting unit, which is part of the CCM reportable segment. Goodwill totaled $141.0 million, of which $134.3 million is deductible for tax purposes.

The preliminary fair values and weighted average useful lives of the acquired definite-lived intangible assets are as follows:

| (in millions) | Fair Value | | Weighted Average Useful Life (in years) |
|---|---|---|---|
| Customer relationships | $ | 183.1 | 13 |
| Trade names | | 44.6 | 19 |
| Technologies | | 18.1 | 11 |
| Software | | 2.5 | 5 |
| Total | $ | 248.3 | |

The Company has also preliminarily recorded, as part of the purchase price allocation, deferred tax liabilities primarily related to intangible assets of approximately $6.9 million.

### 2023 Acquisition

### Polar Industries

On November 8, 2023, the Company acquired select assets of Polar Industries, Inc., Fox Transport, Inc. and LRH, LLC (collectively "Polar"), for consideration of $36.1 million including post-closing adjustments, which were finalized in the first quarter of 2024. Polar is a manufacturer of expanded polystyrene and graphite polystyrene for residential and commercial application.

For the period from November 8, 2023 to December 31, 2023, the related product lines contributed revenues of $2.4 million and operating income of $0.1 million. The results of operations of Polar are reported within the CWT segment.

Consideration of $20.9 million has been allocated to goodwill, all of which is deductible for tax purposes. All of the goodwill was assigned to the CWT reporting unit. Consideration of $2.6 million has been allocated to customer relationships, with a useful life of nine years, $9.4 million to property, plant and equipment, $1.8 million to inventory,

$1.8 million to accounts receivable, $0.2 million to accounts payable and $0.2 million to accrued and other current liabilities.

## 2022 Acquisition

### MBTechnology

On February 1, 2022, the Company acquired 100% of the equity of MBTechnology ("MBTech"), for consideration of $26.3 million, including $1.6 million of cash acquired and post-closing adjustments, which were finalized in the second quarter of 2022. MBTech is a manufacturer of energy-efficient roofing and underlayment systems for residential and commercial applications.

For the period from February 1, 2022 to December 31, 2022, the related product lines contributed revenues of $12.0 million, and operating income of $0.2 million. The results of operations of MBTech are reported within the CWT segment.

Consideration of $12.5 million has been allocated to goodwill, none of which is deductible for tax purposes. All of the goodwill was assigned to the CCM reporting unit, which was divided into four reporting units in 2022 with goodwill allocated to the new reporting units based on their relative fair values. Consideration of $7.9 million has been allocated to customer relationships, with a useful life of nine years, $3.4 million to property, plant and equipment, $2.8 million to inventory, $0.8 million to accounts receivable, and $0.5 million to accounts payable.

## Note 4—Discontinued Operations

On May 21, 2024, the Company completed the sale of CIT for cash proceeds of $2.025 billion, subject to certain customary purchase price adjustments, which were finalized in the third quarter of 2024.

On October 2, 2023, the Company completed the sale of CFT for proceeds of $520 million, subject to certain customary purchase price adjustments, which were finalized in the fourth quarter of 2024.

The sales of CFT and CIT are consistent with the Company's pivot to a pure play building products company employing a capital allocation approach to its highest returning businesses.

On August 2, 2021, the Company completed the sale of the equity interests and assets comprising its former Carlisle Brake & Friction ("CBF") segment for gross cash proceeds of (i) $250 million at closing, subject to certain adjustments, and (ii) the right to receive up to an additional $125 million based on CBF's achievement of certain performance targets. On February 23, 2022, the Company received $125 million in cash for the full amount of the contingent consideration.

A summary of the results from discontinued operations included in the Consolidated Statements of Income and Comprehensive Income follows:

| | 2024 | | | |
|---|---|---|---|---|
| (in millions) | CIT | CFT | Other | Total |
| Revenues | $ 328.6 | $ — | $ — | $ 328.6 |
| | | | | |
| Cost of goods sold | 237.5 | — | — | 237.5 |
| Other operating expenses, net | 34.4 | — | — | 34.4 |
| Operating income | 56.7 | — | — | 56.7 |
| Other non-operating expense, net | 0.5 | 24.9 | 5.4 | 30.8 |
| Income (loss) from discontinued operations before income taxes and loss on sale | 56.2 | (24.9) | (5.4) | 25.9 |
| (Gain) loss on sale of discontinued operations | (457.3) | 2.9 | — | (454.4) |
| Income (loss) from discontinued operations before income taxes | 513.5 | (27.8) | (5.4) | 480.3 |
| Provision for (benefit from) income taxes | 49.0 | (9.5) | (5.9) | 33.6 |
| Income (loss) from discontinued operations | $ 464.5 | $ (18.3) | $ 0.5 | $ 446.7 |

| (in millions) | 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | CIT | | CFT | | Other | | Total |
| Revenues | $ | 886.1 | $ | 227.1 | $ | — | $ | 1,113.2 |
| | | | | | | | | |
| Cost of goods sold | | 666.9 | | 129.2 | | — | | 796.1 |
| Impairment | | — | | 24.8 | | — | | 24.8 |
| Other operating expenses, net | | 119.7 | | 55.8 | | — | | 175.5 |
| Operating income | | 99.5 | | 17.3 | | — | | 116.8 |
| Other non-operating (income) expense, net | | (0.5) | | — | | 1.8 | | 1.3 |
| Income (loss) from discontinued operations before income taxes and loss on sale | | 100.0 | | 17.3 | | (1.8) | | 115.5 |
| Pre-close transaction expenses[1] | | 11.3 | | — | | — | | 11.3 |
| Loss on sale of discontinued operations | | — | | 82.5 | | — | | 82.5 |
| Income (loss) from discontinued operations before income taxes | | 88.7 | | (65.2) | | (1.8) | | 21.7 |
| Provision for (benefit from) income taxes | | 1.3 | | (26.2) | | (1.9) | | (26.8) |
| Income (loss) from discontinued operations | $ | 87.4 | $ | (39.0) | $ | 0.1 | $ | 48.5 |

[1] Includes legal fees and stock-based compensation expenses directly related to the sale incurred prior to the close of the transaction. Upon close of the transaction, these expenses are incorporated into the (gain)/loss on sale of discontinued operations.

| (in millions) | 2022 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | CIT | | CFT | | CBF | | Total |
| Revenues | $ | 845.4 | $ | 297.1 | $ | — | $ | 1,142.5 |
| | | | | | | | | |
| Cost of goods sold | | 669.3 | | 181.8 | | — | | 851.1 |
| Other operating expenses, net | | 141.0 | | 79.5 | | — | | 220.5 |
| Operating income | | 35.1 | | 35.8 | | — | | 70.9 |
| Other non-operating (income) expense, net | | (1.1) | | — | | 12.4 | | 11.3 |
| Income (loss) from discontinued operations before income taxes and gain on sale | | 36.2 | | 35.8 | | (12.4) | | 59.6 |
| Gain on sale of discontinued operations | | — | | — | | (7.0) | | (7.0) |
| Income (loss) from discontinued operations before income taxes | | 36.2 | | 35.8 | | (5.4) | | 66.6 |
| Provision for (benefit from) income taxes | | 2.0 | | 2.8 | | (4.2) | | 0.6 |
| Income (loss) from discontinued operations | $ | 34.2 | $ | 33.0 | $ | (1.2) | $ | 66.0 |

A summary of the carrying amounts of major assets and liabilities of CIT classified as held for sale in the Consolidated Balance Sheets follows:

| (in millions) | | December 31, 2023 |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 28.8 |
| Receivables, net | | 145.5 |
| Inventories, net | | 149.5 |
| Contract assets | | 75.9 |
| Prepaid and other current assets | | 23.7 |
| | | |
| Property, plant, and equipment, net | | 183.4 |
| Goodwill | | 838.0 |
| Other intangible assets, net | | 259.3 |
| Other long-term assets | | 21.5 |
| Total assets of the disposal group classified as held for sale | $ | 1,725.6 |
| | | |
| LIABILITIES | | |
| Accounts payable | $ | 84.3 |
| Contract liabilities | | 1.4 |
| Accrued liabilities and other | | 52.4 |
| | | |
| Other long-term liabilities | | 80.7 |
| Total liabilities of the disposal group classified as held for sale | $ | 218.8 |

A summary of cash flows from discontinued operations included in the Consolidated Statements of Cash Flows follows:

| | 2024 | | | |
|---|---|---|---|---|
| (in millions) | CIT | CFT | Other | Total |
| Net cash provided by (used in) operating activities | $ 8.9 | $ (18.3) | $ 0.5 | $ (8.9) |
| Net cash provided by investing activities | 1,986.3 | — | — | 1,986.3 |
| Net cash (used in) provided by financing activities[(1)] | (2,024.0) | 18.3 | (0.5) | (2,006.2) |
| Change in cash and cash equivalents from discontinued operations | (28.8) | — | — | (28.8) |
| Cash and cash equivalents from discontinued operations at beginning of period | 28.8 | — | — | 28.8 |
| Cash and cash equivalents from discontinued operations at end of period | $ — | $ — | $ — | $ — |

| | 2023 | | | |
|---|---|---|---|---|
| (in millions) | CIT | CFT | Other | Total |
| Net cash provided by operating activities | $ 113.3 | $ 50.7 | $ 0.1 | $ 164.1 |
| Net cash (used in) provided by investing activities | (28.8) | 509.0 | — | 480.2 |
| Net cash used in financing activities[(1)] | (79.6) | (571.0) | (0.1) | (650.7) |
| Change in cash and cash equivalents from discontinued operations | 4.9 | (11.3) | — | (6.4) |
| Cash and cash equivalents from discontinued operations at beginning of period | 23.9 | 11.3 | — | 35.2 |
| Cash and cash equivalents from discontinued operations at end of period | $ 28.8 | $ — | $ — | $ 28.8 |

| (in millions) | 2022 | | | |
| --- | --- | --- | --- | --- |
| | CIT | CFT | CBF | Total |
| Net cash provided by (used in) operating activities | $ 42.9 | $ 25.8 | $ (8.2) | $ 60.5 |
| Net cash (used in) provided by investing activities | (18.3) | (4.5) | 132.0 | 109.2 |
| Net cash used in financing activities[1] | (15.3) | (20.7) | (123.8) | (159.8) |
| Change in cash and cash equivalents from discontinued operations | 9.3 | 0.6 | — | 9.9 |
| Cash and cash equivalents from discontinued operations at beginning of period | 14.6 | 10.7 | — | 25.3 |
| Cash and cash equivalents from discontinued operations at end of period | $ 23.9 | $ 11.3 | $ — | $ 35.2 |

[1]    Represents (repayments) or borrowings from the Carlisle cash pool to fund working capital and capital expenditures and return of capital upon sale.

## Note 5—Earnings Per Share

The Company's restricted shares contain non-forfeitable rights to dividends and are considered participating securities for purposes of computing earnings per share pursuant to the two-class method. The computation below of earnings per share excludes income attributable to the unvested restricted shares from the numerator and excludes the dilutive impact of those underlying shares from the denominator.

The computation below of earnings per share includes the income attributable to the vested and deferred restricted shares and restricted stock units in the numerator and includes the dilutive impact of those underlying shares in the denominator.

Stock options are included in the calculation of diluted earnings per share utilizing the treasury stock method and performance share awards are included in the calculation of diluted earnings per share considering those are contingently issuable. Neither is considered to be a participating security as they do not contain non-forfeitable dividend rights.

Income from continuing operations and share data used in the basic and diluted earnings per share computations using the two-class method follows:

| (in millions, except per share amounts and percentages) | 2024 | 2023 | 2022 |
| --- | --- | --- | --- |
| Income from continuing operations | $ 865.1 | $ 718.9 | $ 858.0 |
| Less: dividends declared | 172.7 | 160.5 | 134.6 |
| Undistributed earnings | 692.4 | 558.4 | 723.4 |
| Percent allocated to common stockholders[1] | 99.8 % | 99.8 % | 99.8 % |
| Undistributed earnings allocated to common stockholders | 691.1 | 557.1 | 721.8 |
| Add: dividends declared to common shares, restricted share units and vested and deferred restricted and performance shares | 172.3 | 160.2 | 134.3 |
| Income from continuing operations attributable to common stockholders | $ 863.4 | $ 717.3 | $ 856.1 |
| | | | |
| Shares: | | | |
| Basic weighted-average shares outstanding | 46.5 | 49.9 | 51.8 |
| Effect of dilutive securities: | | | |
| Performance awards | 0.2 | 0.1 | 0.2 |
| Stock options | 0.4 | 0.4 | 0.5 |
| Diluted weighted-average shares outstanding | 47.1 | 50.4 | 52.5 |
| | | | |
| Per share income from continuing operations attributable to common shares: | | | |
| Basic | $ 18.58 | $ 14.38 | $ 16.53 |
| Diluted | $ 18.34 | $ 14.22 | $ 16.30 |
| | | | |
| [1]   Basic weighted-average shares outstanding | 46.5 | 49.9 | 51.8 |
| Basic weighted-average shares outstanding and unvested restricted shares expected to vest | 46.6 | 50.0 | 51.9 |
| Percent allocated to common stockholders | 99.8 % | 99.8 % | 99.8 % |

To calculate earnings per share for income from discontinued operations and for net income, the denominator for both basic and diluted earnings per share is the same as used in the above table.

| (in millions) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Income from discontinued operations attributable to common stockholders for basic and dilutive earnings per share | $ 445.8 | $ 48.5 | $ 65.8 |
| Net income attributable to common stockholders for basic and diluted earnings per share | $ 1,309.3 | $ 765.6 | $ 921.8 |
| Anti-dilutive stock options excluded from earnings per share calculation [1] | — | 0.6 | 0.2 |

[1]   Represents stock options excluded from the calculation of diluted earnings per share as such options' assumed proceeds upon exercise would result in the repurchase of more shares than the underlying award.

## Note 6—Revenue Recognition

### *Performance Obligations*

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer in exchange for payment and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when or as the performance obligation is satisfied. The majority of the Company's contracts have a single performance obligation to transfer individual goods or services. For contracts with multiple performance obligations, the contract's transaction price is allocated to each performance obligation using the Company's best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is observable prices.

The Company's performance obligations are satisfied, and control is transferred, either at a point in time or over time as work progresses. For the majority of the Company's products, control is transferred, and revenue is recognized when the product is shipped from the manufacturing facility or delivered to the customer, depending on shipping terms. Revenue is recognized over time primarily for separately priced extended service warranties in the CCM and CWT segments. Revenues for separately priced extended service warranties are recognized over the life of the contract. A summary of the timing of revenue recognition and reconciliation of disaggregated revenue by reportable segment follows:

| (in millions) | 2024 | | |
|---|---|---|---|
| | CCM | CWT | Total |
| Products transferred at a point in time | $ 3,675.9 | $ 1,298.9 | $ 4,974.8 |
| Services transferred over time | 28.4 | 0.4 | 28.8 |
| Total revenues | $ 3,704.3 | $ 1,299.3 | $ 5,003.6 |

| (in millions) | 2023 | | |
|---|---|---|---|
| | CCM | CWT | Total |
| Products transferred at a point in time | $ 3,226.9 | $ 1,333.1 | $ 4,560.0 |
| Services transferred over time | 26.5 | 0.4 | 26.9 |
| Total revenues | $ 3,253.4 | $ 1,333.5 | $ 4,586.9 |

| (in millions) | 2022 | | |
|---|---|---|---|
| | CCM | CWT | Total |
| Products transferred at a point in time | $ 3,859.9 | $ 1,563.9 | $ 5,423.8 |
| Services transferred over time | 25.3 | 0.3 | 25.6 |
| Total revenues | $ 3,885.2 | $ 1,564.2 | $ 5,449.4 |

Remaining performance obligations for extended service warranties represent the transaction price for the remaining stand-ready obligation to perform warranty services. A summary of estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2024 follows:

| (in millions) | 2025 | 2026 | 2027 | 2028 | 2029 | Thereafter |
|---|---|---|---|---|---|---|
| Extended service warranties | $ 28.7 | $ 27.7 | $ 26.7 | $ 25.6 | $ 24.6 | $ 217.2 |

The Company has applied the practical expedient to not disclose information about remaining performance obligations that have original expected durations of one year or less.

## Contract Balances

Contract liabilities relate to payments received in advance of performance under a contract, primarily related to extended service warranties in the CCM and CWT segments. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract. A summary of the change in contract liabilities follows:

| (in millions) | | 2024 | | 2023 | | 2022 |
|---|---|---|---|---|---|---|
| Balance as of January 1 | $ | 324.0 | $ | 294.8 | $ | 273.3 |
| Revenue recognized | | (28.8) | | (26.9) | | (25.6) |
| Revenue deferred | | 55.3 | | 56.1 | | 47.1 |
| Balance as of December 31 | $ | 350.5 | $ | 324.0 | $ | 294.8 |

## Revenues by End-Market

A summary of revenues disaggregated by major end-market industries and reconciliation of disaggregated revenue by segment follows:

| (in millions) | | 2024 | | | | |
|---|---|---|---|---|---|---|
| | | CCM | | CWT | | Total |
| General construction: | | | | | | |
| Non-residential | $ | 3,414.9 | $ | 583.6 | $ | 3,998.5 |
| Residential | | 289.4 | | 587.7 | | 877.1 |
| Total construction | | 3,704.3 | | 1,171.3 | | 4,875.6 |
| Heavy equipment | | — | | 103.9 | | 103.9 |
| General industrial and other | | — | | 24.1 | | 24.1 |
| Total revenues | $ | 3,704.3 | $ | 1,299.3 | $ | 5,003.6 |

| (in millions) | | 2023 | | | | |
|---|---|---|---|---|---|---|
| | | CCM | | CWT | | Total |
| General construction: | | | | | | |
| Non-residential | $ | 2,986.0 | $ | 543.9 | $ | 3,529.9 |
| Residential | | 267.4 | | 667.8 | | 935.2 |
| Total construction | | 3,253.4 | | 1,211.7 | | 4,465.1 |
| Heavy equipment | | — | | 104.3 | | 104.3 |
| General industrial and other | | — | | 17.5 | | 17.5 |
| Total revenues | $ | 3,253.4 | $ | 1,333.5 | $ | 4,586.9 |

| (in millions) | | 2022 | | | | |
|---|---|---|---|---|---|---|
| | | CCM | | CWT | | Total |
| General construction: | | | | | | |
| Non-residential | $ | 3,583.8 | $ | 613.7 | $ | 4,197.5 |
| Residential | | 301.4 | | 762.2 | | 1,063.6 |
| Total construction | | 3,885.2 | | 1,375.9 | | 5,261.1 |
| Heavy equipment | | — | | 105.9 | | 105.9 |
| General industrial and other | | — | | 82.4 | | 82.4 |
| Total revenues | $ | 3,885.2 | $ | 1,564.2 | $ | 5,449.4 |

## Note 7—Stock-Based Compensation

### Incentive Compensation Program

The Company maintains an Incentive Compensation Program, as amended and restated effective January 1, 2024 (the "Program"), under which the Company may award stock options and other equity-based incentives to the Company's directors, officers, employees or consultants. The Program was originally approved by the Company's stockholders at the Company's 2024 Annual Meeting of Stockholders. As of December 31, 2024, 2.8 million shares remained available for issuance under the Program, and 0.8 million of those shares were available for grant as restricted shares, performance shares or other "full value" awards.

During the year ended December 31, 2024, the Company awarded 117 thousand stock options, 36 thousand restricted stock awards and 24 thousand performance share awards as part of the Program with an aggregate

grant-date fair value of approximately $34.7 million to be recognized over the requisite service period for each award.

Stock-based compensation cost by award type follows:

| (in millions) | 2024 | | 2023 | | 2022 | |
|---|---|---|---|---|---|---|
| Stock option awards | $ | 14.0 | $ | 14.4 | $ | 10.2 |
| Restricted stock awards | | 9.4 | | 8.3 | | 7.2 |
| Performance share awards | | 9.4 | | 8.8 | | 8.3 |
| Total stock-based compensation cost incurred | | 32.8 | | 31.5 | | 25.7 |
| Capitalized cost during the period | | (3.3) | | (4.5) | | (1.9) |
| Amortization of capitalized cost during the period | | 3.4 | | 4.7 | | 1.2 |
| Total stock-based compensation expense | $ | 32.9 | $ | 31.7 | $ | 25.0 |
| Income tax benefit | $ | 18.7 | $ | 11.4 | $ | 11.5 |

In 2022, Carlisle's Board of Directors (the "Board") authorized a broad-based grant of stock options to U.S. employees. This grant contributed $5.0 million, $6.7 million and $2.9 million to stock-based compensation costs for the years ended December 31, 2024, 2023 and 2022, respectively. $0.4 million, $0.5 million and $0.7 million of compensation costs were capitalized to inventory as of December 31, 2024, 2023 and 2022, respectively, and is recognized in costs of goods sold when that related inventory is sold.

***Stock Option Awards***

Stock options awarded under the Program generally vest on a straight-line basis over a three-year period on the anniversary date of the grant. All stock options have a maximum contractual term of 10 years. Shares issued to cover stock options issued under the Program may be issued from shares held in treasury, from new issuances of shares or a combination of the two. Unrecognized compensation cost from continuing operations related to stock options of $11.1 million as of December 31, 2024, is to be recognized over a weighted-average period of 1.2 years.

The Company determines the fair value of its stock options using the Black-Scholes-Merton option pricing model, which relies on certain assumptions to estimate an option's fair value. The weighted average assumptions used in the determination of fair value for stock options follows:

| (in millions, except per share amounts and percentages) | 2024 | | 2023 | | 2022 Broad-based Grant | | 2022 | |
|---|---|---|---|---|---|---|---|---|
| Expected dividend yield | | 1.2 % | | 1.2 % | | 1.0 % | | 0.9 % |
| Expected term (in years) | | 4.7 | | 4.6 | | 3.8 | | 4.7 |
| Expected volatility | | 32.1 % | | 32.4 % | | 31.9 % | | 29.1 % |
| Risk-free interest rate | | 3.9 % | | 3.6 % | | 3.9 % | | 1.8 % |
| Weighted-average grant date fair value (per share) | $ | 97.11 | $ | 74.20 | $ | 80.23 | $ | 55.96 |
| Fair value of options granted | $ | 11.4 | $ | 13.3 | $ | 40.4 | $ | 12.8 |

The expected term of a stock option is based on the assumption that all outstanding stock options will be exercised at the midpoint of the valuation date (if vested) or the vesting dates (if unvested) and the stock options' expiration date. The expected volatility is based on historical volatility, as well as implied volatility of the Company's call options. The risk-free interest rate is based on rates of U.S. Treasury issues with a remaining life equal to the expected term of the stock option. The expected dividend yield is based on the latest quarterly dividend payment per share, annualized, divided by the average three-month stock price as of the date of grant.

A summary of stock options outstanding and activity follows:

| | Number of Units (in thousands) | Weighted-Average Exercise Price (per share) | Weighted-Average Contractual Term (in years) | Aggregate Intrinsic Value (in millions) |
|---|---|---|---|---|
| Outstanding as of December 31, 2023 | 1,433 | $ 199.79 | | |
| Options granted | 117 | 320.38 | | |
| Options exercised | (521) | 154.37 | | |
| Options forfeited / expired | (154) | 284.63 | | |
| Outstanding as of December 31, 2024 | 875 | 227.97 | 6.4 | $ 123.3 |
| Vested and exercisable as of December 31, 2024 | 402 | 164.81 | 4.6 | $ 81.9 |

Additional information related to stock option activity during the years ended December 31 follows:

| (in millions) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Intrinsic value of options exercised | $ 118.2 | $ 23.5 | $ 57.9 |

### *Restricted Stock Awards*

Restricted stock awarded under the Program is generally released to the recipient after a period of approximately three years. Unrecognized compensation cost from continuing operations related to restricted stock of $9.1 million as of December 31, 2024, is to be recognized over a weighted-average period of 1.7 years.

A summary of restricted stock outstanding and activity follows:

| | Number of Shares (in thousands) | Weighted-Average Grant Date Fair Value (per share) | Weighted-Average Contractual Term (in years) | Aggregate Intrinsic Value (in millions) |
|---|---|---|---|---|
| Outstanding as of December 31, 2023 | 126 | $ 205.96 | | |
| Shares granted | 36 | 337.83 | | |
| Shares vested | (53) | 170.01 | | |
| Shares forfeited | (9) | 285.75 | | |
| Outstanding as of December 31, 2024 | 100 | 265.53 | 1.0 | $ 36.9 |

Additional information related to restricted stock award activity during the years ended December 31 follows:

| (in millions) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Weighted-average grant date fair value (per share) | $ 337.83 | $ 250.83 | $ 227.44 |
| Intrinsic value of restricted stock exercised | 18.5 | 10.7 | 15.7 |

### *Performance Share Awards*

Performance shares are granted for a three-year performance period, after which the actual number of performance shares earned by an employee is determined by the Company's attainment of a management objective which is based on the Company's relative total stockholder return versus the S&P Midcap 400 Index® over a three-year time period. Unrecognized compensation cost from continuing operations related to performance share awards of $10.7 million as of December 31, 2024, is to be recognized over a weighted-average period of 1.7 years.

For purposes of determining diluted earnings per share, the performance share awards are considered contingently issuable shares and are included in diluted earnings per share based upon the number of shares that would have been awarded had the conditions at the end of the reporting period continued until the end of the performance period. Refer to Note 5 for further information regarding earnings per share computations.

The Company utilizes the Monte-Carlo simulation approach based on a three-year measurement period to determine the fair value of performance shares. Such approach entails the use of assumptions regarding the future performance of the Company's stock and those of the S&P Midcap 400 Index®. Those assumptions include expected volatility, risk-free interest rates, correlation coefficients and dividend reinvestment. Dividends accrue on the performance shares during the performance period and are to be paid in cash based upon the number of awards ultimately earned.

A summary of performance shares outstanding and activity follows:

| | Number of Shares (in thousands) | Weighted-Average Grant Date Fair Value (per share) | Weighted-Average Contractual Term (in years) | Aggregate Intrinsic Value (in millions) |
|---|---|---|---|---|
| Outstanding as of December 31, 2023 | 118 | $ 285.97 | | |
| Awards granted | 24 | 467.92 | | |
| Awards vested | (96) | 213.19 | | |
| Awards converted | 48 | 213.19 | | |
| Awards forfeited | (4) | 405.35 | | |
| Outstanding as of December 31, 2024 | 90 | 368.42 | 0.8 | $ 33.1 |

Additional information related to performance share activity during the years ended December 31 follows:

| (in millions) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Weighted-average grant date fair value (per share) | $ 467.92 | $ 368.47 | $ 313.77 |
| Intrinsic value of performance share awards exercised | 31.0 | 19.9 | 22.0 |

### *Deferred Compensation - Equity*

Certain employees are eligible to participate in the Company's Non-qualified Deferred Compensation Plan (the "Deferred Compensation Plan"). Participants have elected to defer an aggregate of 59 thousand and 63 thousand shares of Company common stock as of December 31, 2024 and 2023, respectively. Company stock held for future issuance of vested awards is classified as additional paid in capital in the Consolidated Balance Sheets and is recorded at vest date fair value. Such deferred shares are included in basic earnings per share.

### Note 8—Income Taxes

### *Sources of Pre-Tax Income and Related Tax Provision by Region*

Geographic sources of income before income taxes consists of the following:

| (in millions) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Continuing operations: | | | |
| U.S. domestic | $ 1,106.5 | $ 924.1 | $ 1,099.5 |
| Foreign | 4.4 | 6.3 | 24.2 |
| Income from continuing operations before income taxes | 1,110.9 | 930.4 | 1,123.7 |
| | | | |
| Discontinued operations: | | | |
| U.S. domestic | (15.2) | (121.9) | (9.3) |
| Foreign | 495.5 | 143.6 | 75.9 |
| Income from discontinued operations before income taxes | 480.3 | 21.7 | 66.6 |
| | | | |
| Total income before income taxes | $ 1,591.2 | $ 952.1 | $ 1,190.3 |

The provision for income taxes from continuing operations consists of the following:

| (in millions) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Current provision: | | | |
| Federal and state | $ 282.1 | $ 235.2 | $ 280.1 |
| Foreign | 22.8 | 4.5 | 8.4 |
| Total current provision | 304.9 | 239.7 | 288.5 |
| | | | |
| Deferred benefit: | | | |
| Federal and state | (35.6) | (20.2) | (19.1) |
| Foreign | (23.5) | (8.0) | (3.7) |
| Total deferred benefit | (59.1) | (28.2) | (22.8) |
| | | | |
| Total provision for income taxes | $ 245.8 | $ 211.5 | $ 265.7 |

### Rate Reconciliation

A reconciliation of the tax provision from continuing operations computed at the U.S. federal statutory rate to the actual tax provision follows:

| *(in millions, except percentages)* | 2024 | 2023 | 2022 |
|---|---|---|---|
| Taxes at U.S. statutory rate | $ 233.3 | $ 195.4 | $ 236.0 |
| State and local taxes, net of federal income tax benefit | 33.8 | 31.4 | 39.5 |
| Equity compensation windfall | (9.3) | (3.3) | (4.6) |
| Tax credits | (9.1) | (3.3) | (3.3) |
| Other, net | (2.9) | (8.7) | (1.9) |
| Provision for income taxes | $ 245.8 | $ 211.5 | $ 265.7 |
| Effective income tax rate on continuing operations | 22.1 % | 22.7 % | 23.6 % |

Cash payments for income taxes, net of refunds, were $324.2 million, $247.7 million and $295.8 million, in 2024, 2023 and 2022, respectively.

### Deferred Tax Assets (Liabilities), net

| *(in millions)* | December 31, 2024 | December 31, 2023 |
|---|---|---|
| U.S. federal tax attributes | $ 37.6 | $ 5.2 |
| Deferred revenue | 35.9 | 32.8 |
| Employee benefits | 30.9 | 33.6 |
| Capitalized research and development costs | 29.4 | 20.6 |
| Lease liabilities | 22.8 | 13.3 |
| U.S. state tax attributes | 19.2 | 13.7 |
| Non-U.S. tax attributes | 15.7 | 10.6 |
| Warranty reserves | 5.1 | 5.7 |
| Other, net | 16.6 | 14.9 |
| Gross deferred assets | 213.2 | 150.4 |
| Valuation allowances | (51.7) | (15.1) |
| Deferred tax assets after valuation allowances | 161.5 | 135.3 |
| | | |
| Intangibles | (308.1) | (314.1) |
| Property, plant and equipment | (47.7) | (46.8) |
| Right of use assets | (21.6) | (12.2) |
| Undistributed foreign earnings | (6.3) | (5.8) |
| Gross deferred liabilities | (383.7) | (378.9) |
| | | |
| Net deferred tax liabilities | $ (222.2) | $ (243.6) |

Deferred tax assets and liabilities are classified as long-term. Foreign deferred tax assets and liabilities are grouped separately from U.S. domestic assets and liabilities and are analyzed on a jurisdictional basis.

Deferred tax assets and liabilities included in the Consolidated Balance Sheet follows:

| *(in millions)* | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Other long-term assets | $ 6.0 | $ 0.7 |
| Other long-term liabilities | (228.2) | (244.3) |
| Net deferred tax liabilities | $ (222.2) | $ (243.6) |

### Valuation Allowances

As of December 31, 2024, the Company had federal capital loss carryforwards of $35.2 million, which expire in 2029. The Company believes it is likely the carryforwards will expire unused and therefore has established a full valuation allowance. As of December 31, 2024, the Company had foreign tax credit carryforwards for U.S. federal tax purposes of $2.0 million, which begin to expire in 2025. The Company believes it is likely the credits will expire unused and therefore has established a full valuation allowance. As of December 31, 2024, the Company also had a deferred tax asset for state tax attributes of approximately $19.2 million, which begin to expire in 2026, comprised

of net operating loss ("NOL"), credits, and capital loss carryforwards. The Company believes that it is likely that the capital losses and certain of the state NOLs will expire unused and therefore has established a valuation allowance of approximately $13.5 million against the deferred tax assets associated with these attributes. The Company also has deferred tax assets related to carryforwards in foreign jurisdictions of approximately $15.7 million, comprised of NOL and interest expense carryforwards, which begin to expire in 2025. The Company believes that it is likely that certain foreign NOL carryforwards will expire unused and therefore has established a valuation allowance of approximately $0.9 million.

## Undistributed Foreign Earnings

The Company has determined that an amount attributable to certain foreign cash balances and other certain assets is not permanently reinvested for withholding tax purposes, which results in an accrual of $6.3 million. It is not practicable to calculate deferred tax balances on other basis differences.

## Unrecognized Tax Benefits

Unrecognized tax benefits reflect the difference between the tax benefits of positions taken or expected to be taken on income tax returns and the tax benefits that meet the criteria for current recognition in the financial statements. The Company periodically assesses its unrecognized tax benefits.

A summary of the movement in gross unrecognized tax benefits (before estimated interest and penalties) follows:

| (in millions) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Balance as of January 1 | $ 7.3 | $ 6.4 | $ 7.3 |
| Additions based on tax positions related to current year | 3.1 | 3.3 | 0.9 |
| Reductions due to statute of limitations | (0.8) | (2.7) | (1.8) |
| Adjustments for tax positions of prior years | — | — | 0.2 |
| Reductions due to settlements | — | (0.2) | (0.2) |
| Adjustments due to foreign exchange rates | — | 0.5 | — |
| Balance as of December 31 | $ 9.6 | $ 7.3 | $ 6.4 |

If the unrecognized tax benefits as of December 31, 2024 were to be recognized, approximately $8.4 million would impact the Company's effective tax rate. The amount impacting the Company's effective rate is calculated by adding accrued interest and penalties to the gross unrecognized tax benefit excluding positions related to discontinued operations and subtracting the tax benefit associated with state taxes and interest.

The Company classifies and reports interest and penalties associated with unrecognized tax benefits as a component of the income tax provision on the Consolidated Statements of Income and as a long-term liability on the Consolidated Balance Sheets. The total amount of such interest and penalties accrued, but excluded from the table above, at the years ending December 31, 2024, 2023 and 2022 were $1.2 million, $1.2 million and $2.3 million, respectively.

The Company is subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. The Company participates in the IRS compliance assurance program and is currently up to date.

Generally, state income tax returns are subject to examination for a period of three years to five years after filing. Substantially all material state tax matters have been concluded for tax years through 2018. Various state income tax returns for subsequent years are in the process of examination. At this stage the outcome is uncertain; however, the Company believes that contingencies have been adequately provided for. Statutes of limitation vary among the foreign jurisdictions in which the Company operates. Substantially all foreign tax matters have been concluded for tax years through 2013. The Company believes that foreign tax contingencies associated with income tax examinations underway or open tax years have been provided for adequately.

Based on the outcome of certain examinations or as a result of the expiration of statutes of limitations for certain jurisdictions, the Company believes that within the next 12 months it is reasonably possible that previously unrecognized tax benefits could decrease by approximately $0.5 million to $1.5 million. These previously unrecognized tax benefits relate to a variety of tax issues including tax matters relating to prior acquisitions and various state matters.

### Tax Legislation

The Organization for Economic Co-operation and Development ("OECD") has introduced a framework to implement a global minimum corporate tax of 15%, referred to as Pillar Two. Certain countries in which the Company operates have adopted legislation and other countries are in the process of introducing legislation to implement Pillar Two. However, it is uncertain whether the U.S. will adopt Pillar Two. While the Company does not expect Pillar Two to have a material impact on its effective tax rate, analysis is ongoing as the OECD releases additional guidance and countries implement additional legislation.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the "IRA"). The IRA includes various tax provisions, including a 15% corporate minimum income tax rate ("CAMT") and expanded tax credits for clean energy incentives. The CAMT does not impact the Consolidated Financial Statements for 2024. The Company will continue to evaluate the impact of CAMT on future years. Additionally, the Company purchased transferable federal tax credits during 2024 from various counterparties. Such federal tax credits were purchased at negotiated discounts, resulting in an income tax benefit recorded during the year ended December 31, 2024.

### Note 9—Inventories, net

| (in millions) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Raw materials | $ 157.0 | $ 120.9 |
| Work-in-process | 26.1 | 26.2 |
| Finished goods | 299.8 | 222.5 |
| Reserves | (10.2) | (7.9) |
| Inventories, net | $ 472.7 | $ 361.7 |

### Note 10—Property, Plant and Equipment, net

| (in millions) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Land | $ 50.8 | $ 49.8 |
| Buildings and leasehold improvements | 475.0 | 464.6 |
| Machinery and equipment | 763.5 | 684.6 |
| Projects in progress | 125.0 | 104.8 |
| Property, plant and equipment, gross | 1,414.3 | 1,303.8 |
| Accumulated depreciation | (702.5) | (648.6) |
| Property, plant and equipment, net | $ 711.8 | $ 655.2 |

Capitalized interest totaled $2.1 million, $3.0 million and $2.8 million for 2024, 2023 and 2022, respectively.

### Note 11—Goodwill and Other Intangible Assets, net

*Goodwill*

The changes in the carrying amount of goodwill, net by reportable segment follows:

| (in millions) | CCM | CWT | Total |
|---|---|---|---|
| Balance as of December 31, 2022 | $ 932.8 | $ 244.8 | $ 1,177.6 |
| Goodwill acquired during year [1] | — | 20.6 | 20.6 |
| Currency translation and other | 1.9 | 2.4 | 4.3 |
| Balance as of December 31, 2023 | $ 934.7 | $ 267.8 | $ 1,202.5 |
| Goodwill acquired during year [1] | 141.0 | 145.0 | 286.0 |
| Currency translation and other | (2.6) | (7.9) | (10.5) |
| Balance as of December 31, 2024 | $ 1,073.1 | $ 404.9 | $ 1,478.0 |

[1]   Refer to Note 3 for further information on goodwill resulting from recent acquisitions.

## Other Intangible Assets, net

| (in millions) | December 31, 2024 | | | December 31, 2023 | | |
|---|---|---|---|---|---|---|
| | Acquired Cost | Accumulated Amortization | Net Book Value | Acquired Cost | Accumulated Amortization | Net Book Value |
| Assets subject to amortization: | | | | | | |
| Customer relationships | $ 1,456.0 | $ (380.5) | $ 1,075.5 | $ 1,209.8 | $ (298.9) | $ 910.9 |
| Technology and intellectual property | 185.6 | (103.4) | 82.2 | 146.7 | (97.6) | 49.1 |
| Trade names and other | 154.8 | (59.6) | 95.2 | 88.2 | (49.5) | 38.7 |
| Assets not subject to amortization: | | | | | | |
| Trade names | 252.0 | — | 252.0 | 254.2 | — | 254.2 |
| Other intangible assets, net | $ 2,048.4 | $ (543.5) | $ 1,504.9 | $ 1,698.9 | $ (446.0) | $ 1,252.9 |

The remaining weighted-average amortization period of intangible assets subject to amortization as of December 31, 2024, follows (in years):

| | |
|---|---|
| Customer relationships | 13.1 |
| Technology and intellectual property | 8.7 |
| Trade names and other | 13.1 |
| Total assets subject to amortization | 12.8 |

Intangible assets subject to amortization as of December 31, 2024, will be amortized as follows:

| (in millions) | 2025 | 2026 | 2027 | 2028 | 2029 | Thereafter |
|---|---|---|---|---|---|---|
| Estimated future amortization expense | $ 119.4 | $ 117.4 | $ 104.1 | $ 102.9 | $ 96.1 | $ 713.0 |

The net carrying values of the Company's other intangible assets, net by reportable segment follows:

| (in millions) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Carlisle Construction Materials | $ 343.0 | $ 121.1 |
| Carlisle Weatherproofing Technologies | 1,159.7 | 1,127.6 |
| Corporate | 2.2 | 4.2 |
| Total | $ 1,504.9 | $ 1,252.9 |

## Note 12—Accrued and Other Current Liabilities

| (in millions) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Customer incentives | $ 112.2 | $ 112.7 |
| Compensation and benefits | 96.3 | 77.2 |
| Income and other accrued taxes | 55.3 | 19.9 |
| Standard product warranties | 26.2 | 24.9 |
| Other accrued liabilities | 83.2 | 58.2 |
| Accrued and other current liabilities | $ 373.2 | $ 292.9 |

## Standard Product Warranties

The Company offers various standard warranty programs on its products, primarily for certain installed roofing systems and weatherproofing systems. The Company's liability for such warranty programs is included in accrued expenses. The change in the Company's standard product warranty liabilities follows:

| (in millions) | 2024 | 2023 |
|---|---|---|
| Balance as of January 1 | $ 24.9 | $ 25.2 |
| Provision | 17.0 | 15.0 |
| Acquired warranty obligation | 0.8 | — |
| Claims | (16.2) | (15.4) |
| Foreign exchange | (0.3) | 0.1 |
| Balance as of December 31 | $ 26.2 | $ 24.9 |

**Note 13—Long-term Debt**

| (in millions) | December 31, 2024 | December 31, 2023 | Fair Value [(1)] December 31, 2024 | December 31, 2023 |
|---|---|---|---|---|
| 2.20% Notes due 2032 | $ 550.0 | $ 550.0 | $ 448.7 | $ 445.9 |
| 2.75% Notes due 2030 | 750.0 | 750.0 | 672.2 | 666.2 |
| 3.75% Notes due 2027 | 600.0 | 600.0 | 584.1 | 575.2 |
| 3.50% Notes due 2024 | — | 400.0 | — | 392.5 |
| Unamortized discount, debt issuance costs and other | (9.4) | (10.6) | | |
| Total long term-debt | 1,890.6 | 2,289.4 | | |
| Less: current portion of debt | 3.2 | 402.7 | | |
| Long term-debt, less current portion | $ 1,887.4 | $ 1,886.7 | | |

[(1)] The fair value is estimated based on current yield rates plus the Company's estimated credit spread available for financings with similar terms and maturities. Based on these inputs, debt instruments are classified as Level 2 in the fair value hierarchy.

### *2.20% Notes Due 2032*

On September 28, 2021, the Company completed a public offering of $550.0 million in aggregate principal amount of unsecured senior notes with a stated interest rate of 2.20% due March 1, 2032 (the "2032 Notes"). The 2032 Notes were issued at a discount of $4.8 million, resulting in proceeds to the Company of $545.2 million. The Company incurred costs to issue the 2032 Notes of approximately $1.1 million, inclusive of credit rating agencies' and attorneys' fees and other costs. The discount and issuance costs are reflected within long-term debt on the Consolidated Balance Sheets and are amortized to interest expense using the effective interest method over the life of the 2032 Notes. Interest is payable each March 1 and September 1.

### *2.75% Notes Due 2030*

On February 28, 2020, the Company completed a public offering of $750.0 million of unsecured senior notes with a stated interest rate of 2.75% due March 1, 2030 (the "2030 Notes"). The 2030 Notes were issued at a discount of $9.3 million, resulting in proceeds to the Company of $740.7 million. The Company incurred costs, primarily underwriting fees, to issue the 2030 Notes of approximately $6.5 million. Additionally in the first quarter of 2020, the Company entered into interest rate derivative instruments to hedge variability in future interest payments on the 2030 Notes of the 10-year US Treasury Rate ("treasury locks"), which were designated as hedges, and settled resulting in a loss of $16.4 million. The discount and issuance costs of $15.8 million are reflected net within long-term debt on the Consolidated Balance Sheets and the loss on treasury locks of $16.4 million is reflected in accumulated other comprehensive loss on the Consolidated Balance Sheets. These costs are amortized to interest expense over the life of the 2030 Notes using the effective interest method. Interest is paid each March 1 and September 1.

### *3.75% Notes Due 2027*

On November 16, 2017, the Company completed a public offering of $600.0 million of notes with a stated interest rate of 3.75% due December 1, 2027 (the "2027 Notes"). The 2027 Notes were issued at a discount of $2.4 million, resulting in proceeds to the Company of $597.6 million. The Company incurred costs to issue the 2027 Notes of approximately $7.7 million, inclusive of underwriters', credit rating agencies' and attorneys' fees and other costs. The discount and issuance costs are amortized to interest expense over the life of the 2027 Notes. Interest is paid each June 1 and December 1.

### *3.5% Notes Due 2024*

On November 16, 2017, the Company completed a public offering of $400.0 million of notes with a stated interest rate of 3.5% due December 1, 2024 (the "2024 Notes"). The 2024 Notes were issued at a discount of $0.4 million, resulting in proceeds to the Company of $399.6 million. The Company incurred costs to issue the 2024 Notes of approximately $4.5 million, inclusive of underwriters', credit rating agencies' and attorneys' fees and other costs. The discount and issuance costs were amortized to interest expense over the life of the 2024 Notes.

On December 1, 2024, the Company redeemed in full the 2024 Notes at the redemption price of $407.0 million, consisting of the principal amount of $400.0 million and $7.0 million of interest.

### Notes Terms and Redemption Features

The 2032, 2030, and 2027 Notes (collectively, the "Notes") are presented net of the related discount and debt issuance costs in long-term debt. The Notes may be redeemed at the Company's option, in whole or in part, plus accrued and unpaid interest, at any time prior to the dates stated below, at a price equal to the greater of (i) 100.0% of the principal amounts; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date on a semi-annual basis at the Treasury Rate plus a spread (noted below). The Notes may also be redeemed at any time after the dates noted below, in whole or in part, at the Company's option at 100.0% of the principal amount, plus accrued and unpaid interest.

| Debt Instrument | Date | Spread |
|---|---|---|
| 2.20% Notes due 2032 | December 1, 2031 | 20 basis points |
| 2.75% Notes due 2030 | December 1, 2029 | 20 basis points |
| 3.75% Notes due 2027 | September 1, 2027 | 25 basis points |

Upon a change-in-control triggering event, the Company will be required to offer to repurchase the Notes at 101.0% of the principal amount, plus accrued and unpaid interest.

The Notes are subject to the restrictive covenants and limitations contained in the Company's indenture dated January 15, 1997, as amended. The Notes are general unsecured obligations of the Company and rank equally with the Company's existing and future unsecured and unsubordinated indebtedness. The Notes are subordinate to any existing or future debt or other liabilities of the Company's subsidiaries.

### Revolving Credit Facility

On April 3, 2024, the Company and Carlisle, LLC, as co-borrowers, entered into a Fifth Amended and Restated Credit Agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A. as administrative agent, and the lenders party thereto. The Credit Agreement provides for a $1.0 billion unsecured revolving line of credit with a maturity date of April 3, 2029 and amends and restates the Company's Fourth Amended and Restated Credit Agreement, as amended (the "Prior Credit Agreement"), which was scheduled to expire on February 5, 2025. Borrowings under the Credit Agreement bear interest, at the Company's election, (i) at the Base Rate plus a margin ranging from 0.00% to 0.50% or (ii) at the applicable benchmark rate plus a margin ranging from 0.825% to 1.500%, in each case, based on the Company's debt rating from time to time. The benchmark rate for loans denominated in (i) U.S. dollars is the Adjusted Term SOFR Rate, (ii) Canadian dollars is the Adjusted Term CORRA Rate, (iii) Sterling is Daily Simple SONIA, (iv) euros is the Adjusted EURIBOR Rate and (v) yen is Adjusted TIBOR Rate. The commitments are also subject to a facility fee on the daily aggregate amount of the revolving commitment (whether used or unused) ranging from 0.05% to 0.25% based on the Company's debt rating from time to time. Funding of the loans under the Credit Agreement is subject to customary drawdown conditions. The Company incurred $1.9 million of financing costs in the second quarter of 2024 in connection with finalizing the Credit Agreement, which together with any existing unamortized costs, will be recognized ratably over the new extended maturity date of the Credit Agreement.

The Credit Agreement has a feature that allows the Company to increase availability, at its option, by an aggregate amount of up to $500.0 million through increased commitments from existing lenders or the addition of new lenders. Under the Credit Agreement the Company may also enter into commitments in the form of standby, commercial, or direct pay letters of credit for an amount not to exceed $50.0 million.

As of December 31, 2024, the Company had no borrowings and $1.0 billion available under the Credit Agreement. During 2024, borrowings and repayments under the Credit Agreement totaled $22.0 million, respectively, with a weighted average interest rate of 8.50%. During 2023, the Company had $84.0 million in borrowings and repayments under the Prior Credit Agreement with a weighted average interest rate of 6.61%.

### Covenants and Limitations

The Notes and the Credit Agreement require the Company to meet various restrictive covenants and limitations, including certain leverage and interest coverage ratios and limits on outstanding debt balances held by certain subsidiaries. The Company was in compliance with all covenants and limitations as of December 31, 2024 and 2023.

### Letters of Credit and Guarantees

During the normal course of business, the Company enters into commitments in the form of letters of credit and bank guarantees to provide its own financial and performance assurance to third parties. The Company has not issued any guarantees on behalf of any third parties. As of December 31, 2024, and 2023, the Company had $22.8 million and $17.6 million in letters of credit and bank guarantees outstanding, respectively. The Company has multiple arrangements to obtain letters of credit, which include an agreement with an unspecified availability and separate agreements for up to $80.0 million in letters of credit, of which $57.2 million was available as of December 31, 2024.

### Interest Payments

Cash payments for interest were $70.2 million, $71.9 million and $82.9 million in 2024, 2023 and 2022, respectively.

### Note 14—Employee Benefit Plans

### Defined Benefit Plans

The Company maintains defined benefit retirement plans, primarily for certain domestic employees, as presented below. All plans are frozen to new entrants, with the exception of the executive supplemental plan. Benefits are based primarily on years of service and earnings of the employee.

The significant assumptions used in the measurement of the projected benefit obligation and net periodic benefit cost primarily include the discount rate, rate of compensation increase and expected long-term return on plan assets. Weighted-average assumptions for the projected benefit obligation follows:

|  | December 31, 2024 | December 31, 2023 |
| --- | --- | --- |
| Discount rate | 5.5 % | 4.8 % |
| Rate of compensation increase | 3.8 % | 3.8 % |

Weighted-average assumptions for net periodic benefit cost follows:

|  | 2024 | 2023 | 2022 |
| --- | --- | --- | --- |
| Discount rate | 4.8 % | 5.1 % | 2.6 % |
| Rate of compensation increase | 3.8 % | 3.8 % | 3.8 % |
| Expected long-term return on plan assets | 6.0 % | 6.0 % | 6.6 % |

The weighted-average cash balance interest crediting rate for the Company's cash balance defined benefit plans was 4.0% for the years ended December 31, 2024, 2023 and 2022.

The Company considers several factors in determining the long-term rate of return for plan assets. Asset-class return expectations are set using a combination of empirical and forward-looking analyses. Capital market assumptions for the composition of the Company's asset portfolio are intended to capture the behavior of asset classes observed over several market cycles. The Company also looks to historical returns for reasonableness and appropriateness.

A reconciliation of the change in the projected benefit obligation, plan assets and the funded status follows:

| (in millions) | | 2024 | | 2023 |
|---|---|---|---|---|
| Funded status | | | | |
| Projected benefit obligation | | | | |
| Balance as of January 1 | $ | 134.3 | $ | 136.0 |
| Change in benefit obligation: | | | | |
| Service cost | | 2.2 | | 2.1 |
| Interest cost | | 5.5 | | 6.3 |
| Actuarial (gain) loss | | (8.4) | | 3.5 |
| Benefits paid and transferred | | (62.6) | | (13.6) |
| Balance as of December 31 | $ | 71.0 | $ | 134.3 |
| Fair value of plan assets | | | | |
| Balance as of January 1 | $ | 114.8 | $ | 114.9 |
| Change in plan assets: | | | | |
| Actual gain on plan assets | | 3.9 | | 8.4 |
| Company contributions | | 2.1 | | 5.1 |
| Benefits paid and transferred | | (62.6) | | (13.6) |
| Balance as of December 31 | $ | 58.2 | $ | 114.8 |
| | | | | |
| Unfunded status as of December 31 | $ | (12.8) | $ | (19.5) |
| | | | | |
| Accumulated benefit obligation as of December 31 | $ | 70.8 | $ | 133.1 |

The Company's projected benefit obligation includes approximately $17.7 million and $20.0 million related to the Company's executive supplemental and director defined benefit pension plans as of December 31, 2024 and 2023, respectively. The Company's accumulated benefit obligation includes approximately $17.5 million and $18.7 million related to the Company's executive supplemental and director defined benefit pension plans as of December 31, 2024 and 2023, respectively. The executive supplemental and director defined benefit plans have no plan assets and the Company is not required to pre-fund the obligations.

| (in millions) | | December 31, 2024 | | December 31, 2023 |
|---|---|---|---|---|
| Other long-term assets | $ | 4.9 | $ | 0.4 |
| Accrued and other current liabilities | | (1.6) | | (1.5) |
| Other long-term liabilities | | (16.1) | | (18.4) |
| Net pension liabilities | $ | (12.8) | $ | (19.5) |

The amounts included in accumulated other comprehensive loss that have not been recognized in net periodic pension cost follows:

| (in millions) | | December 31, 2024 | | December 31, 2023 |
|---|---|---|---|---|
| Unrecognized actuarial losses (gross) | $ | 22.9 | $ | 51.3 |
| Unrecognized actuarial losses (net of tax) | | 17.7 | | 39.6 |
| Unrecognized prior service costs (gross) | | 0.4 | | 0.5 |
| Unrecognized prior service costs (net of tax) | | 0.3 | | 0.4 |

The components of net periodic benefit cost follows:

| (in millions) | | 2024 | | 2023 | | 2022 |
|---|---|---|---|---|---|---|
| Service cost | $ | 2.2 | $ | 2.1 | $ | 2.3 |
| Interest cost | | 5.5 | | 6.3 | | 3.3 |
| Expected return on plan assets | | (7.0) | | (8.2) | | (9.5) |
| Amortization of unrecognized net loss | | 1.8 | | 1.3 | | 5.0 |
| Amortization of unrecognized prior service credit | | 0.1 | | 0.1 | | — |
| Settlement expense | | 21.1 | | — | | — |
| Net periodic benefit cost | $ | 23.7 | $ | 1.6 | $ | 1.1 |

The Company employs a liability driven investment approach whereby plan assets are invested primarily in fixed income investments to match the changes in the projected benefit obligation of funded plans related to changes in interest rates. Risk tolerance is established through careful consideration of projected benefit obligations, plan funded status and the Company's other obligations and strategic investments.

The established target allocation is 88.0% fixed income securities and 12.0% equity securities. Fixed income investments are diversified across U.S. treasury, long and intermediate duration and high yield bonds. Equity investments are diversified across large capitalization U.S. and international stocks. Investment risk is measured and monitored on an ongoing basis through investment portfolio reviews, annual projected benefit liability measurements and asset/liability studies.

The fair value measurement of the plans' assets by asset category follows:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | |
| --- | --- | --- |
| (in millions) | December 31, 2024 | December 31, 2023 |
| Cash | $ 4.7 | $ 0.5 |
| U.S. treasury bonds | 6.4 | 21.8 |
| Mutual funds: | | |
| Equity mutual funds [1] | 5.6 | 13.1 |
| Fixed income mutual funds [2] | 41.5 | 79.4 |
| Total | $ 58.2 | $ 114.8 |

[1] This category is comprised of investments in mutual funds that invest in equity securities such as large publicly traded companies listed in the S&P 500 Index; small to medium sized companies with market capitalization in the range of the Russell 2500 Index; and foreign issuers in emerging markets.

[2] This category is comprised of investments in mutual funds that invest in U.S. corporate fixed income securities, including asset-backed securities; high yield fixed income securities primarily rated BB, B, CCC, CC, C and D; and US dollar denominated debt securities of government, government related and corporate issuers in emerging market countries.

The Company made contributions of $2.1 million and $5.1 million during 2024 and 2023, respectively. Contributions of $1.6 million and $1.5 million in 2024 and 2023, respectively, pertain to the Company's executive supplemental and director defined benefit pension plans. This contribution covers current participant benefits as these plans have no plan assets. No minimum contributions to the pension plans were required in 2024 and 2023, however, discretionary contributions of $0.5 million were made in 2024. During 2025, the Company expects to pay approximately $1.6 million in participant benefits under the executive supplemental and director plans.

A summary of estimated future benefits to be paid for the Company's defined benefit pension plans as of December 31, 2024, follows:

| (in millions) | 2025 | 2026 | 2027 | 2028 | 2029 | 2029-2033 |
| --- | --- | --- | --- | --- | --- | --- |
| Estimated benefit payments | $ 11.6 | $ 7.7 | $ 7.6 | $ 7.2 | $ 7.5 | $ 30.1 |

### Pension Settlement

On October 17, 2024, the Company entered into an agreement with an insurance company to purchase a nonparticipating single premium group annuity contract. In selecting the insurance company, the Company utilized guidance from the U.S. Department of Labor Interpretive Bulletin 95-1. Using plan assets, the Company transferred $55.0 million of certain defined benefit pension obligations to the insurance company. The contract covers approximately 1,300 Carlisle plan participants and beneficiaries (the "Transferred Participants"). Under this contract, the insurance company made an unconditional and irrevocable commitment to pay the pension benefits of each Transferred Participant that are due on or after January 1, 2025. The transaction did not change the amount of benefits payable to the Transferred Participants.

As a result of the transaction, the Company recognized non-cash pre-tax pension settlement charges of $21.1 million in the fourth quarter of 2024 related to the accelerated recognition of actuarial losses included within accumulated other comprehensive loss. The transaction also required the Company to remeasure the benefit obligations and plan assets as of the settlement date. The remeasurement reflected the use of an updated discount rate as of the remeasurement date of 5.0%, as compared to the discount rate of 4.8% that was used to determine benefit obligations as of December 31, 2023.

### Defined Contribution Plans

#### 401K Plan

The Company maintains defined contribution savings plans covering a significant portion of its eligible employees. Participant contributions are matched by the Company up to a 4.0% maximum of eligible compensation, subject to compensation and contribution limits as defined by the Internal Revenue Service. Employer contributions for the savings plan were $17.5 million, $19.9 million, and $20.3 million in 2024, 2023 and 2022, respectively.

Matching contributions are invested in funds as directed by participants. Eligible participants may also elect to invest up to 50.0% of the Company's matching contribution in the Company's common stock. Common shares held by the contribution savings plan were 0.4 million, 0.5 million, and 0.6 million as of December 31, 2024, 2023 and 2022, respectively.

#### Deferred Compensation - Cash

The Company's Deferred Compensation Plan allows certain eligible participants to defer a portion of their cash compensation and provides a matching contribution to the deferred compensation plan of up to 4.0% of eligible compensation. Eligible participants may elect to receive in-service distributions of deferred compensation or may defer receipt of distributions until retirement via lump sum or annual payment installments over a maximum period of 10 years. Participants allocate their deferred compensation amongst various investment options with earnings accruing to the participant.

The Company has established a Rabbi Trust to provide for a degree of financial security to cover its obligations under the Deferred Compensation Plan. Contributions to the Rabbi Trust by the Company are made at the discretion of management and generally are made in cash and invested in money-market funds. The Company consolidates the Rabbi Trust and therefore includes the investments in its Consolidated Balance Sheets. As of December 31, 2024, and 2023, the Company had $3.7 million and $4.4 million of cash, respectively, and $11.7 million and $11.5 million of short-term investments, respectively. The short-term investments are measured at fair value using quoted market prices in active markets (i.e., Level 1 measurements) with changes in fair value recorded in net income and the associated cash flows presented as operating cash flows.

### Workers' Compensation Claims and Related Losses

The Company maintains occurrence-based insurance coverage with certain insurance carriers in accordance with its risk management practices that provides for reimbursement of workers' compensation claims in excess of $0.5 million. The Company records a recovery receivable from the insurance carriers when such recovery is deemed probable based on the nature of the claim and history of recoveries. The liability related to workers' compensation claims, both those reported to the Company and those incurred but not yet reported, is estimated based on actuarial estimates, loss development factors and the Company's historical loss experience. A summary of the receivable and liability related to workers' compensation claims follows:

| (in millions) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Other current assets | $ 0.6 | $ 0.3 |
| Other long-term assets | 1.7 | 2.2 |
| Total recovery receivable | $ 2.3 | $ 2.5 |
| | | |
| Accrued and other current liabilities | $ 0.9 | $ 1.1 |
| Other long-term liabilities | 11.1 | 13.4 |
| Total workers' compensation liability | $ 12.0 | $ 14.5 |

## Note 15—Other Long-Term Liabilities

| (in millions) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Deferred taxes and other tax liabilities[1] | $ 239.1 | $ 253.0 |
| Operating lease liabilities[2] | 100.5 | 34.8 |
| Deferred compensation[3] | 28.5 | 27.2 |
| Pension and other post-retirement obligations[3] | 17.1 | 19.5 |
| Long-term workers' compensation[3] | 11.1 | 13.4 |
| Other | 81.6 | 72.5 |
| Other long-term liabilities | $ 477.9 | $ 420.4 |

[1] Refer to Note 8 for additional deferred tax discussion.
[2] Refer to Note 16 for additional operating lease liabilities discussion.
[3] Refer to Note 14 for additional pension, deferred compensation and workers' compensation discussion.

## Note 16—Commitments and Contingencies

### Leases

### Lease Costs, Assets and Liabilities

The Company has operating leases primarily for manufacturing facilities, warehouses, offices and certain equipment. These leases have remaining lease terms of one to 17 years, some of which include one or more options to renew, with renewal terms that can extend the leases one to 10 years or more. The components of lease cost follow:

| (in millions) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Operating lease cost | $ 26.6 | $ 21.2 | $ 19.6 |
| Variable lease cost | 8.5 | 5.5 | 4.4 |
| Short-term lease cost | 8.1 | 6.9 | 5.1 |
| Total lease cost | $ 43.2 | $ 33.6 | $ 29.1 |

A summary of lease assets and liabilities follows:

| (in millions) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Assets: | | |
| Operating lease right-of-use assets[1] | $ 121.6 | $ 50.4 |
| Liabilities: | | |
| Operating lease liabilities - current[2] | 25.7 | 19.8 |
| Operating lease liabilities - long-term[3] | 100.5 | 34.8 |
| Total lease liabilities | $ 126.2 | $ 54.6 |

[1] Included in other long-term assets.
[2] Included in accrued and other current liabilities.
[3] Included in other long-term liabilities.

Maturity of lease liabilities as of December 31, 2024, follow:

| (in millions) | 2025 | 2026 | 2027 | 2028 | 2029 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Lease payments | $ 31.4 | $ 26.1 | $ 19.4 | $ 13.9 | $ 12.5 | $ 57.3 | $ 160.6 |
| Less: imputed interest | | | | | | | (34.4) |
| Total lease liabilities | | | | | | | $ 126.2 |

### Lease Term and Discount Rate

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Operating leases: | | |
| Weighted-average remaining lease term (in years) | 8.4 | 3.5 |
| Weighted-average discount rate | 5.1 % | 4.4 % |

**Supplemental Cash Flow Information**

| (in millions) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Operating lease liabilities - cash paid | $ 23.4 | $ 19.9 | $ 18.4 |
| Operating lease liabilities - right-of-use assets obtained | 92.8 | 19.2 | 18.7 |

## *Litigation*

Over the years, the Company has been named as a defendant, along with numerous other defendants, in lawsuits in various courts in which plaintiffs have alleged injury due to exposure to asbestos-containing friction products produced and sold predominantly by the Company's discontinued Motion Control business between the late-1940s and the mid-1980s and roofing products produced and sold by Henry Company LLC, which the Company acquired on September 1, 2021. The Company has been subject to liabilities for indemnity and defense costs associated with these lawsuits.

The Company has recorded a liability for estimated indemnity costs associated with pending and future asbestos claims. As of December 31, 2024, the Company believes that its accrual for these costs is not material to the Company's financial position, results of operations or operating cash flows.

The Company recognizes expenses for defense costs associated with asbestos claims during the periods in which they are incurred. Refer to Note 1 for the Company's accounting policy related to litigation defense costs.

The Company currently maintains insurance coverage and is the beneficiary of other arrangements that provide coverage with respect to asbestos-related claims and associated defense costs. The Company records the insurance coverage as a receivable in an amount it reasonably estimates is probable of recovery for pending and future asbestos-related indemnity claims. Since the Company's insurance coverage contains various exclusions, limits of coverage and self-insured retentions and may be subject to insurance coverage disputes, the Company may incur expenses for indemnity and defense costs and recognize income from insurance recoveries in different periods, as such recoveries are recorded only if and when it becomes probable that such costs will be covered by insurance.

The Company is also involved in various other legal actions and proceedings arising in the ordinary course of business. In the opinion of management, the ultimate outcomes of such actions and proceedings, either individually or in the aggregate, are not expected to have a material adverse effect on the Company's financial position, results of operations, or operating cash flows.

## Note 17—Financial Instruments

### *Foreign Currency Forward Contracts*

The Company uses foreign currency forward contracts to hedge a portion of its foreign currency exchange rate exposure to forecasted foreign currency denominated cash flows. These instruments are not held for speculative or trading purposes.

A summary of the Company's designated and non-designated cash flow hedges follows:

| | December 31, 2024 | | December 31, 2023 | |
|---|---|---|---|---|
| (in millions) | Fair Value [1] | Notional Value | Fair Value [1] | Notional Value |
| Designated hedges | $ 0.9 | $ 15.9 | $ (0.9) | $ 26.6 |
| Non-designated hedges | — | 11.5 | (0.6) | 56.4 |

[1] The fair value of foreign currency forward contracts is included in other current assets. The fair value was estimated using observable market inputs such as forward and spot prices of the underlying exchange rate pair. Based on these inputs, derivative assets and liabilities are classified as Level 2 in the fair value hierarchy.

### *Designated Hedges*

For instruments that are designated and qualify as a cash flow hedge, the Company had foreign currency forward contracts with maturities less than one year. The changes in the fair value of the contracts are recorded in accumulated other comprehensive loss and recognized in the same line item as the impact of the hedged item, revenues or cost of sales, when the underlying forecasted transaction impacts earnings. Gains and losses on the contracts representing hedge components excluded from the assessment of hedge effectiveness are recognized in the same line item as the hedged item, revenues or cost of sales, currently.

## Non-Designated Hedges

For instruments that are not designed as a cash flow hedge, the Company had foreign exchange contracts with maturities less than one year. The unrealized gains and losses resulting from these contracts were immaterial and are recognized in other non-operating expense, net and partially offset corresponding foreign exchange gains and losses on these balances.

## Accumulated Other Comprehensive Loss

The changes in accumulated other comprehensive loss by component follows:

| (in millions) | Accrued post-retirement benefit liability | Foreign currency translation | Derivative contracts and other | Total |
|---|---|---|---|---|
| Balance as of December 31, 2022 | $ (38.2) | $ (105.4) | $ (14.2) | $ (157.8) |
| Other comprehensive (loss) income: | | | | |
| Other comprehensive (loss) income before reclassifications | (2.9) | 46.1 | 1.5 | 44.7 |
| Amounts reclassified from accumulated other comprehensive loss[1] | 1.6 | — | 0.4 | 2.0 |
| Other comprehensive (loss) income | (1.3) | 46.1 | 1.9 | 46.7 |
| Balance as of December 31, 2023 | (39.5) | (59.3) | (12.3) | (111.1) |
| Other comprehensive income (loss): | | | | |
| Other comprehensive income (loss) before reclassifications | 5.2 | (22.9) | 1.2 | (16.5) |
| Amounts reclassified from accumulated other comprehensive loss[1] | 15.5 | — | 2.0 | 17.5 |
| Other comprehensive income (loss) | 20.7 | (22.9) | 3.2 | 1.0 |
| Balance as of December 31, 2024 | $ (18.8) | $ (82.2) | $ (9.1) | $ (110.1) |

[1] The accrued post-retirement benefit liability reclassification pertains to the amortization of unrecognized actuarial gains and losses and prior service credits and settlement expenses included in net periodic benefit cost. Refer to Note 14 for additional pension discussion.

## Investment Securities

In accordance with its investment policy, the Company occasionally invests its excess cash in investment grade bonds and other securities to achieve higher yields. As of December 31, 2024 the Company had no investment grade bonds. The Company had $19.8 million of investment grade bonds as of December 31, 2023. The investment grade bonds are classified as available-for-sale and measured at fair value using quoted market prices in active markets (i.e., Level 1 measurements) with changes in fair value recorded in accumulated comprehensive income until realized, and the associated cash flows presented as investing cash flows. The Company includes the investments within other current assets in its Consolidated Balance Sheets.

## Other Financial Instruments

Other financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and long-term debt. The carrying values for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values because of their short-term nature and negligible credit losses. Refer to Note 13 for the fair value of long-term debt.

## Note 18—Subsequent Events

### ThermaFoam Acquisition

On February 3, 2025, the Company completed the purchase of Texas-based expanded polystyrene insulation manufacturer ThermaFoam for $52.9 million, subject to customary closing adjustments. Founded in 1978 and located in the Dallas/Fort Worth area, ThermaFoam serves the commercial, residential, and infrastructure construction markets through both the ThermaFoam and PowerFoam brands. The purchase of ThermaFoam is consistent with Carlisle's Vision 2030 strategy and strategic pivot to a pure play building products company with increased investment in innovation and synergistic M&A. The results of operations of the acquired business will be reported as part of the CWT segment.

**Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

None.

**Item 9A.  Controls and Procedures.**

(a)  <u>Evaluation of disclosure controls and procedures</u>. Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation and as of December 31, 2024, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective.

Management has prepared a report on the Company's internal control over financial reporting in which management has determined that the Company's controls are effective. A copy of management's report is set forth below.

(b)  <u>Changes in internal controls</u>. During the fourth quarter of 2024, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

### *Management's Report on Internal Control over Financial Reporting*

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

As discussed in Note 3 to the Consolidated Financial Statements in Item 8, the Company completed the acquisition of MTL Holdings LLC ("MTL") on May 1, 2024 and PFB Holdco ("PFB") on December 18, 2024. Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of MTL or PFB, which represented approximately 8% and 6% of total assets, respectively, as of December 31, 2024, and approximately 2% and less than 1% of revenues, respectively, for the year then ended.

The Company's internal control over financial reporting has been audited by Deloitte & Touche LLP, whose report with respect to the effectiveness of internal control over financial reporting is included in Item 8.

**Item 9B.  Other Information.**

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement as defined in item 408 of Regulation S-K, during the Company's fiscal quarter ended December 31, 2024.

**Item 9C.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

None.

**PART III**

### Item 10.  Directors, Executive Officers and Corporate Governance.

The following table sets forth certain information relating to each executive officer of the Company, as furnished to the Company by the executive officers. Except as otherwise indicated each executive officer has had the same principal occupation or employment during the past five years.

| Name | Age | Position with Company | Period of Service |
|------|-----|----------------------|-------------------|
| D. Christian Koch | 60 | Chair of the Board of Directors since May 2020, Director, President and Chief Executive Officer since January 2016; President and Chief Operating Officer from May 2014 to December 2015; Group President, Carlisle Diversified Products from June 2012 to May 2014; President, Carlisle Brake & Friction from January 2009 to June 2012; President, Carlisle Asia-Pacific from February 2008 to January 2009. | February 2008 to date |
| Andrew C. Easton | 38 | Vice President, Chief Accounting Officer since August 2024; Vice President, Internal Audit from March 2022 to July 2024; Director, Internal Audit from October 2018 to February 2022. | October 2018 to date |
| Mehul S. Patel | 46 | Vice President, Investor Relations since August 2023; Vice President of Finance, Carlisle Weatherproofing Technologies from February 2022 to July 2023; Chief Financial Officer, Henry Company from November 2019 to February 2022. | September 2021 to date |
| Frank J. Ready | 63 | President, Carlisle Weatherproofing Technologies since February 2022; President and Chief Executive Officer, Henry Company from November 2014 to February 2022. | September 2021 to date |
| Stephen F. Schwar | 62 | President, Carlisle Construction Materials since February 2022; Senior Vice President of Sales and Marketing, Carlisle Construction Materials from October 2021 to February 2022; Vice President, Single Ply Sales from January 2019 to October 2021; Vice President, SynTec Sales from January 2017 to January 2019. | July 1984 to date |
| Scott C. Selbach | 69 | Executive Vice President, Secretary and General Counsel since January 2023; Vice President, Secretary and General Counsel from May 2018 to January 2023; Vice President, Corporate Development from April 2006 to May 2018. | April 2006 to date |
| David W. Smith | 62 | Vice President, Sustainability and Community Relations since October 2018 | October 2018 to date |
| Susan Wallace | 60 | Vice President, Chief Human Resources Officer since December 2024; Vice President, Human Resources from February 2024 to November 2024; Vice President of Human Resources, Carlisle Construction Materials from January 2021 to February 2024; Director of Human Resources, Carlisle Construction Materials from April 2019 to January 2021. | April 2019 to date |
| Kevin P. Zdimal | 54 | Vice President, Chief Financial Officer since February 2022; Vice President, Corporate Development from May 2018 to February 2022, Vice President, Business Development from May 2016 to May 2018, Vice President and Chief Accounting Officer from May 2010 to May 2016. | September 1995 to date |

The officers have been elected to serve at the pleasure of the Board of Directors of the Company. There are no family relationships between any of the above officers, and there is no arrangement or understanding between any officer and any other person pursuant to which he or she was selected as an officer.

Information required by Item 10 is incorporated by reference to the applicable information set forth under the captions "Proposal 1: Election of Directors," "Audit Committee Report" and "Corporate Governance" in the Company's definitive proxy statement that is expected to be filed with the Securities and Exchange Commission no later than 40 days before the Company's Annual Meeting of Stockholders to be held on April 30, 2025 (the "Proxy Statement").

### Item 11.  Executive Compensation.

Information required by Item 11 is incorporated by reference to the applicable information set forth under the captions "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Compensation Tables and Other Matters" in the Proxy Statement.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

*Security Ownership of Certain Beneficial Owners and Management*

Information required by Item 12 is incorporated by reference to the applicable information set forth under the caption "Security Ownership" in the Proxy Statement.

*Securities Authorized for Issuance under Equity Compensation Plans*

The number of securities to be issued upon the exercise of equity awards under the Company's equity compensation plans, the weighted average exercise price of the options and the number of securities remaining for future issuance as of December 31, 2024, follows:

| (in millions, except per share amounts) | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by equity security holders | 1.2 [1] | $ 227.97 | 2.8 |
| Equity compensation plans not approved by equity security holders | — | n/a | — |
| Total | 1.2 | $ 227.97 | 2.8 |

[1] Includes shares of our common stock issuable upon the vesting of 0.1 million restricted stock awards and 0.2 million performance share units at maximum performance levels. These awards are not reflected in column (b) because they do not have an exercise price.

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

Information required by Item 13 is incorporated by reference to the applicable information set forth under the caption "Corporate Governance" in the Proxy Statement.

**Item 14. Principal Accounting Fees and Services.**

Information required by Item 14 is incorporated by reference to the applicable information set forth under the caption "Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

**Item 15. Exhibits, Financial Statement Schedules.**

(a)(1).     Financial statements required by Item 8 are as follows:

| | |
|---|---|
| Consolidated Statements of Income and Comprehensive Income, years ended December 31, 2024, 2023 and 2022 | 32 |
| Consolidated Balance Sheets, December 31, 2024 and 2023 | 33 |
| Consolidated Statements of Cash Flows, years ended December 31, 2024, 2023 and 2022 | 34 |
| Consolidated Statements of Stockholders' Equity, years ended December 31, 2024, 2023 and 2022 | 35 |
| Notes to Consolidated Financial Statements | 36 |

(a)(2).     Financial Statement Schedules:

Included in Item 8, as applicable.

(a)(3).     Exhibits applicable to the filing of this report are listed in the following exhibit index.

## Carlisle Companies Incorporated

### Exhibit Index

| Exhibit Number | Exhibit Title | Filed with this Form 10-K | Incorporated by Reference | |
|---|---|---|---|---|
| | | | Form | Date Filed |
| 2.1* | Equity Purchase Agreement, dated June 14, 2023, by and among Carlisle Companies Incorporated, Carlisle Intermediate Holdings, Inc., Carlisle, LLC, Carlisle International, LLC, Carlisle International Holdings Ltd, Carlisle Global II Limited, Carlisle Holdings GmbH and LSF12 Donnelly Bidco, LLC. | | 8-K | 6/16/2023 |
| 2.2* | Stock Purchase Agreement, dated as of January 30, 2024, by and between Carlisle Companies Incorporated and Amphenol Corporation | | 8-K | 1/30/2024 |
| 2.3* | Amendment No. 1 to the Stock Purchase Agreement, dated as of April 15, 2024, by and between Carlisle Companies Incorporated and Amphenol Corporation. | | 10-Q | 7/25/2024 |
| 2.4* | Unit Purchase Agreement, dated as of March 18, 2024, by and between Carlisle Companies Incorporated, PWP Growth Equity Fund II LP, MTL CP LP, MTL Management Pool LLC, PWP Growth Equity Fund II B LP, Newbury Equity Partners V L.P., HQ Capital SCS SICAV-SIF – Auda Co-Investment Fund II, Regent Street Co-Investment Fund 2018-5, LLC, Trinity Alps Private Opportunities Fund I B LLC, Antares Capital 2 LP, Randolph Street Ventures, L.P., Jeffrey C. Walker, Chavkin Management Corp, MTL Holdings LLC, MTL GEF Blocker LLC, and, solely in its capacity as the sellers' representative, PWP Growth Equity Fund II LP. | | 8-K | 3/20/2024 |
| 2.5* | Securities Purchase Agreement, dated as of October 17, 2024, by and between Carlisle Companies Incorporated, PFB Intermediate, LLC, PFB Holdco, LLC and PFB Custom Homes Group, LLC. | | 8-K | 10/18/2024 |
| 3.1 | Amended and Restated Certificate of Incorporation of Carlisle Companies Incorporated. | | 8-K | 5/1/2024 |
| 3.2 | Amended and Restated Bylaws of Carlisle Companies Incorporated. | | 8-K | 12/9/2024 |
| 4.1 | Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934. | X | | |
| 4.2 | Form of Trust Indenture between Carlisle Companies Incorporated and Fleet National Bank. | | S-3 | 11/26/1996 |
| 4.3 | First Supplemental Indenture, dated as of August 18, 2006. | | 8-K | 8/18/2006 |
| 4.4 | Second Supplemental Indenture, dated as of December 9, 2010. | | 8-K | 12/10/2010 |
| 4.5 | Third Supplemental Indenture, dated as of November 20, 2012. | | 8-K | 11/20/2012 |
| 4.6 | Fourth Supplemental Indenture, dated as of February 28, 2020. | | 8-K | 2/28/2020 |
| 4.7 | Fifth Supplemental Indenture, dated as of September 28, 2021. | | 8-K | 9/28/2021 |
| 4.8 | Form of 3.75% Unsecured Senior Notes due 2027. | | 8-K | 11/16/2017 |
| 4.9 | Form of 2.75% Unsecured Senior Notes due 2030. | | 8-K | 2/28/2020 |
| 4.1 | Form of 2.20% Unsecured Senior Notes due 2032. | | 8-K | 9/28/2021 |
| 10.1** | Carlisle Companies Incorporated Incentive Compensation Program, as amended and restated effective January 1, 2024. | | 8-K | 5/1/2024 |
| 10.2 | Form of Nonqualified Stock Option Agreement for grants to executive officers. | X | | |
| 10.3 | Form of Restricted Share Agreement for grants to executive officers. | X | | |
| 10.4** | Form of Restricted Share Agreement for retention award grants to executive officers. | | 10-K | 2/17/2022 |
| 10.5 | Form of Performance Share Agreement for grants to executive officers. | X | | |
| 10.6** | Form of Restricted Stock Unit Agreement for grants to non-employee directors. | | 10-K | 2/17/2022 |
| 10.7** | Form of Restricted Share Agreement for grants to non-employee directors. | | 10-K | 2/17/2022 |

**Carlisle Companies Incorporated**

**Exhibit Index**

| Exhibit Number | Exhibit Title | Filed with this Form 10-K | Incorporated by Reference | |
|---|---|---|---|---|
| | | | Form | Date Filed |
| 10.8** | Nonqualified Deferred Compensation Plan, as amended and restated effective January 1, 2022. | | 8-K | 2/10/2022 |
| 10.9 | Nonqualified Benefit Plan Trust, dated as of February 2, 2010, by and between Carlisle Companies Incorporated and Wachovia Bank, National Association. | | 10-Q | 4/27/2010 |
| 10.10** | Deferred Compensation Plan for Non-Employee Directors, as amended and restated effective May 6, 2020. | | 10-Q | 7/23/2020 |
| 10.11** | Supplemental Pension Plan, as amended and restated effective January 1, 2019. | | 10-Q | 4/25/2019 |
| 10.12** | Form of Executive Severance Agreement with D. Christian Koch and Scott C. Selbach. | | 10-K | 2/27/2009 |
| 10.13** | Form of Executive Severance Agreement with executive officers. | | 8-K/A | 4/12/2017 |
| 10.14** | Letter Agreement, dated January 30, 2024, between Carlisle Companies Incorporated and John E. Berlin. | | 8-K | 1/30/2024 |
| 10.15 | Fifth Amended and Restated Credit Agreement, dated as of April 3, 2024, by and among Carlisle Companies Incorporated and Carlisle, LLC, as co-borrowers, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto. | | 8-K | 4/3/2024 |
| 19.1 | Carlisle Companies Incorporated Statement of Policy Concerning Securities Trading | X | | |
| 21.1 | Subsidiaries of the Registrant. | X | | |
| 23.1 | Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP. | X | | |
| 31.1 | Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a). | X | | |
| 31.2 | Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a). | X | | |
| 32.1 | Section 1350 Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | X | | |
| 97.1 | Carlisle Companies Incorporated Policy for the Recovery of Erroneously Awarded Compensation | X | | |
| 101.INS | Inline XBRL Instance | X | | |
| 101.SCH | Inline XBRL Taxonomy Extension Schema | X | | |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation | X | | |
| 101.LAB | Inline XBRL Taxonomy Extension Labels | X | | |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation | X | | |
| 101.DEF | Inline XBRL Taxonomy Extension Definition | X | | |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document) | X | | |

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.

** Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.

## Item 16. Form 10-K Summary.

Not applicable.

**Signatures**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**CARLISLE COMPANIES INCORPORATED**

By: /s/ Kevin P. Zdimal
_____

Kevin P. Zdimal, *Vice President and*
*Chief Financial Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

| /s/ D. Christian Koch | /s/ Robin J. Adams |
|---|---|
| D. Christian Koch, *Director,* | Robin J. Adams, *Director* |
| *Chair, President and Chief Executive Officer* | |
| *(Principal Executive Officer)* | |
| | |
| /s/ Kevin P. Zdimal | /s/ Robert G. Bohn |
| Kevin P. Zdimal, *Vice President and* | Robert G. Bohn, *Director* |
| *Chief Financial Officer* | |
| *(Principal Financial Officer)* | |
| | |
| /s/ Andrew C. Easton | /s/ Jonathan R. Collins |
| Andrew C. Easton, *Vice President and* | Jonathan R. Collins, *Director* |
| *Chief Accounting Officer* | |
| *(Principal Accounting Officer)* | /s/ James D. Frias |
| | James D. Frias, *Director* |
| | |
| | /s/ Maia A. Hansen |
| | Maia A. Hansen, *Director* |
| | |
| | /s/ C. David Myers |
| | C. David Myers, *Director* |
| | |
| | /s/ Gregg A. Ostrander |
| | Gregg A. Ostrander, *Director* |
| | |
| | /s/ Sheryl D. Palmer |
| | Sheryl D. Palmer, *Director* |
| | |
| | /s/ Corrine D. Ricard |
| | Corrine D. Ricard, *Director* |
| | |
| | /s/ Jesse G. Singh |
| | Jesse G. Singh, *Director* |

February 14, 2025